As filed with the Securities and Exchange Commission on January 31, 2007
Registration No. 333-140028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Mindray Medical International Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Mindray Building
Keji 12th Road South
Hi-tech Industrial Park, Nanshan
Shenzhen 518057
People’s Republic of China
(86-755) 2658-2888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Kurt J. Berney, Esq. O’Melveny & Myers LLP 37th Floor, Plaza 66 1266 Nanjing Road West Shanghai 200040, P.R.C. 86-21-2307-7007	William Y. Chua, Esq. Sullivan & Cromwell LLP 28th Floor Nine Queen’s Road Central Hong Kong S.A.R. 852-2826-8688

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered(1)(2)	Registered(2)(3)	Unit(3)	Price(3)	Registration Fee(4)

Class A Ordinary Shares, par value HK$0.001 per share	11,301,303	US$23.40	US$264,450,491	US$28,297

(1)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the Class A ordinary shares registered hereby have been registered pursuant to a separate registration statement on Form F-6 filed with the Commission on September 15, 2006 (Registration Statement No. 333-137373). Each American depositary share represents one Class A ordinary share.

(2)	Includes (a) all Class A ordinary shares represented by American depositary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public, and (b) Class A ordinary shares represented by 1,474,083 American depositary shares that are issuable upon the exercise of the underwriters’ option to purchase additional shares. The Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sale prices on January 24, 2007.

(4)	Previously paid.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 31, 2007
Mindray Medical International Limited
9,827,220 American Depositary Shares
Representing
9,827,220 Class A Ordinary Shares

       The selling shareholders identified in this prospectus are offering 9,827,220 American depositary shares, or ADSs. Each ADS represents one Class A ordinary share, par value HK$0.001 per share, of Mindray Medical International Limited, or Mindray. The ADSs are evidenced by American depositary receipts, or ADRs. We will not receive any proceeds from the ADSs sold in this offering.
       Our ADSs are listed on the New York Stock Exchange under the symbol “MR”. On January 30, 2007, the last reported sale price for our ADSs was US$25.12 per ADS.
       See “Risk Factors” beginning on page 10 to read about risks you should consider before buying our ADSs.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	US$	US$
Underwriting discount	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$
       To the extent that the underwriters sell more than 9,827,220 ADSs, the underwriters have an option to purchase up to an additional 1,474,083 ADS from the selling shareholders at the public offering price less the underwriting discount.

       The underwriters expect to deliver the ADSs evidenced by the ADRs against payment in US dollars in New York, New York on                     , 2007.
Goldman Sachs (Asia) L.L.C.
                    JPMorgan
UBS Investment Bank

Prospectus dated                     , 2007.

PROSPECTUS SUMMARY
      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our American depositary shares, or ADSs, discussed under “Risk Factors”, before deciding whether to buy our ADSs.
Our Business
      We are a leading developer, manufacturer and marketer of medical devices in China. We also have a significant and growing presence outside of China, primarily in other regions of Asia and in Europe. We offer a broad range of more than 40 products across our three primary business segments: patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems. According to Frost & Sullivan, we had the leading market share in China by units sold, and the second leading market share by revenue, for the sale of patient monitoring devices in 2003, and we believe that we continue to be a market leader in China today. In addition, we believe we hold a leading market share position in China in diagnostic laboratory instruments and grayscale ultrasound imaging systems. Due to our leading market position, we believe we have one of the most recognized brands in the medical device industry in China.
      We sell our products primarily to distributors, and the balance directly to hospitals, clinics, government agencies, original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs. With over 1,800 distributors and 650 direct sales and sales support personnel, we believe our nationwide distribution, sales and service network is the largest of any medical device manufacturer in China. This extensive platform allows us to be closer than our competitors to end-users and enables us to be more responsive to local market demand. In addition, we sell our products internationally through more than 800 distributors and 90 sales personnel. This established and expanding international sales and distribution network provides us with a platform from which to build and expand our market position globally. To date, we have sold our products to approximately 27,000 hospitals, clinics and other healthcare facilities in China and sold over 200,000 devices worldwide.
      We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products tailored to end-user needs. Furthermore, our China-based research and development and manufacturing operations provide us with a distinct competitive advantage in international markets by enabling us to leverage low-cost technical expertise, labor, raw materials and facilities.
      To enhance our leading market position, we have made and will continue to make significant investments in research and development. We increased our investment in research and development activities from 8.6% of net revenues in 2003 to 9.8% of net revenues in 2005 and to 9.9% of net revenues in the nine months ended September 30, 2006, establishing what we believe is the largest research and development team of any medical device manufacturer in China, with more than 600 engineers on our staff. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. We continually seek to broaden our market reach by introducing new and more advanced products and new product lines that address different end-user segments. Since 2003, we have introduced more than 30 new products.
      Our net revenues increased from RMB460.3 million in 2003 to RMB1,078.6 million (US$136.5 million) in 2005, representing a compound annual growth rate of 53.1%. Our net revenues grew from RMB733.6 million in the nine months ended September 30, 2005 to RMB1,037.6 million (US$131.3 million) in the same period in 2006, a 41.4% increase. In the nine months ended September 30, 2006, our three primary business segments, patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems, accounted for 40.0%, 29.6% and 29.0% of our net segment revenues, respectively. Over the past three years, we have significantly expanded our geographic scope and increased the percentage of our revenues generated by international sales. Our products have been sold in more than 135 countries, and international sales grew from 24.7% of our net revenues in 2003 to 41.9% of our net revenues in 2005 and to 46.6% of our net revenues in the nine months ended September 30, 2006.
Our Industry
      According to Frost & Sullivan, China’s market for medical devices had an estimated value of US$7.5 billion in 2004, representing approximately 5% of the US$148 billion global medical device market. China’s medical device market, as well as the medical device markets in several developing countries, is projected to grow faster than the global medical device market. According to Frost & Sullivan, China’s medical device market is projected to grow from US$7.5 billion in 2004 to US$10.1 billion in 2006. Reasons for this faster growth in China include:

•	fast growing economy;

•	increasing percentage of gross domestic product, or GDP, expected to be spent on healthcare;

•	increasing desire for and utilization of more advanced technologies in Chinese hospitals and clinics;

•	increasing availability of healthcare insurance;

•	higher degree of operating autonomy at hospitals and clinics; and

•	growing desire for better quality of care.
      Hospitals and clinics in China purchase almost all of their medical devices and supplies through distributors. These distributors tend to operate in small territories in China, and many focus only on eastern coastal cities. As a result, medical device manufacturers need to develop relationships with several distributors in different regions to be able to reach a broad end-user base. We believe the ability to leverage local contacts and knowledge is vital in establishing an effective distribution network, constituting a significant barrier to entry for both smaller local companies and larger, international competitors that lack a meaningful local presence in China.
Our Products
      We believe that we are well positioned to benefit from the growing medical device markets in China and internationally. Historically, the primary end-users of a majority of our products have been small- and medium-sized hospitals in China, although a significant portion of our patient monitoring devices have also been sold to large-sized hospitals in China. As these small-and medium-sized hospitals look to offer a higher level of care, we believe our products, which are typically of higher quality than those of most domestic manufacturers, and of comparable quality but lower cost than those of many of our international competitors, will be attractive alternatives. In addition, we intend to continue broadening our customer base by developing and introducing new products for both the higher-end and lower-end of our target markets.
      Our leading product in the nine months ended September 30, 2006 was our portable PM-9000 multi-parameter patient monitoring device. We offer more than 15 patient monitoring devices, including five which have received 510(K) clearance from the United States Food and Drug Administration, or FDA. In our diagnostic laboratory instruments business segment, we offer a range of more than ten hematology and biochemistry analyzers that perform analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We generate a recurring revenue stream by offering single-use reagents, which are substances used to create chemical reactions that are analyzed by our instruments. In our ultrasound imaging systems business segment, we offer more than ten ultrasound imaging systems, including a color Doppler ultrasound imaging system that we introduced in September 2006 for use in several clinical areas, such as urology, gynecology, obstetrics and cardiology.

Our Strengths, Strategies and Risks
      We believe we have the following principal competitive strengths:

•	strong brand and leading market position in China’s medical device market;

•	extensive distribution, sales and service network for medical devices in China;

•	established and expanding international distribution and sales network;

•	proven research and development capabilities; and

•	efficient vertically integrated operating model.
      Our objective is to strengthen our position as a leader in developing, manufacturing and marketing medical devices in China and to become a leader in selected international markets. We intend to achieve our objective by implementing the following strategies:

•	increasing our market share in China’s medical device market;

•	enhancing our market position and brand recognition in existing and new international markets;

•	expanding the scope of our current product offerings and introducing new product lines; and

•	maintaining our disciplined cost focus.
      We expect to face risks and uncertainties related to our ability to:

•	develop and commercialize new products;

•	establish and maintain our relationships with our distributors;

•	attract and retain key management and research and development personnel;

•	build our brand and expand our sales in international markets; and

•	protect our intellectual property rights.
      See “Risk Factors” for a detailed discussion of these and other risks that we face.
Our Offices
      Our principal executive offices are located at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China, and our telephone number is (86-755) 2658-2888. Our website address is http://www.mindray.com. The information on our website does not form a part of this prospectus.
Recent Developments
      Initial Public Offering. On September 29, 2006, we completed our initial public offering, which involved the sale by us and some of our shareholders of 23,000,000 of our ADSs, representing 23,000,000 of our Class A ordinary shares at an initial public offering price of US$13.50 per ADS.
      New Product Introductions. Since September 2006, we have introduced several new products, including:

•	our first color Doppler ultrasound imaging system, the DC-6;

•	our high-end Beneview line of patient monitoring devices;

•	our first five-part hematology analyzer, the BC-5500; and

•	our first anesthesia machine, the WATO EX-50.

      Expansion of Research and Development and Manufacturing Capabilities. On December 27, 2006, we signed an agreement with the Government of the Nanjing Jiangning Development Zone. The agreement provides for staged investments to establish a new research and development and manufacturing facility in Nanjing. Our total investment, including the cost of development, over three and one-half years is expected to be up to US$150 million, with a targeted first year investment of no more than US$30 million. This facility, which we expect to be operational by 2009, will expand our presence in the Yangtze Delta region surrounding Shanghai in Eastern China and strengthen our ability to attract and retain research and development talent in the region. In particular, the research and development activities at the facility will focus on developing products complementary to our existing product portfolio. In addition, we recently opened a small research and development office in Seattle, Washington, to focus on more advanced medical device technologies.
Selected Estimated Results for the Year Ended December 31, 2006
      The following is an estimate of selected preliminary unaudited financial results for the year ended December 31, 2006. Neither the review of our financial statements for the quarter ended December 31, 2006 nor the audit as of and for the year ended December 31, 2006 has been completed, and therefore these results are subject to adjustment. We expect:

•	net revenues in 2006 to be in the range of RMB1,470 million to RMB1,500 million, compared to net revenues of RMB1,079 million in 2005;

•	net income in 2006 to be in the range of RMB360 million to RMB375 million, compared to net income of RMB205 million in 2005;

•	basic earnings per ordinary share in 2006 to be in the range of RMB4.13 to RMB4.31, compared to basic earnings per ordinary share of RMB2.31 in 2005; and

•	diluted earnings per ordinary share in 2006 to be in the range of RMB3.73 to RMB3.89, compared to diluted earnings per ordinary share of RMB2.31 in 2005.
      Given the preliminary nature of our estimates, our actual net revenues and earnings per ordinary share may be materially different from our current expectations. Our net revenues in 2006 are subject to adjustment based upon, among other things, reconciliation of PRC GAAP net revenues to US GAAP net revenues. Our net income and earnings per share in 2006 are subject to adjustment based upon, among other things, the finalization of our year-end closing, reporting and audit processes, particularly as related to accrued expenses and income taxes. For additional information regarding the various risks and uncertainties inherent in such estimates, see “Forward-Looking Statements”.
Conventions That Apply to This Prospectus
      Unless we indicate otherwise, all information in this prospectus assumes:

•	no exercise by the underwriters of their option to purchase up to 1,474,083 additional ADSs from the selling shareholders representing 1,474,083 Class A ordinary shares; and

•	none of our outstanding options as of September 30, 2006, have been exercised.
      Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company,” “our,” “Mindray International” and “Mindray” refer to Mindray Medical International Limited, and its consolidated subsidiaries, including Shenzhen Mindray Bio-Medical Electronics Co., Ltd., or Shenzhen Mindray, and Shenzhen Mindray’s predecessor entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this prospectus only, Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	All references to “Renminbi” or “RMB” are to the legal currency of China, all references to “US dollars”, “dollars”, “$” or “US$” are to the legal currency of the United States, and all references to “HK$” are to the legal currency of the Hong Kong Special Administrative Region of China;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value HK$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•	“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“PRC GAAP” refers to accounting principles and the relevant financial regulations applicable to PRC enterprises; and

•	“US GAAP” refers to generally accepted accounting principles in the United States.
      This prospectus contains translations of Renminbi amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the year ended December 31, 2005 and nine months ended September 30, 2006 were made at the noon buying rate in The City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of September 29, 2006, which was RMB7.9040 to US$1.00. We make no representation that the Renminbi or US dollar amounts referred to in this prospectus could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all. On January 19, 2007, the noon buying rate was RMB7.7752 to US$1.00.

THE OFFERING
      The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

ADSs offered by the selling shareholders	9,827,220 ADSs

Price per ADS	US$ per ADS

ADSs outstanding immediately after this offering	32,827,220 ADSs

Class A ordinary shares outstanding immediately after this offering	61,339,364 shares, excluding 15,000,000 Class A ordinary shares originally reserved for issuance under our employee share incentive plan, of which 11,866,550 are issuable upon the exercise of outstanding options and an additional 3,133,450 are available for issuance.

Class B ordinary shares outstanding immediately after this offering	44,388,313 shares

Total ordinary shares outstanding immediately after this offering	105,727,677 shares

The ADSs	Each ADS represents one Class A ordinary share, par value HK$0.001 per share. The ADSs to be delivered upon completion of this offering will be evidenced by a global ADR.

• The depositary will be the holder of the Class A ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement.

• If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses.

• You may turn in your ADSs to the depositary in exchange for Class A ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

• We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

New York Stock Exchange trading symbol	“MR”

Ordinary Shares	Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to shareholder vote, and each Class B ordinary share is entitled to five votes on all matters subject to shareholder vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares will automatically and immediately convert into an equal number of Class A ordinary shares upon any transfer to any person or entity which is not an affiliate of the transferor.

In addition, if the number of Class B ordinary shares issued and outstanding is less than 20% of the total number of our issued and outstanding ordinary shares, each issued and outstanding Class B ordinary share will automatically convert into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

Depositary	The Bank of New York

Option to purchase additional ADSs	The selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,474,083 ADSs.

Timing and settlement for ADSs	The ADSs are expected to be delivered against payment on , 2007. The global ADR evidencing the ADSs will be revised and deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Use of proceeds	We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before deciding to invest in our ADSs.

Lock-up	We and the selling shareholders have agreed for a period of 90 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares or ADSs representing our Class A ordinary shares. See “Underwriting”.

Furthermore, in connection with our initial public offering in September 2006, each of our directors and executive officers and substantially all of our shareholders at that time entered into a similar lock-up agreement for a period of 180 days from the date of our initial public offering prospectus. These parties collectively own approximately 65% of our outstanding ordinary shares, without giving effect to this offering. See “Shares Eligible for Future Sale”.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION
      The following summary consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, both of which are located elsewhere in this prospectus.
      The summary consolidated financial data presented below for the three years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with US GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on those consolidated financial statements is included elsewhere in this prospectus.
      The summary consolidated financial data as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements. In our opinion, all adjustments necessary for a fair presentation of the financial data for these unaudited periods are contained in the financial statements that are included elsewhere in this prospectus. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year.
      Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	For the Year Ended				For the Nine Months Ended
	December 31,				September 30,

	2003	2004	2005	2005	2005	2006	2006

	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except share and per share data)
Statement of Operations Data:
Net revenues	460,254	697,837	1,078,573	136,459	733,640	1,037,624	131,278
Cost of revenues(1)	(210,565)	(319,013)	(493,326)	(62,415)	(331,632)	(467,088)	(59,095)

Gross profit	249,689	378,824	585,247	74,044	402,008	570,536	72,183
Operating expenses:
Selling expenses(1)	(61,322)	(92,177)	(146,499)	(18,535)	(102,047)	(149,442)	(18,907)
General and administrative expenses(1)	(35,808)	(32,340)	(112,082)	(14,180)	(96,354)	(43,102)	(5,453)
Research and development expenses(1)	(39,781)	(61,604)	(106,147)	(13,430)	(72,004)	(103,175)	(13,054)
Other general expenses	—	—	—	—	—	23	3

Operating income	112,778	192,703	220,519	27,900	131,603	274,840	34,772
Other income, net	1,918	39	9,210	1,165	714	(1,468)	(186)
Interest income	531	3,087	3,854	488	854	8,878	1,123
Interest expense	(2,815)	(3,324)	(2,019)	(255)	(1,623)	(327)	(41)

Income before income taxes and minority interests	112,412	192,505	231,564	29,297	131,548	281,923	35,668
Provision for income taxes	(7,624)	(10,758)	(18,066)	(2,286)	(11,913)	(19,649)	(2,486)
Minority interests	—	—	(8,409)	(1,064)	1	(6,456)	(817)

Net income	104,788	181,747	205,089	25,947	119,636	255,818	32,366
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	(14,031)	(1,775)	(14,031)	—	—

Income attributable to ordinary shareholders(2)	104,788	181,747	191,058	24,172	105,605	255,818	32,366

Basic earnings per share	RMB1.22	RMB2.11	RMB2.31	US$ 0.29	RMB1.24	RMB3.17	US$ 0.40

Diluted earnings per share	RMB1.22	RMB2.11	RMB2.31	US$ 0.29	RMB1.24	RMB2.80	US$ 0.35

Shares used in computation of:
Basic earnings per share	86,000,000	86,000,000	82,790,427	82,790,427	85,297,806	80,777,302	80,777,302

Diluted earning per share	86,000,000	86,000,000	82,790,427	82,790,427	85,297,806	91,314,023	91,314,023

	As of September 30, 2006

	RMB	US$
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	291,095	36,829
Working capital(3)	1,514,749	191,643
Total assets	2,351,777	297,543
Total liabilities	265,187	33,551
Minority interests	10	1
Total shareholders’ equity	2,086,580	263,990

(1)	Share-based compensation charges incurred during the period related to:

					For the Nine Months
	For the Year Ended December 31,				Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except share and per share data)
Cost of revenues	—	—	268	34	268	426	54
Selling expenses	—	—	8,576	1,085	8,576	5,555	703
General and administrative expenses	—	—	59,014	7,466	59,014	8,749	1,107
Research and development expenses	—	—	3,071	389	3,071	4,783	605

(2)	Income attributable to ordinary shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders on a pro-rata basis.

(3)	Working capital is equal to current assets less current liabilities, and includes net proceeds receivable of RMB1,254.6 million (US$158.7 million) from our initial public offering received after September 30, 2006.

RISK FACTORS
      You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before investing in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. The market price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.
RISKS RELATING TO OUR BUSINESS AND INDUSTRY
          We may fail to effectively develop and commercialize new products, which would materially and adversely affect our business, financial condition, results of operations and prospects.
      The medical device market is developing rapidly and related technology trends are constantly evolving. This results in frequent introduction of new products, short product life cycles and significant price competition. Consequently, our success depends on our ability to anticipate technology development trends and identify, develop and commercialize in a timely and cost-effective manner new and advanced products that our customers demand. New products contribute significantly to our net revenues. Products introduced since 2004 accounted for more than 70% of our net revenues in the nine months ended September 30, 2006. We expect the medical device market to continue to evolve toward newer and more advanced products, many of which we do not currently produce. For example, the market for five-part hematology analyzers has been growing faster than the market for three-part hematology analyzers for several years, but we did not offer a five-part hematology analyzer until September 2006. Moreover, it may take an extended period of time for our new products to gain market acceptance, if at all. Furthermore, as the life cycle for a product matures, the average selling price generally decreases. Although we have previously offset the effect of declining average sales prices through increased sales volumes and reductions in manufacturing costs, we may be unable to continue to do so. Lastly, during a product’s life cycle, problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect its continued commercial viability.
      Whether we are successful in developing and commercializing new products is determined by our ability to:

•	accurately assess technology trends and customer needs and meet market demands;

•	optimize our manufacturing and procurement processes to predict and control costs;

•	manufacture and deliver products in a timely manner;

•	increase customer awareness and acceptance of our products;

•	minimize the time and costs required to obtain required regulatory clearances or approvals;

•	anticipate and compete effectively with other medical device developers, manufacturers and marketers;

•	price our products competitively; and

•	effectively integrate customer feedback into our research and development planning.

          We depend on distributors for a significant majority of our revenues and will rely on adding distributors both in China and internationally for most of our revenue growth. Failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business.
      We depend on distributors for a significant majority of our revenues and will rely on adding distributors both in China and internationally for most of our revenue growth. We do not have long-term distribution agreements. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. In addition, we seek to limit our dependence on any single distributor by limiting and periodically redefining the scope of each distributor’s territory and the range of our products that it sells, which may make us less attractive to some distributors. Furthermore, competition for distributors is intense. We compete for distributors domestically and internationally with other leading medical equipment and device companies that may have higher visibility, greater name recognition and financial resources, and a broader product selection than we do. Our competitors also often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. Consequently, maintaining relationships with existing distributors and replacing distributors may be difficult and time consuming. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products and would materially and adversely affect our business, financial condition and results of operations.
          We may be unable to effectively manage our distribution network, and our business, prospects and brand may be materially and adversely affected by actions taken by our distributors.
      We have limited ability to manage the activities of our distributors, who are independent from us. Our distributors could take one or more of the following actions, any of which could have a material adverse effect on our business, prospects and brand:

•	sell products that compete with our products that they have contracted to sell for us;

•	sell our products outside their designated territory, possibly in violation of the exclusive distribution rights of other distributors;

•	fail to adequately promote our products;

•	fail to provide proper training, repair and service to our end-users; or

•	violate the anti-corruption laws of China, the United States or other countries.
      Failure to adequately manage our distribution network, or non-compliance by distributors with our distribution agreements could harm our corporate image among end users of our products and disrupt our sales, resulting in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the US Foreign Corrupt Practices Act, or FCPA. In particular, we may be held liable for actions taken by our distributors even though almost all of our distributors are foreign companies that are not subject to the FCPA. The PRC government has increased its anti-bribery efforts in the healthcare sector to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which could materially and adversely affect our financial condition and results of operations. In addition, our brand and reputation, our sales activities or the price of our ADSs could be adversely affected if our company becomes the target of any negative publicity as a result of actions taken by our distributors.

          Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.
      On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.
      We completed the initial listing and trading of our ADSs on the New York Stock Exchange on September 29, 2006. We did not seek CSRC approval in connection with either our initial public offering or this offering. However, the application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.
      Our PRC counsel, Jun He Law Offices, has advised us that because we completed our restructuring before September 8, 2006, the effective date of the new regulation, it was not and is not necessary for us to submit the application to the CSRC for its approval, and the listing and trading of our ADSs on the New York Stock Exchange does not require CSRC approval. A copy of Jun He Law Offices’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 in connection with this offering, which is available at the SEC’s website at www.sec.gov.
      If the CSRC or another PRC regulatory agency subsequently determines that CSRC approval was required for our initial public offering or this offering, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.
      Also, if later the CSRC requires that we obtain its approval, we may be unable to obtain a waiver of the CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding this CSRC approval requirement could have a material adverse effect on the trading price of our ADSs.
          International expansion may be costly, time consuming and difficult. If we do not successfully expand internationally, our profitability and prospects would be materially and adversely affected.
      Our success significantly depends upon our ability to expand in our existing international markets and enter into new international markets. In expanding our business internationally, we have entered and intend to continue to enter markets in which we have limited or no experience and in which our brand may be less recognized. To further promote our brand and generate demand for our products so as to attract distributors in international markets, we expect to spend significantly more on marketing and promotion than we do in our existing markets. We may be unable to attract a sufficient number of distributors, and our selected distributors may not be suitable for selling our products. Furthermore, in new markets we may fail to anticipate competitive conditions that are different from those in our existing markets. These competitive conditions may make it difficult or impossible for us to effectively operate in these markets. If our expansion efforts in existing and new markets are unsuccessful, our profitability and prospects would be materially and adversely affected.

      We are exposed to other risks associated with international operations, including:

•	political instability;

•	economic instability and recessions;

•	changes in tariffs;

•	difficulties of administering foreign operations generally;

•	limited protection for intellectual property rights;

•	obligations to comply with a wide variety of foreign laws and other regulatory requirements;

•	increased risk of exposure to terrorist activities;

•	financial condition, expertise and performance of our international distributors;

•	export license requirements;

•	unauthorized re-export of our products;

•	potentially adverse tax consequences; and

•	inability to effectively enforce contractual or legal rights.
          If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, especially with respect to our international markets, which would materially and adversely affect our financial condition and results of operations, as well as damage our reputation and brand.
      Our distributors typically order our products on a purchase order basis. We project demand for our products based on rolling projections from our distributors, our understanding of anticipated hospital procurement spending, and distributor inventory levels. Lack of significant order backlog and the varying sales and purchasing cycles of our distributors and other customers, however, make it difficult for us to forecast future demand accurately.
      Our projections of market demand for our products in international markets are less reliable than our domestic projections because we have less information available on which to base our projections. Specifically, we do not have consistently reliable information regarding international distributor inventory levels, and we often lack extensive knowledge of the local market conditions or about the purchasing patterns, preferences, or cycles of international distributors. Furthermore, because shipping finished products to international distributors typically takes more time than shipping to domestic distributors, inaccurate projections of international demand could result more quickly in unmet demand.
      If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to reduce our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by, from time to time, deferring our purchase of raw materials and components in anticipation of supplier price reductions. As we seek to balance reduced inventory costs and production flexibility, we may fail to accurately forecast demand and coordinate our procurement and production to meet demand on a timely basis. For example, we did not foresee a surge in direct sales orders from hospitals in China during the fourth quarter in 2005. Our underestimation of demand, coupled with our decision to defer our purchase of new raw materials and components in anticipation of a reduction in pricing for certain raw materials and components at the beginning of a new calendar year, resulted in up to three-week delays in our product deliveries internationally. Our inability to accurately predict our demand and to timely meet our demand could materially and adversely affect our financial conditions and results of operations as well as damage our reputation and corporate brand.

          We depend on our key personnel, and our business and growth may be severely disrupted if we lose their services.
      Our success significantly depends upon the continued service of our key executives and other key employees. In particular, we are highly dependent on our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of sales and marketing, Mr. Cheng Minghe, to manage our business and operations, and on our key research and development personnel for the development of new products. We have entered into employment agreements with each of our key executives and several other key employees for three-year terms. However, if we lose the services of any senior management or key research and development personnel, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth. Furthermore, as we expect to continue to expand our operations and develop new products, we will need to continue attracting and retaining experienced management and key research and development personnel.
      Competition for personnel in the medical technology field is intense, and the availability of suitable and qualified candidates in China, particularly Shenzhen, is limited. We compete to attract and retain qualified research and development personnel with other medical device companies, universities and research institutions. Competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and growth.
          Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial condition, results of operations and prospects.
      The medical device market is highly competitive, and we expect competition to intensify. We face direct competition both domestically and internationally across all product lines and price points. Our competitors also vary significantly according to business segment. For domestic sales, our competitors include publicly traded and privately held multinational companies, as well as domestic Chinese companies. For international sales, our competitors are primarily publicly traded and privately held multinational companies. We also face competition in international sales from companies that have local operations in the markets in which we sell our products. Some of our larger competitors may have:

•	greater financial and other resources;

•	larger variety of products;

•	more products that have received regulatory approvals;

•	greater pricing flexibility;

•	more extensive research and development and technical capabilities;

•	patent portfolios that may present an obstacle to our conduct of business;

•	greater knowledge of local market conditions where we seek to increase our international sales;

•	stronger brand recognition; and

•	larger sales and distribution networks.
      As a result, we may be unable to offer products similar to, or more desirable than, those offered by our competitors, market our products as effectively as our competitors or otherwise respond successfully to competitive pressures. In addition, our competitors may be able to offer discounts on competing products as part of a “bundle” of non-competing products, systems and services that they sell to our customers, and we may not be able to profitably match those discounts. Furthermore, our competitors may develop technologies and products that are more effective than those we currently offer or that render our products obsolete or uncompetitive. In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. Our failure to compete successfully could materially and adversely affect our business, financial condition, results of operation and prospects.
      Moreover, some of our internationally-based competitors have established or are in the process of establishing production and research and development facilities in China, while others have entered into cooperative business arrangements with Chinese manufacturers. If we are unable to develop competitive products, obtain regulatory approval or clearance and supply sufficient quantities to the market as quickly and effectively as our competitors, market acceptance of our products may be limited, which could result in decreased sales. In addition, we may not be able to maintain our manufacturing cost advantage.
      In addition, we believe that corrupt practices in the medical device industry in China still occur. To increase sales, certain manufacturers or distributors of medical devices may pay kickbacks or provide other benefits to hospital personnel who make procurement decisions. Our company policy prohibits these practices by our direct sales personnel and our distribution agreements require our distributors to comply with applicable law. As a result, as competition intensifies in the medical device industry in China, we may lose sales, customers or contracts to competitors.
          We currently rely on one manufacturing, assembly and storage facility for our products and are developing two additional facilities. Any disruption to our current manufacturing facility or in the development of these new facilities could reduce or restrict our sales and harm our reputation.
      We manufacture, assemble and store almost all of our products, as well as conduct some of our primary research and development activities, at a principal facility located in Shenzhen, China. We do not maintain back-up facilities, so we depend on this facility for the continued operation of our business. A natural disaster or other unanticipated catastrophic events, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. The occurrence of such an event could materially and adversely affect our business.
      We are currently building a new facility adjacent to our headquarters in Shenzhen that will become our new company headquarters, and plan to move our primary management and administrative functions to that facility. Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to establish a new research and development and manufacturing facility in Nanjing. These projects will require significant build-out before they will be operational. Moreover, we intend to move to a new principal manufacturing facility in Shenzhen in 2008. We may experience difficulties that disrupt our management and administration or research and development and manufacturing activities as we migrate our management, administrative and manufacturing functions and expand our research and development and manufacturing capabilities to these new facilities. Moreover, we may not realize the anticipated benefits of that or our other new facility. Any of these factors could reduce or restrict our sales and harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.
          If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality and at the required time could be restricted, which could materially and adversely affect our business, financial condition and results of operations.
      We purchase raw materials and components from third party suppliers and manufacture and assemble our products at our facility. Our purchases are generally made on a purchase order basis and we do not have long-term supply contracts. As a result, our suppliers may cease to provide components to us with little or no advance notice. In addition, to optimize our cost structure, we currently rely on single source suppliers to provide some of our raw materials and components for products in all three of our business segments. If the supply of certain materials or components were interrupted, our own manufacturing and assembly processes would be delayed. We also may be unable to secure alternative supply sources in a timely and cost-effective manner. If we are unable to obtain adequate supplies of required materials and components that meet our production standards at acceptable costs or at all, our ability to accept and fulfill product orders with the required quality, and at the required time could be restricted. This could harm our reputation, reduce our sales or gross margins, and cause us to lose market share, each of which could materially and adversely affect our business, financial condition and results of operations.
          Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.
      Our growth strategy includes building our brand, increasing market penetration of our existing products, developing new products, increasing our targeting of large-sized hospitals in China, and increasing our exports. Pursuing these strategies has resulted in, and will continue to result in substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;

•	information technology system enhancement;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls and information technology systems;

•	increased marketing, sales and sales support activities; and

•	hiring and training of new personnel.
      If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.
          We generate a significant portion of our revenues from a small number of products, and a reduction in demand for any of these products could materially and adversely affect our financial condition and results of operations.
      We derive a substantial percentage of our revenues from a small number of products. Our five top selling products accounted for 63.9%, 53.5%, 45.0% and 38.3% of our total net segment revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively. In the nine months ended September 30, 2006, our best-selling product, the portable PM-9000 multi-parameter patient monitoring device, accounted for 12.0% of our total net segment revenues. We expect a small number of our key products will continue to account for a significant portion of our net revenues for the foreseeable future. As a result, continued market acceptance and popularity of these products is critical to our success, and a reduction in demand due to, among other factors, the introduction of competing products by our competitors, the entry of new competitors, or end-users’ dissatisfaction with the quality of these products could materially and adversely affect our financial condition and results of operations.
      Moreover, we particularly depend on patient monitoring device sales, which accounted for 40.0% of our net segment revenues in the nine months ended September 30, 2006. If the market for patient monitoring devices deteriorates, our financial condition and results of operations could be materially and adversely affected. We are also susceptible to market changes for diagnostic laboratory instruments and ultrasound imaging systems, which accounted for 29.6% and 29.0% of our net segment revenues in the nine months ended September 30, 2006, respectively. Changes in customer demand and market trends may have a material adverse effect on our business and prospects.
          If we fail to protect our intellectual property rights, it could harm our business and competitive position.
      We rely on a combination of patent, copyright, trademark and trade secret laws and non-disclosure agreements and other methods to protect our intellectual property rights. We own over 130 patents in China covering various products and aspects of our products and have additional patent applications pending in

China. We have also filed more than 65 patent applications in the United States, which cover some of the more commercially significant aspects of our products and technologies. Due to the different regulatory bodies and varying requirements in the United States and China, we may be unable to obtain patent protection for certain aspects of our products or technologies in either or both of these countries. In addition, we have not applied for any patents outside of the United States and China.
      The process of seeking patent protection can be lengthy and expensive, our patent applications may fail to result in patents being issued, and our existing and future patents may be insufficient to provide us with meaningful protection or commercial advantage. Our patents and patent applications may also be challenged, invalidated or circumvented.
      We also rely on trade secret rights to protect our business through non-disclosure provisions in employment agreements with employees. If our employees breach their non-disclosure obligations, we may not have adequate remedies in China, and our trade secrets may become known to our competitors.
      Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and enforcement difficulties. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.
          We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our financial condition and results of operations.
      Our success depends, in large part, on our ability to use and develop our technology and know-how without infringing third party intellectual property rights. As we increase our product sales internationally, and as litigation becomes more common in China, we face a higher risk of being the subject of claims for intellectual property infringement, invalidity or indemnification relating to other parties’ proprietary rights. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in either China or other countries, including the United States and other countries in Asia. The validity and scope of claims relating to medical device technology patents involve complex scientific, legal and factual questions and analysis and, as a result, may be highly uncertain. In addition, the defense of intellectual property suits, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceedings to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay ongoing royalties;

•	redesign our products; or

•	be restricted by injunctions,
each of which could effectively prevent us from pursuing some or all of our business and result in our customers or potential customers deferring or limiting their purchase or use of our products, which could have a material adverse effect on our financial condition and results of operations.

          Unauthorized use of our brand name by third parties, and the expenses incurred in developing and preserving the value of our brand name, may adversely affect our business.
      We regard our brand name as critical to our success. Unauthorized use of our brand name by third parties may adversely affect our business and reputation, including the perceived quality and reliability of our products. We rely on trademark law, company brand name protection policies, and agreements with our employees, customers, business partners and others to protect the value of our brand name. Despite our precautions, we may be unable to prevent third parties from using our brand name without authorization. In the past, we have experienced unauthorized use of our brand name in China and have expended resources and the attention and time of our management to successfully prosecute those who used our brand name without authorization. Moreover, litigation may be necessary to protect our brand name. However, because the validity, enforceability and scope of protection of trademarks in the PRC are uncertain and still evolving, we may not be successful in prosecuting these cases. Future litigation could also result in substantial costs and diversion of our resources, and could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. In addition, we are in the process of registering our brand name and logo as trademark in countries outside of China. Our registration applications may not be successful in certain countries, which could weaken the protection of our brand name in those countries or may require that we market our products under different names in those countries.
          If we fail to obtain or maintain applicable regulatory clearances or approvals for our products, or if such clearances or approvals are delayed, we will be unable to commercially distribute and market our products at all or in a timely manner, which could significantly disrupt our business and materially and adversely affect our sales and profitability.
      The sale and marketing of our medical device products are subject to regulation in China and in most other countries where we conduct business. For a significant portion of our sales, we need to obtain and renew licenses and registrations with the PRC State Food and Drug Administration, or SFDA, the FDA, and the regulators administering CE marks in the European Union. The processes for obtaining regulatory clearances or approvals can be lengthy and expensive, and the results are unpredictable. In addition, the relevant regulatory authorities may introduce additional requirements or procedures that have the effect of delaying or prolonging the regulatory clearance or approval for our existing or new products. For example, the SFDA introduced a new safety standard to its approval process for new medical devices, which we believe has increased the typical time period required to obtain such approval by approximately three months. This delayed the planned launch of three of our new products in the third quarter of 2006. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely fashion, our business would be significantly disrupted, and our sales and profitability could be materially and adversely affected. See “Regulation”.
          We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations.
      Our main products are medical devices used in the diagnosis and monitoring of patients, exposing us to potential product liability claims if their use causes or is alleged to have caused personal injuries or other adverse effects. Any product liability claim or regulatory action could be costly and time-consuming to defend. If successful, product liability claims may require us to pay substantial damages. We maintain limited product liability insurance to cover potential product liability arising from the use of our products, but we do not currently maintain product liability insurance with respect to the use of our anesthesia machines. However, product liability insurance available in China offers limited coverage compared to coverage offered in many other countries. As a result, future liability claims could be excluded or exceed the coverage limits of our policy. As we expand our sales internationally and increase our exposure to these risks in many countries, we may be unable to maintain sufficient product liability insurance coverage on commercially reasonable terms, or at all. A product liability claim or potential safety-related regulatory action, with or without merit, could result in significant negative publicity and materially and adversely affect the marketability of our products and our reputation, as well as our business, financial condition and results of operations.
      Moreover, a material design, manufacturing or quality failure or defect in our products, other safety issues or heightened regulatory scrutiny could each warrant a product recall by us and result in increased product liability claims. If authorities in the countries where we sell our products decide that these products failed to conform to applicable quality and safety requirements, we could be subject to regulatory action. In China, violation of PRC product quality and safety requirements may subject us to confiscation of related earnings, penalties, an order to cease sales of the violating product or to cease operations pending rectification. Furthermore, if the violation is determined to be serious, our business license to manufacture or sell violating and other products could be suspended or revoked.
          Our revenues and profitability could be materially and adversely affected if there is a disruption in our existing arrangements with our original design manufacturing and original equipment manufacturing customers.
      In 2005 and the nine months ended September 30, 2006, ODM customers accounted for 9.7% and 2.9%, respectively, of our net revenues and, during the same period, OEM customers accounted for 7.7% and 1.4%, respectively, of our net revenues. We have invested significant time and resources in cultivating these relationships. In particular, we are typically required to undergo lengthy product approval processes with these customers, which in some cases can take up to 16 months. The length of the approval process may vary and is affected by a number of factors, including customer priorities, customer budgets and regulatory issues. Delays in the product approval process could materially and adversely affect our business, financial condition and results of operations. Moreover, our ODM and OEM customers may develop their own solutions or adopt a competitor’s solution for products that they currently purchase from us. We may be unable to maintain our existing arrangements with our ODM and OEM customers. In particular, any failure in generating orders from these customers or decrease in sales to these customers, as well as any adoption by these customers of their own or our competitors’ product solutions, could have a material adverse effect on our revenues and profitability.
          Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline.
      Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate significantly depending upon numerous factors. In particular, the first quarter of each year historically has lower, and the fourth quarter historically has higher, revenues and operating results than the other quarters of the year. We believe that our weaker first quarter performance has been largely due to the Chinese Lunar New Year Holiday and our stronger fourth quarter performance has been largely due to our customers spending their remaining annual budget amounts. Other factors that may affect our quarterly results include:

•	the loss of key customers;

•	changes in pricing policies by us or our competitors;

•	variations in the purchasing cycles of our customers;

•	the length of our sales and delivery cycle;

•	the timing and market acceptance of new product introductions by us or our competitors;

•	the timing of receipt of government incentives;

•	changes in the industry operating environment;

•	changes in government policies or regulations (including anti-commercial bribery laws and SFDA approval procedures for new products) or their enforcement; and

•	a downturn in general economic conditions in China or internationally.

      For example, in the three months ended September 30, 2006, our revenues were negatively impacted by a curtailing of procurements from hospitals in China, which we believe was in response to an ongoing anti-corruption campaign targeted at the PRC healthcare industry, and by a delay in new product approvals by regulatory authorities.
      Many of these factors are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our results of operations for prior quarters as an indication of our future results.
          If we experience a significant number of warranty claims, our costs could substantially increase and our reputation and brand could suffer.
      We typically sell our products with warranty terms covering 12 months after purchase. Our product warranty requires us to repair all mechanical malfunctions and, if necessary, replace defective components. We accrue liability for potential warranty claims at the time of sale. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, we may have to accrue a greater liability for potential warranty claims. Moreover, an increase in the frequency of warranty claims could substantially increase our costs and harm our reputation and brand. Our business, financial condition, results of operations and prospects may suffer materially if we experience a significant increase in warranty claims on our products.
          Our corporate actions are substantially controlled by our principal shareholders. Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that our shareholders may view as beneficial.
      Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share.
      Upon completion of this offering, three of our shareholders and their affiliated entities will own approximately 42.0% of our outstanding ordinary shares, representing approximately 78.2% of our voting power due to our dual-class ordinary share structure. Our co-chief executive officers, Mr. Xu Hang and Mr. Li Xiting, and our executive vice president of sales and marketing, Mr. Cheng Minghe, through their respective affiliates, hold all of our Class B ordinary shares. These shareholders will continue to exert control over all matters subject to shareholder vote until they collectively own less than 20% of our outstanding ordinary shares. This concentration of voting power may discourage, delay or prevent a change in control or other business combination, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of our company and might reduce the trading price of our ADSs. The interests of Mr. Xu, Mr. Li, and Mr. Cheng as officers and employees of our company may differ from their interests as shareholders of our company or from your interests as a shareholder.
          Anti-takeover provisions in our charter documents may discourage our acquisition by a third party, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by our ADSs, at a premium.
      Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares, including Class A ordinary shares represented by ADSs, at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.
      For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors authorizes the issuance of preferred shares, the trading price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected. See “Description of Share Capital — Issuance of Additional Ordinary Shares or Preferred Shares”.
      Certain actions require the approval of at least two-thirds of our board of directors which, among other things, would allow our non-independent directors to block a variety of actions or transactions, such as a merger, asset sale or other change of control, even if our independent directors unanimously voted in favor of such action, thereby further depriving our shareholders of an opportunity to sell their shares at a premium. In addition, our directors are divided into three classes with staggered terms of three years each, which means that shareholders can elect or remove only a limited number of our directors in any given year. The length of these terms could present an additional obstacle against the taking of action, such as a merger or other change of control, that could be in the interest of our shareholders. See “Description of Share Capital — Board of Directors”.
          We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.
      Our growth strategy may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to offset the costs of acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers, any of which could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.
          We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.
      For us to grow, remain competitive, develop new products, and expand our distribution network, we may require additional capital. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for capital raising activities by medical device and related companies; and

•	economic, political and other conditions in China and elsewhere.
      We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. Furthermore, the terms and amount of any additional capital raised through issuances of equity securities may result in significant shareholder dilution.

          We may become a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequences to US holders.
      Depending upon the value of our shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for US federal income tax purposes. Based on the value of our outstanding shares during the year and the cash that we held and generated during the year, including the cash we raised in our initial public offering, we do not believe we were a PFIC for the taxable year 2006. However, we may become a PFIC for future taxable years, as PFIC status is tested each year and depends on our assets and income in such year.
      We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. For example, we would be a PFIC for the taxable year 2007 if the sum of our average market capitalization, which is our share price multiplied by the total amount of our outstanding shares, and our liabilities over that taxable year is not more than twice the value of our cash, cash equivalents, and other assets that are readily converted into cash. In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial cash and cash equivalents.
      If we are classified as a “PFIC” in any taxable year in which you hold our ADSs or shares and you are a US Holder, you would generally be taxed at higher ordinary income rates, rather than lower capital gain rates, if you dispose of ADSs or shares for a gain in a later year, even if we are not a PFIC in that year. In addition, a portion of the tax imposed on your gain would be increased by an interest charge. Moreover, if we were classified as a PFIC in any taxable year, you would not be able to benefit from any preferential tax rate with respect to any dividend distribution that you may receive from us in that year or in the following year. Finally, you would also be subject to special United States federal income tax reporting requirements. For more information on the United States federal income tax consequences to you that would result from our classification as a PFIC, please see “Taxation — United States Federal Income Taxation — US Holders — Passive Foreign Investment Company”.
          We may be unable to ensure compliance with United States economic sanctions laws, especially when we sell our products to distributors over which we have limited control.
      The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions, or U.S. Economic Sanctions Laws. We will not use any proceeds, directly or indirectly, from sales of our ADSs, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business. However, we sell our products in international markets through independent non-U.S. distributors which are responsible for interacting with the end-users of our products. Some of these independent non-U.S. distributors are located in or conduct business with countries subject to U.S. economic sanctions such as Cuba, Sudan, Iran, Syria and Myanmar, and we may not be able to ensure that such non-U.S. distributors comply with any applicable U.S. Economic Sanctions Laws. Moreover, if a U.S. distributor or our United States subsidiary, Mindray USA Corp., conducts activities or transacts business with a country, government, entity or individual subject to U.S. economic sanctions, such actions may violate U.S. Economic Sanctions Laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

          We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.
      We are subject to provisions of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on our internal control over financial reporting in our Annual Report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2007. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. Any of these outcomes could result in a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.
      Our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. In connection with our initial public offering, a number of control deficiencies in our internal control procedures were identified that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements. Certain identified control deficiencies included the lack of a formalized US GAAP closing and reporting process, internal audit resources and accounting personnel with advanced SEC reporting and US GAAP accounting skills. We may identify additional control deficiencies as a result of the assessment process we will undertake in compliance with Section 404. We plan to remediate control deficiencies identified in time to meet the deadline imposed by the requirements of Section 404, but we may be unable to do so. Our failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.
RISKS RELATED TO DOING BUSINESS IN CHINA
          Changes in China’s economic, political and social condition could adversely affect our financial condition and results of operations.
      We conduct a substantial majority of our business operations in China and currently derive approximately half of our revenues from sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected to a significant degree by economic, political and social conditions in China. The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government has implemented various measures to encourage, but also to control, economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by changes in tax regulations applicable to us. Furthermore, the PRC government, through the People’s Bank of China, has implemented interest rate increases to control the pace of economic growth. These measures may cause decreased economic activity in China, including a slowing or decline in individual hospital spending, which in turn could adversely affect our financial condition and results of operations.
          The PRC legal system embodies uncertainties that could limit the legal protections available to you and us.
      The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary, Shenzhen Mindray, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China as well as laws and regulations applicable to foreign-invested enterprises. These laws and regulations change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.
          Recent PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and create regulatory uncertainties that could restrict our overseas and cross-border investment activity, and a failure by our shareholders who are PRC residents to make any required applications and filings pursuant to such regulations may prevent us from being able to distribute profits and could expose us and our PRC resident shareholders to liability under PRC law.
      In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, promulgated regulations that require PRC residents and PRC corporate entities to register with and obtain approvals from relevant PRC government authorities in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents in connection with our prior and any future offshore acquisitions.
      The SAFE regulation required registration by March 31, 2006 of direct or indirect investments previously made by PRC residents in offshore companies prior to the implementation of the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies on November 1, 2005. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.
      We previously notified and urged our shareholders, and the shareholders of the offshore entities in our corporate group, who are PRC residents to make the necessary applications and filings, as required under this regulation. However, as these regulations are relatively new and there is uncertainty concerning their reconciliation with other approval requirements, it is unclear how they, and any future legislation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. While we believe that these shareholders submitted applications with local SAFE offices, some of our shareholders may not comply with our request to make or obtain any applicable registrations or approvals required by the regulation or other related legislation. The failure or inability of our PRC resident shareholders to obtain any required approvals or make any required registrations may subject us to fines and legal sanctions, prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.
          We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
      We are a holding company, and we rely principally on dividends and other distributions on equity paid by our operating subsidiary Shenzhen Mindray for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Shenzhen Mindray only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations.
      Under PRC laws and regulations, Shenzhen Mindray is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2005, the amount of these restricted portions was approximately RMB160.4 million (US$20.3 million). As a result of these PRC laws and regulations, Shenzhen Mindray is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. Limitations on the ability of Shenzhen Mindray to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
          Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
      A majority of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, Shenzhen Mindray may purchase foreign exchange for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies. Since a significant portion of our future revenues will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside of China denominated in foreign currencies. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect the ability of Shenzhen Mindray to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.
          Fluctuations in exchange rates could result in foreign currency exchange losses.
      As of December 31, 2006, our cash and cash equivalents were denominated in both Renminbi and US dollars. In 2007, we began requiring payment in euro from customers located in jurisdictions where the euro is the official currency. As a result, fluctuations in exchange rates between the Renminbi, the US dollar and the euro affects our relative purchasing power and earnings per share in US dollars. In addition, appreciation or depreciation in the value of the Renminbi or the euro relative to the US dollar would affect our financial results reported in US dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Since July 2005, the Renminbi is no longer pegged solely to the US dollar. Instead, the Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.3% each day. The Renminbi may appreciate or depreciate significantly in value against the US dollar or the euro in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the US dollar or the euro. Fluctuations in exchange rates will also affect the relative value of any dividends we issue, which will be exchanged into US dollars and earnings from and the value of any US dollar-denominated investments we make.
      Appreciation of the Renminbi relative to other foreign currencies could decrease the per unit revenues generated from international sales. If we increased our international pricing to compensate for the reduced purchasing power of foreign currencies, we would decrease the market competitiveness, on a price basis, of our products. This could result in a decrease in our international sales volumes.
      Very limited hedging transactions are available in China to reduce our exposure to Renminbi exchange rate fluctuations. While we may decide to enter into Renminbi hedging transactions, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currencies could magnify our currency exchange risks. While we may enter into hedging transactions in an effort to reduce our exposure to other foreign currency exchange risks, the effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all.
          The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our financial condition and results of operations.
      China currently has a dual tax system that contains one set of tax rules for PRC domestic enterprises and one for foreign investment enterprises, or FIEs. Though both domestic enterprises and FIEs are subject to the same income tax rate of 33%, there are various preferential tax treatments that are generally only available to FIEs, which results in the effective tax rates of FIEs being generally lower than those of domestic enterprises. The PRC government has provided, and currently provides, various incentives to Shenzhen Mindray, which is an FIE. These incentives include reduced tax rates and other measures. For example, Shenzhen Mindray enjoys preferential tax treatment, in the form of reduced tax rates or tax holidays, provided by the PRC government or its local agencies or bureaus. Shenzhen Mindray benefits from a 15% preferential corporate income tax rate and the preferential policy of “two years of exemption and six years of 50% reduction” of corporate income tax from the year it became profitable, resulting in an effective income tax rate of 7.5% through the end of 2006. Shenzhen Mindray must continue to meet a number of financial and non-financial criteria to qualify for its current tax exemption.
      In 2005, we also received aggregate financial incentives in the form of value added tax refunds of RMB32.1 million (US$4.1 million). In addition, we received certain tax holidays and concessions in 2003, 2004, 2005 and the nine months ended September 30, 2006. Without these tax holidays and concessions, we would have had to pay additional tax totaling RMB7.8 million, RMB10.8 million, RMB18.1 million (US$2.3 million), and RMB21.5 million (US$2.7 million) in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively. These financial incentives have been granted by the municipal government of Shenzhen and are subject to annual review by the municipal government. Eligibility for the financial incentives we receive requires that we continue to meet a number of financial and non-financial criteria to continue to qualify for these financial incentives and our continued qualification is further subject to the discretion of the municipal government. Moreover, the central government or the municipal government of Shenzhen could determine at any time to immediately eliminate or reduce these financial incentives, generally with prospective effect. Since the receipt of the financial incentives is subject to periodic time lags and inconsistent government practice on payment times, for so long as we continue to receive these financial incentives, our net income in a particular quarter may be higher or lower relative to other quarters based on the potentially uneven receipt by us of these financial incentives in addition to any business or operating related factors we may otherwise experience.
      Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, our primary operating subsidiary in the PRC, Shenzhen Mindray, was previously entitled to a refund of value-added tax paid at a rate of 14% of the sale value of self-developed software that is embedded in our products. The amount of the refund for this value-added tax included in net revenues was RMB18.5 million, RMB24.6 million and RMB32.1 million (US$4.1 million) in 2003, 2004 and 2005, respectively. In 2006, our embedded self-developed software was not eligible for this value-added tax refund due to changes in the types of software that are eligible for this tax refund.
      In December 2006, the PRC government officially submitted a draft new Enterprise Income Tax Law that would impose a single income tax rate of 25% for most domestic enterprises and FIEs. The draft contemplates various transition periods for existing preferential tax policies. The draft is subject to change and may end up not being enacted by the PRC government. If the proposed Enterprise Income Tax Law is enacted, it is expected to be effective as of January 1, 2008, and could eliminate or significantly shorten the period in which we enjoy our preferential tax treatment. The enactment of the Enterprise Income Tax Law could adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of the expiration of the tax holidays and value-added tax refunds we enjoy.

          Any future outbreak of severe acute respiratory syndrome or avian flu in China, or similar adverse public health developments, may severely disrupt our business and operations.
      Adverse public health epidemics or pandemics could disrupt businesses and the national economy of China and other countries where we do business. From December 2002 to June 2003, China and other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. However, a number of isolated new cases of SARS were subsequently reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Moreover, some Asian countries, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, and may adversely affect our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any future outbreak of SARS, avian flu or similar adverse public health developments may have a material adverse effect on our financial condition and results of operations.
RISKS RELATING TO THIS OFFERING
          The trading prices of our ADSs have been and are likely to continue to be volatile, which could result in substantial losses to you.
      The trading prices of our ADSs have been and are likely to continue to be volatile. Since September 26, 2006, the trading price of our ADSs on the New York Stock Exchange has ranged from US$15.20 to US$27.20 per ADS, and the last reported sale price on January 30, 2007 was US$25.12 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. In particular, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. Recently, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on US stock markets. Some of these companies have experienced significant volatility, including significant price declines after their initial public offerings. The trading performances of these PRC companies’ securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance.
      In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow, announcements of new investments and cooperation arrangements or acquisitions, could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our financial condition and results of operations.
          The sale or availability for sale of substantial amounts of our ADSs could adversely affect their trading price and could materially impair our future ability to raise capital through offerings of our ADSs.
      Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our future ability to raise capital through offerings of our ADSs.

      There will be 105,727,677 ordinary shares (consisting of 61,339,364 Class A ordinary shares and 44,388,313 Class B ordinary shares) outstanding immediately after this offering, based on the number of shares outstanding as of September 30, 2006. In addition, as of September 30, 2006, there were outstanding options to purchase 10,014,300 ordinary shares, 630,000 of which were exercisable as of that date. All ADSs sold in this offering will be freely tradable without restriction or further registration under the US Securities Act of 1933, as amended, or the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act, or Rule 144. 72,900,457 ordinary shares outstanding immediately after this offering are “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration other than in accordance with Rule 144 or another exemption from registration.
      In connection with this offering, we and the selling shareholders have agreed, among other things, not to sell any ordinary shares or ADSs for 90 days after the date of this prospectus without the written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the National Association of Securities Dealers, Inc., or NASD. Furthermore, in connection with our initial public offering in September 2006, each of our directors and executive officers and substantially all of our shareholders at that time entered into a similar lock-up agreement for 180 days from the date of our initial public offering prospectus. These parties collectively own approximately 65% of our outstanding ordinary shares, without giving effect to this offering. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.
          You may face difficulties in protecting your interests, and our ability to protect our rights through the US federal courts may be limited, because we are incorporated under Cayman Islands law.
      Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law of the Cayman Islands. Cayman Islands law in this area may not be as established and may differ from provisions under statues or judicial precedent in existence in the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against our management or directors than would shareholders of a corporation incorporated in a jurisdiction of the United States.
      The rights of shareholders and the responsibilities of management and members of the board of directors under Cayman Islands law, such as in the areas of fiduciary duties, are different from those applicable to a company incorporated in a jurisdiction of the United States. For example, the Cayman Islands courts are unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of US federal securities laws; and

•	in original actions brought in the Cayman Islands, to impose liabilities against us based on certain civil liability provisions of US federal securities laws that are penal in nature.
      As a result, our public shareholders may have more difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States.
          Certain judgments obtained against us by our shareholders may not be enforceable.
      We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the US federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforcement of Civil Liabilities”.
          Your voting rights as a holder of our ADSs are limited by the terms of the deposit agreement.
      You may only exercise your voting rights with respect to the Class A ordinary shares underlying your ADSs in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from you in the manner set forth in the deposit agreement, the depositary for our ADSs will endeavor to vote your underlying Class A ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your Class A ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but you may not receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your Class A ordinary shares are not voted as you requested.
          The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.
      Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.
      The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company.
          You may not receive distributions on our Class A ordinary shares or any value for them if it is illegal or impractical to make them available to you.
      The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, Class A ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.
          You may not be able to participate in rights offerings and may experience dilution of your holdings.
      We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.
          You may be subject to limitations on transfer of your ADSs.
      Your ADSs represented by ADRs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “will,” or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations, including our estimated operating results for the year ended December 31, 2006;

•	the expected growth of the medical device market in China and internationally;

•	relevant government policies and regulations relating to the medical device industry;

•	market acceptance of our products;

•	our expectations regarding demand for our products;

•	our ability to expand our production, our sales and distribution network and other aspects of our operations, including our planned sales and service offices in Brazil, Europe, India, Mexico and Russia, the planned relocation of our manufacturing facility in Shenzhen, and the planned research and development and manufacturing facility in Nanjing;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	our plan to launch several new products in 2007;

•	our intention to pay annual cash dividends in an amount equal to an aggregate of approximately 20% of our prior fiscal year audited net income, beginning in 2007;

•	competition in the medical device industry in China and internationally; and

•	general economic and business conditions in the countries where our products are sold.
      These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary — Selected Estimated Results for the Year Ended December 31, 2006”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business”, and other sections in this prospectus.
      The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.
Market Data and Forecasts
      This prospectus also contains data related to the medical device industry in China. These market data include projections that are based on a number of assumptions. The medical device market may not grow at the rate projected by market data, or at all. The failure of this market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the medical device industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
      Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, as well as our estimates. Except where otherwise noted, our estimates are derived from publicly available information released by third party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. Other than the Frost & Sullivan statement that we had the leading market share in China by units sold, and the second leading market share by revenue, for the sale of patient monitoring devices in 2003, which comes from a report that we commissioned, none of the independent industry publication market data cited in this prospectus were prepared on our or our affiliates’ behalf.

OUR CORPORATE STRUCTURE
      We are a Cayman Islands holding company and conduct substantially all of our business through our consolidated subsidiary Shenzhen Mindray. We own approximately 99.9% of the equity of Shenzhen Mindray through two British Virgin Islands, or BVI, non-operating holding companies. Our corporate structure reflects common practice for companies with operations in several different countries where separate legal entities are often required or advisable for purposes of obtaining relevant operating licenses in such jurisdictions. Our holding company structure allows our management and shareholders to take significant corporate actions without having to submit these actions for approval or consent of the administrative agencies in every country where we have significant operations. Moreover, our choice of the Cayman Islands as the jurisdiction of incorporation of our ultimate holding company was motivated in part by its relatively well-developed body of corporate law, various tax and other incentives, and its wide acceptance among internationally recognized securities exchanges as a jurisdiction for companies seeking to list securities. We hold our interests in Shenzhen Mindray through two British Virgin Islands holding companies as a matter of historical legacy. Many of the former shareholders of Shenzhen Mindray, from whom we acquired equity interests, chose to incorporate in the British Virgin Islands in part because of the advantageous tax treatments they received. We acquired these equity interests by consolidating the holdings of various British Virgin Islands entities into these two entities because this form of transaction was convenient and effective under British Virgin Islands law.
      We commenced operations in 1991 through our predecessor entity and established Shenzhen Mindray, our current operating company in 1999. To enable us to raise equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, Mindray International, on June 10, 2005. Mindray International became our holding company in September 2005 when the majority of our existing shareholders, transferred through a series of linked transactions, approximately 91.1% of the equity of Shenzhen Mindray to Mindray International. All such linked transactions involving transfer of shares in Shenzhen Mindray for cash were subject to the approval of the PRC Ministry of Commerce and its appropriate local counterpart, as well as registration with the PRC State Administration of Industry and Commerce and its appropriate local counterpart, and we have obtained those required approvals and registration. There were no conditions or contingencies upon which these approvals were based. As a result of this share transfer, our holding company Mindray International, through two BVI companies, Greatest Elite Limited, or Greatest Elite, and Giant Glory Investments Limited, or Giant Glory, which respectively held approximately 46.0% and 45.1% of the equity of Shenzhen Mindray, controlled approximately 91.1% of Shenzhen Mindray, with the remaining approximately 8.9% distributed among four other shareholders. In May 2006, we changed our name to Mindray Medical International Limited.
      In April 2006, Mindray International injected additional capital of RMB174.2 million to subscribe for an additional 99 million shares of Shenzhen Mindray. In addition, we issued to offshore shareholders of Shenzhen Mindray 7,649,646 shares of our company, approximately 8.9% of our share capital, in exchange for all outstanding shares of Shenzhen Mindray not already owned by Mindray International except for 0.0002% of the enlarged share capital of Shenzhen Mindray consisting of 300 shares held by three PRC shareholders who remain as shareholders in order to fulfill corporate requirements under PRC law that a company limited by shares have at least two shareholders, at least one of which should be a PRC domestic shareholder. These 300 shares entitle their owners to identical economic and voting rights as the shares held by our subsidiaries, Giant Glory and Greatest Elite. All other Shenzhen Mindray shares are held by Giant Glory and Greatest Elite, which now collectively hold approximately 99.9% of the equity of Shenzhen Mindray.
      Shenzhen Mindray has one subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd., or Beijing Mindray, in which Shenzhen Mindray has a 99.9% equity interest and through which we conduct some of our research and development activities. At the time that Beijing Mindray was incorporated, the PRC Company Law required that any domestic limited liability company have at least two separate legal or natural persons as equity holders. We satisfied this requirement by establishing Beijing Mindray with a principal shareholder and two additional shareholders with nominal equity holdings in the entity. The remaining 0.1% equity interest in Beijing Mindray is held in equal 0.05% interests by Mr. Xu Hang and Mr. Li Xiting, our co-CEOs and entitles its owners to identical economic and voting rights as the equity interest held by Shenzhen Mindray. Mindray International has several subsidiaries, two of which are Greatest Elite and Giant Glory that hold only the equity of Shenzhen Mindray.
      The diagram below illustrates our current corporate structure and the place of formation and affiliation of our principal subsidiaries as of the date of this prospectus:

USE OF PROCEEDS
      We will not receive any proceeds from the sale of ADSs by the selling shareholders in this offering. The selling shareholders will receive all of the net proceeds from this offering.
PRICE RANGE OF OUR ADSs
      Our ADSs are listed for trading on the New York Stock Exchange under the symbol “MR”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High		Low

2006 (from September 26, 2006)
September	US$	17.72	US$	15.20
October	US$	19.60	US$	15.60
November	US$	24.72	US$	18.21
December	US$	27.20	US$	21.90
2007
January (through January 30, 2007)	US$	26.85	US$	22.75
      On January 30, 2007, the closing sale price of our ADSs as reported on the New York Stock Exchange was US$25.12 per ADS.

DIVIDEND POLICY
      We intend to pay annual cash dividends in an amount equal to an aggregate of approximately 20% of our prior fiscal year audited net income, beginning in 2007. Cash dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, shareholders’ interests, contractual restrictions and other factors as our board of directors may deem relevant. We can pay dividends only out of profits or other distributable reserves.
      In addition, our ability to pay dividends depends substantially on the payment of dividends to us by our operating subsidiary, Shenzhen Mindray. Shenzhen Mindray may pay dividends only out of its accumulated distributable profits, if any, determined in accordance with its articles of association, and the accounting standards and regulations in China. Moreover, pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, Shenzhen Mindray is required to provide 10% of its after-tax profits to a statutory common reserve fund. When the aggregate balance in the statutory common reserve fund (also referred to as “statutory surplus reserve”) is 50% or more of the subsidiaries’ registered capital, our subsidiaries need not make any further allocations to the fund. Shenzhen Mindray’s registered capital is RMB185 million. Allocations to these statutory reserves can only be used for specific purposes and are not distributable to us in the form of loans, advances, or cash dividends. The specific purposes for which statutory common reserve funds can be used include provision of a source of reserve funds to make up deficits in periods in which Shenzhen Mindray has net losses, expansion of production and operations of Shenzhen Mindray, or for conversion into additional working capital in periods in which Shenzhen Mindray does not have a deficit. Furthermore, if Shenzhen Mindray incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the payment of dividends by our subsidiary could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends and otherwise fund and conduct our businesses.
      We paid cash dividends of RMB17.2 million, RMB86.0 million, RMB206.4 million (US$26.1 million) and RMB323.5 million (US$40.9 million) in 2003, 2004, 2005 and the nine months ended September 30, 2006 (prior to our becoming a public company), respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities”.
      Holders of ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our Class A ordinary shares, less the fees and expenses payable under the deposit agreement. Cash dividends will be paid by the depositary to holders of ADSs in US dollars. Other distributions, if any, will be paid by the depositary to holders of our ADSs in any means it deems legal, fair and practical. See “Description of American Depositary Shares — Dividends and Other Distributions”.

CAPITALIZATION
      The following table sets forth our capitalization as of September 30, 2006.
      You should read this table in conjunction with “Selected Consolidated Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30,
	2006

	RMB	US$
	(In thousands, except
	share and per share
	data)
Total debt	—	—
Minority interests	10	1

Shareholders’ equity
Class A ordinary shares (HK$0.001 par value per share: 4,000,000,000 shares authorized and 60,289,767 shares issued and outstanding)	63	8
Class B ordinary shares (HK$0.001 par value per share: 1,000,000,000 authorized and 45,437,910 shares issued and outstanding)	47	6
Additional paid-in capital	1,928,396	243,977
Retained earnings	158,074	19,999

Total shareholders’ equity	2,086,580	263,990

Total capitalization	2,086,590	263,991

      As of the date of this prospectus, there has been no material change to our capitalization as set forth above.

EXCHANGE RATES
      The following table sets forth information concerning exchange rates between the Renminbi and the US dollar for the periods indicated.

	Renminbi per US Dollar Noon Buying Rate

	AVERAGE	HIGH	LOW	PERIOD-END

2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2768	8.2774	8.2764	8.2765
2005	8.1940	8.2765	8.0702	8.0702
2006
July	7.9897	8.0018	7.9690	7.9690
August	7.9722	8.0000	7.9538	7.9538
September	7.9334	7.9545	7.8965	7.9040
October	7.9018	7.9168	7.8728	7.8785
November	7.8622	7.8750	7.8303	7.8340
December	7.8219	7.8350	7.8041	7.8041
2007 (through January 19, 2007)	7.7964	7.8127	7.7705	7.7752

Source: Federal Reserve Bank of New York
      On January 19, 2007, the noon buying rate was RMB7.7752 to US$1.00.
      We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the year ended December 31, 2005 and nine months ended September 30, 2006 were made at the noon buying rate in The City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of September 29, 2006, which was RMB7.9040 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into US dollars at any particular rate or at all.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
      The following selected consolidated financial information for the periods and as of the dates indicated should be read in conjunction with our financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, both of which are located elsewhere in this prospectus.
      The selected consolidated balance sheet data as of December 31, 2003 were derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated financial data presented below as of December 31, 2004 and 2005 and for the three years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The report of Deloitte Touche Tohmatsu CPA Ltd. on these consolidated financial statements is included elsewhere in this prospectus.
      The selected consolidated financial data as of and for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements. In our opinion, all adjustments necessary for a fair presentation of the financial data for these unaudited periods are contained in the financial statements that are included elsewhere in this prospectus. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full year.
      The selected historical statement of operations data for the years ended December 31, 2001 and 2002 and the selected historical balance sheet data as of December 31, 2001 and 2002 have been derived from our unaudited consolidated financial statements that are not included in this prospectus.
      Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

							For the Nine Months Ended
	For the Year Ended December 31,						September 30,

	2001	2002	2003	2004	2005	2005	2005	2006	2006

	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands, except share and per share data)
Statement of Operations Data:
Net revenues	201,798	306,592	460,254	697,837	1,078,573	136,459	733,640	1,037,624	131,278
Cost of revenues(1)	(95,472)	(141,004)	(210,565)	(319,013)	(493,326)	(62,415)	(331,632)	(467,088)	(59,095)

Gross profit	106,326	165,588	249,689	378,824	585,247	74,044	402,008	570,536	72,183
Operating expenses:
Selling expenses(1)	(30,550)	(43,567)	(61,322)	(92,177)	(146,499)	(18,535)	(102,047)	(149,442)	(18,907)
General and administrative expenses(1)	(16,266)	(23,497)	(35,808)	(32,340)	(112,082)	(14,180)	(96,354)	(43,102)	(5,453)
Research and development expenses (1)	(13,249)	(24,797)	(39,781)	(61,604)	(106,147)	(13,430)	(72,004)	(103,175)	(13,054)
Other general expenses	—	—	—	—	—	—	—	23	3

Operating income	46,261	73,726	112,778	192,703	220,519	27,900	131,603	274,840	34,772
Other income, net	1,231	851	1,918	39	9,210	1,165	714	(1,468)	(186)
Interest income	1,413	1,322	531	3,087	3,854	488	854	8,878	1,123
Interest expense	(2,577)	(3,746)	(2,815)	(3,324)	(2,019)	(255)	(1,623)	(327)	(41)

Income before income taxes and minority interests	46,328	72,153	112,412	192,505	231,564	29,297	131,548	281,923	35,668
Provision for income taxes	(3,443)	(4,817)	(7,624)	(10,758)	(18,066)	(2,286)	(11,913)	(19,649)	(2,486)
Minority interests	—	—	—	—	(8,409)	(1,064)	1	(6,456)	(817)

Net income	42,885	67,335	104,788	181,747	205,089	25,947	119,636	255,818	32,366

								For the Nine Months Ended
	For the Year Ended December 31,							September 30,

	2001	2002	2003	2004	2005	2005		2005	2006	2006

	RMB	RMB	RMB	RMB	RMB	US$		RMB	RMB	US$
	(In thousands, except share and per share data)
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	—	—	(14,031)		(1,775)	(14,031)	—		—

Income attributable to ordinary shareholders(2)	42,885	67,335	104,788	181,747	191,058		24,172	105,605	255,818		32,366

Basic earnings per share	RMB0.50	RMB0.78	RMB 1.22	RMB 2.11	RMB 2.31	US$	0.29	RMB1.24	RMB3.17	US$	0.40

Diluted earnings per share	RMB0.50	RMB0.78	RMB 1.22	RMB 2.11	RMB 2.31	US$	0.29	RMB1.24	RMB2.80	US$	0.35

Shares used in computation of:
Basic earnings per share	86,000,000	86,000,000	86,000,000	86,000,000	82,790,427		82,790,427	85,297,806	80,777,302		80,777,302

Diluted earnings per share	86,000,000	86,000,000	86,000,000	86,000,000	82,790,427		82,790,427	85,297,806	91,314,023		91,314,023

Dividends per ordinary share	—	RMB0.15	RMB0.20	RMB1.00	RMB2.40	US$	0.30	RMB2.40	RMB3.60	US$	0.46

							For the Nine Months
	As of December 31,						Ended September 30,

	2001	2002	2003	2004	2005	2005	2006	2006

	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	76,666	53,961	130,297	178,556	446,143	56,445	291,095	36,829
Working capital(3)	82,988	98,909	138,065	219,486	468,831	59,316	1,514,749	191,643
Total assets	211,341	245,946	384,674	483,053	840,835	106,381	2,351,777	297,543
Total liabilities	102,625	82,794	133,934	136,556	206,281	26,098	265,187	33,551
Minority interests	—	—	—	10	37,596	4,757	10	1
Mezzanine equity	—	—	—	—	325,389	41,168	—	—
Total shareholders’ equity	108,716	163,151	250,740	346,487	271,569	34,358	2,086,580	263,990

Total liabilities and shareholders’ equity	211,341	245,946	384,674	483,053	840,835	106,381	2,351,777	297,543

(1)	Share-based compensation charges incurred during the period related to:

							For the Nine Months Ended
	For the Year Ended December 31,						September 30,

	2001	2002	2003	2004	2005	2005	2005	2006	2006

	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)
Cost of revenues	—	—	—	—	268	34	268	426	54
Selling expenses	—	—	—	—	8,576	1,085	8,576	5,555	703
General and administrative expenses	—	—	—	—	59,014	7,466	59,014	8,749	1,107
Research and development expenses	—	—	—	—	3,071	389	3,071	4,783	605

(2)	Income attributable to ordinary shareholders includes income attributable to both Class A ordinary share shareholders and Class B ordinary share shareholders, which is attributable on a pro-rata basis.

(3)	Working capital is equal to current assets less current liabilities, and, for the nine months ended September 30, 2006, includes net proceeds receivable of RMB1,254.6 million (US$158.7 million) from our initial public offering received after September 30, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Information” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
      We are a leading developer, manufacturer and marketer of medical devices in China. We also have a significant and growing presence outside of China, primarily in other regions of Asia and in Europe. We offer a broad range of more than 40 products across our three primary business segments: patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems.
      We sell our products primarily to distributors. In the nine months ended September 30, 2006, distributor sales accounted for 85.5% of our net revenues. We believe we have one of the largest distribution, sales and service network for medical devices in China, with over 1,800 distributors and 650 direct sales and sales support personnel, and we sell our products internationally through more than 800 distributors and 90 sales personnel. We also sell our products directly to hospitals, clinics, government health bureaus, and to ODM and OEM customers. To date, we have sold our products to approximately 27,000 hospitals and clinics in China and sold over 200,000 medical devices worldwide, both through our distributors and direct sales.
      Our net revenues increased from RMB460.3 million in 2003 to RMB697.8 million in 2004 and to RMB1,078.6 million (US$136.5 million) in 2005, representing a compound annual growth rate of 53.1%. Our net revenues grew from RMB733.6 million in the nine months ended September 30, 2005 to RMB1,037.6 million (US$131.3 million) in the same period in 2006, a 41.4% increase. These significant increases reflect our success in expanding our product lines to include more advanced products and our increasing market penetration, particularly internationally. Our net revenues outside of China from 2003 to 2005 grew at a faster rate than net revenues in China in both real and percentage terms, increasing from RMB113.5 million, or 24.7% of our net revenues in 2003, to RMB238.2 million, or 34.1% of our net revenues in 2004, and to RMB451.6 million (US$57.1 million), or 41.9% of our net revenues in 2005, representing a compound annual growth rate of 99.5%. In the nine months ended September 30, 2006, our net revenues outside of China grew to RMB484.0 million (US$61.2 million), or 46.6% of our net revenues, from 41.6% in the same period in 2005, a 58.6% increase. International net revenue growth has been augmented by our expansion of international sales coverage from 67 countries in 2003 to more than 135 countries in 2006, as well as by our increased penetration in existing international markets through our enhanced distributor network, and the introduction of new products in the international markets.
      We continually seek to broaden our market reach by introducing new and more advanced products and new product lines that address different end-user segments. Since 2003, we have introduced more than 30 new products, including our first color Doppler ultrasound imaging system, the DC-6, our first five-part hematology analyzer, the BC-5500, our high-end Beneview series of patient monitoring devices, and our first anesthesia machine, the WATO EX-50.
      We increased our investment in research and development as a percentage of net revenues from 8.6% in 2003, to 9.8% in 2005 and to 9.9% in the nine months ended September 30, 2006. Our investment in research and development in 2005 and the nine months ended September 30, 2006 is consistent with our plan to annually invest approximately 10% of our net revenues in research and development activities. This level of investment demonstrates our commitment to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, with more than 600 engineers on our staff, and continuing to develop and commercialize new and more advanced products. As part of the planned expansion of our research and development and manufacturing capabilities, we have entered into an agreement relating to the development of a new facility in Nanjing that is expected to be operational in 2009.

Pricing
      To gain market penetration, we price our products at levels that we believe offer attractive economic returns to our distributors, taking into account the prices of competing products and our gross margins. Average selling prices for our products are generally the same in China and internationally, although we do make pricing adjustments based on specification adjustments for international markets. We believe that we offer products of comparable quality to our international competitors at substantially lower prices.
      In addition to the sales to distributors, we sell our products directly to hospitals and clinics in China. We also sell directly to government health bureaus in China by participating in competitive bidding and tenders run by government bidding agents to procure large-volume purchase contracts. Although the prices of products sold to hospitals, clinics and government health bureaus in China tend to be slightly lower than those of products sold to distributors, the lower pricing for these products is more than offset by typically higher unit volumes, representing attractive sales opportunities for us.
      Through our continuous efforts to improve manufacturing efficiencies and reduce our raw material costs, we have been able to reduce our production costs. We have typically passed the majority of these cost savings on to our customers by offering them lower prices while maintaining targeted gross margin levels. We believe that our ability to offer price reductions without a significant impact to our gross margins allows us to generate increased sales volume and gross profits, and helps alleviate any pricing pressures we may face.
Revenues
      Our net revenues represent our total revenues from operations, less value-added taxes, plus a 14% refund for value-added taxes on sales of our software that is embedded in our products. Beginning in 2006, our embedded software is no longer eligible for this value-added tax refund, due to changes in the types of software that qualify for this tax refund. See “— Taxes and Incentives”.
      We use a distribution network because we believe it is the most cost-effective way to reach a broad end-user base. Our sales are generally made on a purchase order basis, rather than under any long-term commitments, and we do not currently have long-term contracts with any of our distributor customers. We rely on sales to distributors for a majority of our net revenues. In 2005 and the nine months ended September 30, 2006, sales to distributors accounted for 74.0% and 80.5% of our sales in China and 66.9% and 91.3% of our international sales, respectively.
      Our customer base is widely dispersed on both a geographic and revenues basis. Our largest customer in each of 2003, 2004 and 2005 and the nine months ended September 30, 2006 was an international ODM customer that accounted for 4.0%, 7.3%, 6.2% and 1.4% of our net revenues, respectively.
      We primarily derive revenues from three business segments: patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems. These business segments accounted for 40.0%, 29.6% and 29.0% of our total net segment revenues in the nine months ended September 30, 2006, respectively. The accounting policies underlying the net revenues information provided for our business segments are based on accounting principles applicable under PRC GAAP that are different from US GAAP.
      Patient Monitoring Devices. We derive revenues for our patient monitoring devices segment from sales of patient monitors and related accessories. Our patient monitoring devices track the physiological parameters of patients, such as heart rate, blood pressure, respiration and temperature. Our patient monitoring devices segment is our largest business segment and has the most extensive market penetration of our three segments both domestically and internationally. We expect to continue to penetrate large-sized hospitals in China and international markets with the introduction of additional advanced products in this business segment.
      Diagnostic Laboratory Instruments. We derive revenues for our diagnostic laboratory instruments segment from sales of diagnostic laboratory instruments and related reagents. Our diagnostic laboratory instruments provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. Our current diagnostic laboratory instruments portfolio consists of two primary product categories: hematology analyzers and biochemistry analyzers. We also sell reagents for use with our products in both of these categories. A reagent is used each time an analysis is performed, generating a recurring revenue stream for us. Diagnostic laboratory instrument sales accounted for 87.4% and 88.8% of the segment’s net revenues in 2005 and the nine months ended September 30, 2006, respectively, while reagent sales accounted for 11.2% and 10.4% of the segment’s net revenues in the same periods, respectively with the balance being revenues generated from related accessories. We anticipate that we will continue to grow at a rapid pace as we further penetrate the diagnostic laboratory instruments market through the introduction of new advanced product offerings, such as our recently introduced five-part hematology analyzer.
      Ultrasound Imaging Systems. We derive revenues for our ultrasound imaging systems segment from sales of ultrasound devices and related accessories. Our ultrasound imaging systems use computer-managed sound waves to generate real-time images of anatomical movement and blood flow, and are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We anticipate that, on a percentage basis, net revenues in our ultrasound imaging systems segment in the near term will grow more quickly than total net revenues, as we further penetrate the ultrasound imaging systems market and as we expand our products offerings, including our recently introduced color Doppler ultrasound imaging system.
      In 2005 and the nine months ended September 30, 2006, our best-selling product across our three business segments, the PM-9000 patient monitoring device, accounted for 20.5% and 12.0% of our net segment revenues, respectively. No other product accounted for more than 8% of our net segment revenues in either period. Although our best selling products change over time, we expect that a small number of key products will continue to account for a substantial portion of our revenues. See “Risk Factors — Risks Relating to Our Business and Industry — We generate a substantial portion of our revenues from a small number of products, and a reduction in demand for any of these products could materially and adversely affect our financial condition and results of operations”.
      China has an ongoing program to reduce improper payments received by hospital administrators and doctors in connection with the purchase of pharmaceutical products and medical devices. In June 2006, PRC commercial anti-bribery laws were modified to expand and clarify the scope of persons potentially subject to prosecution. For example, it is now easier to prosecute hospital administrators and doctors for illegal activities under the commercial anti-bribery laws. We maintain a strict policy prohibiting our employees and distributors from engaging in improper activities in connection with the sale of our products, and we believe that more strict enforcement is beneficial for our industry and our business in the long term. We believe that many hospitals and medical device distributors in the PRC reduced their overall purchasing volumes in the second half of 2006 in response to the statutory modifications of the PRC commercial anti-bribery laws and increased enforcement activities under these laws, and we do not believe that overall purchasing volumes have returned to historical levels.
      In May 2006, the SFDA changed the approval process for new medical devices by adding a new medical equipment safety standard, which we estimate increased by three months the typical time period required to obtain approval for new medical devices. This change delayed our planned introduction of three new products in 2006, including our five-part hematology analyzer, our color ultrasound imaging system and our high-end Beneview series of patient monitoring devices. We have taken into consideration this extended approval timeframe in our new product development timelines starting in 2007.
      As a result of the events described above, our operating results in the nine months ended September 30, 2006 may not be indicative of our operating results for the full year of 2006.
      Our ability to grow our revenues depends on our ability to increase the market penetration of our existing products and on our ability to successfully identify, develop, introduce and commercialize, in a timely and cost-effective manner, new and upgraded products. We generally choose to devote resources to product development efforts that we believe are commercially feasible, can generate significant revenues and margins and can be introduced into the market in the near term.

      In any period, a number of factors will impact our net revenues, including for example:

•	the level of acceptance of our products among hospitals and other healthcare facilities;

•	our ability to attract and retain distributors;

•	new product introductions by us and our competitors;

•	our ability to maintain prices for our products at levels that provide favorable margins; and

•	our ability to expand into new international markets.
      For a detailed discussion of the factors that may cause our net revenues to fluctuate, see “Risk Factors — Risks Relating to Our Business and Industry — Our quarterly revenues and operating results are difficult to predict and could fall below investor expectations, which could cause the trading price of our ADSs to decline”.
Cost of Revenues
      Cost of revenues includes our direct costs to manufacture our products, including component and material costs, salaries and related personnel expenses, depreciation costs of plant and equipment used for production purposes, shipping and handling costs and provisional cost of warranty-based maintenance, repair services, and the cost of providing sales incentives.
      Product mix is the most significant factor in determining our cost of revenues as a percentage of our net revenues. Cost of revenues has historically been highest in our ultrasound imaging systems segment, which was our fastest-growing segment from 2003 through the nine months ended September 30, 2006. See “Comparison of Nine Months Ended September 30, 2005 and September 30, 2006 — Gross Profit and Gross Margin” and “Comparison of Years Ended December 31, 2003, December 31, 2004 and December 31, 2005 — Gross Profit and Gross Margin”.
      The direct costs of manufacturing a new product are generally highest when a new product is first introduced. In periods when we introduce a greater than average number of new products, our cost of revenues as a percentage of net revenues tends to be higher due to start-up costs associated with manufacturing a new product and generally higher raw material and component costs due to lower initial production volumes. As production volumes increase, we typically improve our manufacturing efficiencies and are able to strengthen our purchasing power by buying raw materials and components in greater quantities. In addition, we are able to lower our raw material and component costs by identifying lower-cost raw materials and components. Moreover, when production volumes become sufficiently large, we often gain further cost efficiencies by producing additional components in-house.
      We currently have a relatively low cost base compared to medical device companies in more developed countries because we source a significant portion of our raw materials and components and manufacture all of our products in China. Historically, we have been able to reduce our raw material and component costs as we increase purchase volumes and make improvements in manufacturing processes. We have typically passed the majority of these cost savings on to our customers by offering them lower prices while maintaining targeted gross margin levels. However, we believe that these reductions will be increasingly offset by rising costs of raw materials, components and wages in China resulting from China’s further economic development. In particular, we expect that the costs of raw materials will increase in the near term. In addition, as we focus on more advanced products and new product lines, we may find it necessary to use higher-cost raw materials and components that may not be cheaper in China. We plan to mitigate future increases in raw material and component costs by using more common resources across our product lines, increasing in-house manufacture of components and adopting more uniform manufacturing and assembly practices.
Gross Profit and Gross Margin
      Gross profit is equal to net revenues less cost of revenues. Gross margin is equal to gross profit divided by net revenues. Changes in our gross margins from period to period are primarily driven by changes in product mix. See “— Cost of Revenues”. Between 2003 and 2005 and the nine months ended September 30, 2006, we were able to maintain gross margins between approximately 50% and 60% across our business segments. We expect this trend to continue because we generally seek to develop only those products that we believe can provide us with an average gross margin of at least 50% over their life cycles. Gross margins for domestic and international sales tend to be substantially similar. Although the average sales prices of each of our products generally decreases over time, these decreases have generally not had an adverse impact on our gross margins because in most instances they result from our ability to reduce our cost of revenues and our strategic decision to pass on these cost savings to our customers.
Operating Expenses
      Our operating expenses consist of selling expenses, general and administrative expenses, research and development expenses, and employee share-based compensation expenses.

Selling Expenses
      Selling expenses consist primarily of compensation and benefits for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, lease payments for our sales offices, and depreciation expenses related to equipment used for sales and marketing activities.
      Between 2003 and 2005 and the nine months ended September 30, 2006, selling expenses increased primarily as a result of increased headcount and increased international sales and marketing activities. Selling expenses as a percentage of net revenues decreased from 2003 to 2004, reflecting improved selling efficiencies, and increased in 2005 primarily as a result of employee share-based compensation expenses attributable to the contribution of shares to certain employees by our shareholders. Selling expenses as a percentage of net revenues increased slightly in the nine months ended September 30, 2006 compared to the same period in 2005, principally because of increased headcount and related travel and expenses, and was partially offset by a decrease in employee share-based compensation expenses. In the near term, we expect that certain components of our selling expenses will increase as we open new international sales and service offices to increase our market penetration in selected international markets. We presently operate four international sales and service offices and expect to open five more in 2007.
      Similar to most China-based medical device manufacturers, we primarily sell our products to distributors. Consequently, our sales and marketing expenses as a percentage of net revenues are significantly lower than manufacturers of medical devices that primarily sell their products directly to end-users. While we intend to continue to sell our products primarily to distributors, we also seek to build recognition of our brand through increasing marketing activities, which may increase our selling expenses.

General and Administrative Expenses
      General and administrative expenses consist primarily of compensation and benefits for our general management, finance and administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional advisor fees, lease payments and other expenses incurred in connection with general corporate purposes. We expect that most components of our general and administrative expenses will increase as our business grows and as we incur increased costs related to being a public company. However, as a percentage of net revenues, we generally expect that general and administrative expenses will remain relatively stable at least in the near-term as we benefit from improved operating efficiencies attributable to the increased scale of our business.

Research and Development Expenses
      Research and development expenses consist primarily of costs associated with the design, development and testing of our products. Among other things, these costs include compensation and benefits for our research and development staff, expenditures for purchases of supplies, depreciation expenses related to equipment used for research and development activities, and other relevant costs. Research and development expenses as a percentage of net revenues increased from 8.6% in 2003 to 9.8% in 2005 and to 9.9% in the nine months ended September 30, 2006. Our investment in research and development in 2005 and in the nine months ended September 30, 2006 is consistent with our plan to annually invest approximately 10% of our net revenues in research and development activities. This level of investment demonstrates our commitment to creating and maintaining what we believe is the largest research and development team of any medical device manufacturer in China, and continuing to develop and commercialize new and more advanced products.

Employee Share-Based Compensation Expenses
      We account for employee share-based compensation expenses based on the fair value of share option grants at the date of grant, and we record employee share-based compensation expense to the extent that the fair value of those grants are determined to be greater than the price paid by the employee.
      We did not incur any employee share-based compensation expenses in 2003 or 2004. We incurred three separate employee share-based compensation charges in 2005 totaling RMB70.9 million (US$9.0 million). The first charge, in the amount of RMB26.3 million (US$3.3 million), was recorded in connection with shares granted in 2005 to certain employees by our shareholders in consideration of past and present services to us. The second charge, in the amount of RMB11.6 million (US$1.5 million), was recorded in connection with the issuance of three million of our preferred shares to some of our employees and one non-employee director in exchange for three million of our ordinary shares. The third charge, in the amount of RMB33.0 million (US$4.2 million), related to an earnings adjustment provision entered into between those employees and our preferred shareholders. See notes 2(p) and 9 to our consolidated financial statements included elsewhere in this prospectus. We do not expect any future shareholder contribution of shares as part of any future employee share-based compensation plan.
      The table below shows the effect of the 2005 and nine months ended September 30, 2005 and 2006 share-based compensation charges on our operating expense line items:

Employee Share-Based Compensation Related to:	2003	2004	2005	9 Mos 2005	9 Mos 2006

	(in RMB thousands)
Cost of revenues	—	—	268	268	426
Selling expenses	—	—	8,576	8,576	5,555
General and administrative expenses	—	—	59,014	59,014	8,749
Research and development expenses	—	—	3,071	3,071	4,783
      In February 2006, we adopted a new employee share-based compensation plan, pursuant to which certain members of our senior management and certain of our key employees received options to purchase up to 7,033,000 ordinary shares at an exercise price of US$5.00 per ordinary share. These options generally vest over the required service period, with approximately 25% of them vesting on each of January 31, 2007, 2008, 2009 and 2010. These options will also vest only if the option holder is still an employee of our company at the time of the relevant vesting and the individual has met performance criteria at that time. These options will expire on the eighth anniversary of their grant.
      We incurred RMB19.5 million (US$2.5 million) in employee share-based compensation expenses in the nine months ended September 30, 2006.
Other Income (Expense)
      Other income (expense), is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements. Other income, net, has in the past consisted primarily of government subsidies for the development of new high technology medical products and government incentives for making high technology investments in our local region. We do not receive government subsidies or government incentives on a regular basis, and the amounts that we have received in the past have tended to fluctuate significantly. While we intend to continue applying for government subsidies and government incentives, we may not receive any.

Corporate Structure
      Our predecessor entity was established and began operations in 1991. Today, we operate through a structure that was implemented in September 2005 under our Cayman Islands holding company Mindray International. We operate our business primarily through our PRC operating subsidiary, Shenzhen Mindray, which was formed in 1999. We conduct some of our research and development activities through Shenzhen Mindray’s subsidiary, Beijing Mindray. We have established additional subsidiaries to facilitate our international expansion.
      Mindray International became our holding company on September 26, 2005 when the majority of our equity shareholders transferred approximately 91.1% of the equity of Shenzhen Mindray to Mindray International, through a series of linked transactions. In April 2006, we acquired all remaining shares in Shenzhen Mindray except for 300 shares. As a result, our holding company, Mindray International, now holds approximately 99.9% of the equity of Shenzhen Mindray. See “Our Corporate Structure”.
Taxes and Incentives
      Our company is a tax exempted company incorporated in Cayman Islands and is not subject to taxation under the current Cayman Islands law. Our subsidiaries operating in the PRC are subject to PRC taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.
      The basic corporate income tax rate for the foreign-invested enterprises in the PRC is currently 33% (30% state tax and 3% local tax). However, as Shenzhen Mindray is a manufacturing enterprise located in Shenzhen special economic zone, the applicable income tax rate is 15% state tax and no local tax. Shenzhen Mindray is entitled to a tax exemption for two years from the year of its first taxable profit and a 50% tax reduction for the third to fifth year (7.5% state tax and nil% local tax). The first profitable year was 1999. Shenzhen Mindray also has been designated as a “new and high technology enterprise,” and is therefore eligible to receive a special additional corporate income tax holiday which represents a reduction in income tax of 50% resulting in a reduced tax rate of 7.5% for three years beginning in 2004 through 2006. For 2007, we plan to apply for classification of Shenzhen Mindray as a key software company, which would reduce Shenzhen Mindray’s corporate income tax rate from 15% to 10%. Shenzhen Mindray has historically qualified as a key software enterprise in prior years, but did not apply for this reduced tax rate because its corporate tax rate was lower in those years.
      Beijing Mindray is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year (15% state tax and no local tax).
      The additional tax that would otherwise have been payable without corporate income tax preferential treatment totaled RMB7.8 million, RMB10.8 million, RMB18.1 million (US$2.3 million) and RMB21.5 million (US$2.7 million) in 2003, 2004, 2005 and in the nine months ended September 30, 2006, respectively, representing a reduction in basic earnings per ordinary share of RMB0.09, RMB0.13, RMB0.22 (US$0.03) and RMB0.27 (US$0.03) in 2003, 2004, 2005 and in the nine months ended September 30, 2006, respectively.
      Pursuant to a PRC tax policy intended to encourage the development of software and integrated circuit industries, Shenzhen Mindray was previously entitled to a refund of value-added tax paid at a rate of 14% of the sale value of self-developed software that is embedded in our products. The amount of the refund for this value-added tax included in net revenues was RMB18.5 million, RMB24.6 million and RMB32.1 million (US$4.1 million) in 2003, 2004 and 2005, respectively. Beginning in 2006, our embedded self-developed software is no longer eligible for this value-added tax refund due to changes in the types of software that are eligible for this tax refund. In the nine months ended September 30, 2006, no value-added tax refunds were refundable on sales made during this period for embedded self-developed software, compared with refunds of RMB22.7 million in the same period of 2005.
      We classify value-added tax refunds as “Other income” under segment reporting and include them in net revenues in our consolidated statement of operations included elsewhere in this prospectus.

      Our effective income tax rates in 2003, 2004 and 2005 were 6.8%, 5.6% and 7.8%, respectively. Our effective income tax rates in the nine months ended September 30, 2005 and 2006 were 9.1% and 7.0%, respectively. The higher effective income tax rate in the nine months ended September 30, 2005 was primarily due to higher share-based compensation expenses during that period, which were not tax deductible.
      As a result of the pending lapse of reduced corporate income tax rates for Shenzhen Mindray and Beijing Mindray and the loss of eligibility for value-added tax refunds for embedded, self-developed software, our historical operating results may not be indicative of our operating results for future periods. See “Risk Factors — Risks Related to Doing Business in China — The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC could adversely affect our business, financial condition and results of operations”.
      In December 2006, the PRC government officially submitted a draft new Enterprise Income Tax Law that would impose a single income tax rate of 25% for most PRC domestic enterprises and FIEs. While we have not undertaken a detailed analysis of the potential impact of the proposed Enterprise Income Tax Law on us, it could significantly shorten the period in which we enjoy, or eliminate, our preferential tax treatment. The enactment of the Enterprise Income Tax Law could adversely affect our financial condition and results of operations. See “Risk Factors — Risks Related to Doing Business in China — The discontinuation of China’s dual tax system could adversely affect our financial condition and results of operations”.
Results of Operations
      The following table sets forth our condensed consolidated statements of operations by amount and as a percentage of our total net revenues for the periods indicated:

	Year ended December 31,							Nine Months ended September 30,

	2003		2004		2005			2005		2006

		% of		% of			% of		% of			% of
		Total Net		Total Net			Total Net		Total Net			Total Net
	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues

	RMB		RMB		RMB	US$		RMB		RMB	US$
								(Unaudited)		(Unaudited)	(Unaudited)
	(In thousands, except percentages)
Net revenues	460,254	100.0%	697,837	100.0%	1,078,573	136,459	100.0%	733,640	100.0%	1,037,624	131,278	100.0%
Cost of revenues(1)	(210,565)	45.7	(319,013)	45.7	(493,326)	(62,415)	45.7	(331,632)	45.2	(467,088)	(59,095)	45.0

Gross profit	249,689	54.3	378,824	54.3	585,247	74,044	54.3	402,008	54.8	570,536	72,183	55.0
Operating expenses:
Selling expenses (1)	(61,322)	13.3	(92,177)	13.2	(146,499)	(18,535)	13.6	(102,047)	13.9	(149,442)	(18,907)	14.4
General and administrative expenses(1)	(35,808)	7.8	(32,340)	4.6	(112,082)	(14,180)	10.4	(96,354)	13.1	(43,102)	(5,453)	4.2
Research and development expenses (1)	(39,781)	8.6	(61,604)	8.8	(106,147)	(13,430)	9.8	(72,004)	9.8	(103,175)	(13,054)	9.9
Other general expenses	—	—	—	—	—	—	—	—	—	23	3	0.0

Total operating expenses	(136,911)	29.7	(186,121)	26.7	(364,728)	(46,145)	33.8	(270,405)	36.9	(295,696)	(37,411)	28.5

Operating income	112,778	24.5	192,703	27.6	220,519	27,900	20.4	131,603	17.9	274,840	34,772	26.5
Other income (expense)(2)	(366)	0.0	(198)	0.0	11,045	1,397	1.0	(55)	0.0	7,083	896	0.7

Income before income taxes and minority interests	112,412	24.4	192,505	27.6	231,564	29,297	21.5	131,548	17.9	281,923	35,668	27.2
Provision for income taxes	(7,624)	1.7	(10,758)	1.5	(18,066)	(2,286)	1.7	(11,913)	1.6	(19,649)	(2,486)	1.9
Minority interests	—	—	—	—	(8,409)	(1,064)	0.8	1	—	(6,456)	(817)	0.6

Net income	104,788	22.8%	181,747	26.0%	205,089	25,947	19.0%	119,636	16.3	255,818	32,366	24.7

(1)	Share-based compensation charges incurred during the period related to:

	Year ended December 31,							Nine Months ended September 30,

	2003		2004		2005			2005		2006

		% of		% of			% of		% of			% of
		Total Net		Total Net			Total Net		Total Net			Total Net
	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues	Amount	Revenues	Amount	Amount	Revenues

	RMB		RMB		RMB	US$		RMB		RMB	US$
	(In thousands, except percentages)
Cost of revenues	—	—	—	—	268	34	0.0	268	0.0	426	54	0.0
Selling expenses	—	—	—	—	8,576	1,085	0.8	8,576	1.2	5,555	703	0.5
General and administrative expenses	—	—	—	—	59,014	7,466	5.5	59,014	8.0	8,749	1,107	0.8
Research and development expenses	—	—	—	—	3,071	389	0.3	3,071	0.4	4,783	605	0.5

(2)	Other income (expense) is the sum of the line items “other income, net” plus “interest income” less “interest expense” from our consolidated financial statements.
Comparison of Nine Months Ended September 30, 2005 and September 30, 2006

Net Revenues
      The following table sets forth net revenues by geographic regions and the percentage of our total net revenues and net revenues by business segment for the nine months ended September 30, 2005 and 2006:

	Nine Months Ended September 30

	2005		2006

	Net	Net	Net	Net	Net
	Revenues	Revenues	Revenues	Revenues	Revenues
	RMB	% of Total	RMB	US$	% of Total

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Geographic Data:
China	428,419	58.4%	553,619	70,043	53.4%
Other Asia	133,640	18.2	142,483	18,027	13.7
Europe	77,231	10.5	169,841	21,488	16.4
North America	46,177	6.3	82,270	10,409	7.9
Other	48,173	6.6	89,411	11,312	8.6

Total Net Revenues	733,640	100.0%	1,037,624	131,279	100.0%

Segment Data:(1)
Patient monitoring devices	342,668	48.6%	411,095	52,011	40.0%
Diagnostic laboratory instruments	182,449	25.9	303,750	38,430	29.6
Ultrasound imaging systems	171,294	24.3	297,928	37,693	29.0
Others	9,072	1.3	14,107	1,785	1.4

Total net segment revenues	705,483	100.0%	1,026,880	129,919	100.0%

(1)	The segment information was prepared primarily in accordance with PRC GAAP.
     Our net revenues increased by RMB304.0 million (US$38.5 million), or 41.4%, to RMB1,037.6 million (US$131.3 million) in the nine months ended September 30, 2006 from RMB733.6 million in the same period in 2005. This increase reflects primarily our continued sales volume growth in China and expanding sales volume in the international markets. In addition, we increased our number of exclusive domestic and international distributors to approximately 760 during this period.
      On a geographic basis, net revenues generated in China increased by RMB125.2 million (US$15.8 million), or 29.2%, to RMB553.6 million (US$70.0 million) in the nine months ended September 30, 2006 from RMB428.4 million in the same period in 2005. This increase reflects improvements across all of our business segments and increased government tender activities. Net revenues generated outside of China grew even faster than net revenues generated in China, increasing by 58.6% to RMB484.0 million (US$61.2 million) in the nine months ended September 30, 2006 from RMB305.2 million for the same period in 2005. As a percentage of total net revenues, net revenues generated outside of China increased in the nine months ended September 30, 2006 to 46.6% from 41.6% in the same period in 2005. This increase reflects our improved penetration in the international markets. In the nine months ended September 30, 2006, net revenues from Europe increased by RMB92.6 million (US$11.7 million) compared to the same period in 2005. This increase was primarily due to increased biochemistry analyzer and ultrasound imaging system sales. In the long-term, we expect that our net revenues generated outside of China will continue to grow at a faster rate than revenues generated in China.
      Each of our business segments experienced significant net revenue growth in the nine months ended September 30, 2006, despite our decision to make minor price decreases across our product lines. See “— Pricing”. Net revenues in our patient monitoring devices segment increased by RMB68.4 million (US$8.7 million), or 20.0%, to RMB411.1 million (US$52.0 million) in the nine months ended September 30, 2006 from RMB342.7 million in the same period in 2005. This growth was primarily due to increased sales of our PM-8000 and PM-9000 patient monitoring devices.
      Net revenues in our diagnostic laboratory instruments segment increased by RMB121.3 million (US$15.3 million), or 66.5%, to RMB303.8 million (US$38.4 million) in the nine months ended September 30, 2006 from RMB182.4 million in the same period in 2005. This growth was mainly due to increased sales of our diagnostic laboratory instruments, particularly our biochemistry analyzers, which were driven by our increasing penetration into European and North American markets. Sales of new products, which we define as those introduced in the preceding four quarters, accounted for more than 50% of net revenues in our diagnostic laboratory instruments segment. In particular, our BS-200 biochemistry analyzer, which we introduced in late 2005, accounted for more than 10% of our diagnostic laboratory instruments segment revenues in the nine months ended September 30, 2006.
      Net revenues in our ultrasound imaging systems business segment increased by RMB126.6 million (US$16.0 million), or 73.9%, to RMB297.9 million (US$37.7 million) in the nine months ended September 30, 2006 from RMB171.3 million in the same period in 2005. This growth was principally a result of increased sales of our portable black and white ultrasound imaging systems, and our increasing penetration into European and North American markets. In addition, there were increased government tender activities for ultrasound imaging equipment during the nine months ended September 30, 2006 in China.

Cost of Revenues
      Total cost of revenues as a percentage of total net revenues decreased slightly from 45.2% to 45.0% in the nine months ended September 30, 2005 and 2006, respectively. This slight decrease as a percentage of total net revenues is due to improved cost controls on raw materials and components, which was partially offset by the elimination of value-added tax refunds on embedded self-developed software since 2006 and minor price decreases across our product lines. Total cost of revenues increased by RMB135.5 million (US$17.1 million), or 40.8%, to RMB467.1 million (US$59.1 million) in the nine months ended September 30, 2006 from RMB331.6 million in the same period in 2005. This increase was primarily due to an increase in the volume of our products sold during this period.

Gross Profit and Gross Margin
      Total gross profit increased by RMB168.5 million (US$21.3 million), or 41.9%, to RMB570.5 million (US$72.2 million) in the nine months ended September 30, 2006 from RMB402.0 million in the same period in 2005. Our consolidated gross margin increased to 55.0% in the nine months ended September 30, 2006 from 54.8% in the same period in 2005, primarily due to: (i) improved manufacturing efficiencies; (ii) cost savings provided by our research and development efforts, which enabled us to begin producing on a cost-effective basis more component parts for our products in-house; and (iii) increased net revenues from sales of our own brand products, as a percentage of total net revenues, relative to ODM and OEM products. Gross margin improvements were partially offset by our decision to pass on part of the savings from these efficiencies to our customers through product price decreases and the elimination in 2006 of value-added tax refunds on embedded self-developed software previously available to us, which had contributed an additional RMB22.7 million to our gross profit during the same period in 2005.
Operating Expenses
      Our operating expenses consist primarily of selling expenses, general and administrative expenses, and research and development expenses. Our operating expenses increased by RMB25.3 million, or 9.4%, to RMB295.7 million (US$37.4) million in the nine months ended September 30, 2006 from RMB270.4 million in the same period in 2005. This increase was primarily attributable to increases in salaries and expenses resulting from headcount increases. However, operating expense, as a percentage of total net revenue, decreased to 28.5% in the nine months ended September 30, 2006 from 36.9% in the same period in 2005. This decrease was primarily attributable to a decrease in employee share-based compensation expenses included in operating expenses.
     Selling Expenses
      Our selling expenses increased by RMB47.4 million (US$6.0 million), or 46.5%, to RMB149.4 million (US$18.9 million) in the nine months ended September 30, 2006 from RMB102.0 million in the same period in 2005. As a percentage of total net revenues, selling expenses increased to 14.4% in the nine months ended September 30, 2006 from 13.9% in the same period in 2005. This increase was attributable to growing sales headcount, particularly on our international sales team, as well as increasing marketing expenses from a higher level of promotional activities, partially offset by a decrease in share-based compensation allocated to selling expenses.

General and Administrative Expenses
      Our general and administrative expenses decreased by RMB53.3 million (US$6.7 million), or 55.3%, to RMB43.1 million (US$5.5 million) in the nine months ended September 30, 2006 from RMB96.4 million in the same period in 2005. As a percentage of total net revenues, general and administrative expenses decreased to 4.2% in the nine months ended September 30, 2006 from 13.1% in the same period in 2005. Of the total decrease, approximately RMB51.4 million was attributable to a decrease in share-based compensation expense. This decreases was partially offset by an increase in salaries and depreciation expense.

Research and Development Expenses
      Our research and development expenses increased by RMB31.2 million (US$3.9 million), or 43.3%, to RMB103.2 million (US$13.1 million) in the nine months ended September 30, 2006 from RMB72.0 million in the same period in 2005. This increase was primarily attributable to increases in salaries and related expenses and increases in corporate overhead expenses. As a percentage of total net revenues, research and development expenses increased to 9.9% in the nine months ended September 30, 2006 from 9.8% in the same period in 2005. This increase was attributable primarily to increased share-based compensation expense attributed to research and development expenses in the nine months ended September 30, 2005.

Other Income (Expense)
      Other income was RMB(0.1) million and RMB7.1 million (US$0.9 million) in the nine months ended September 30, 2005 and 2006, respectively. The increase in other income was primarily due to an increase in interest income to RMB8.0 million (US$1.0 million) in the nine months ended September 30, 2006 compared to RMB0.9 million in the same period in 2005 as our average cash balance grew significantly.

Provision for Income Taxes
      Provision for income taxes increased to RMB19.6 million (US$2.5 million) in the nine months ended September 30, 2006, from RMB11.9 million in the same period in 2005. Due to various special tax rates and incentives in China, our taxes have been relatively low. Our effective income tax rates in the nine months ended September 30, 2005 and 2006 were 9.1% and 7.0%, respectively. The higher effective income tax rate in the nine months ended September 30, 2005 was primarily due to higher share-based compensation expenses, which were not tax deductible, in that period. If the special tax rates and incentives had expired or were determined not to be available to us, we would have been required to pay an additional RMB21.5 million (US$2.7 million) in the nine months ended September 30, 2006.

Minority Interests
      Minority interests was RMB6.5 million (US$0.8 million) in the nine months ended September 30, 2006 compared to nil in the same period in 2005, reflecting minority interests resulted from our reverse acquisition in September 2005, in which majority shareholders of Shenzhen Mindray exchanged their shares, representing approximately 91.1% of the share capital of Shenzhen Mindray, for the entire share capital of our holding company. We expect the minority interests charge to decrease substantially beginning in 2007 as a result of our acquisition of the minority interests in April 2006, which increased our holding company’s equity ownership of Shenzhen Mindray to approximately 99.9%. See “Our Corporate Structure”.
Net Income
      As a result of the foregoing, net income in the nine months ended September 30, 2006 increased by RMB136.2 million (US$17.2 million), or 113.8%, to RMB255.8 million (US$32.4 million) from RMB119.6 million in the same period in 2005, while net margin in the nine months ended September 30, 2006 increased to 24.7% from 16.3% in the same period in 2005.
Comparison of Years Ended December 31, 2003, December 31, 2004 and December 31, 2005

Net Revenues
      The following table sets forth net revenues by geography and the percentage of our total net revenues and net revenues by business segment for 2003, 2004 and 2005:

	Year ended December 31,

	2003		2004		2005

	Net	Net	Net	Net	Net	Net	Net
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	RMB	% of Total	RMB	% of Total	RMB	US$	% of Total

	(in thousands, except percentages)
Geographic Data:
China	346,772	75.3%	459,602	65.9%	626,997	79,327	58.1%
Other Asia	33,523	7.3	103,604	14.8	181,094	22,912	16.8
Europe	30,633	6.7	51,720	7.4	135,586	17,154	12.6
North America	35,271	7.7	52,825	7.6	69,135	8,747	6.4
Other	14,055	3.0	30,086	4.3	65,761	8,319	6.1

Total net revenues	460,254	100.0%	697,837	100.0%	1,078,573	136,459	100.0%

Segment Data:(1)
Patient monitoring devices	280,584	63.5%	364,994	54.9%	496,464	62,812	47.8%
Diagnostic laboratory instruments	116,733	26.4	172,703	26.0	263,162	33,295	25.3
Ultrasound imaging systems	36,281	8.2	112,739	17.0	264,267	33,435	25.5
Others	8,142	1.9	14,481	2.1	14,334	1,813	1.4

Total net segment revenues	441,740	100.0%	664,917	100.0%	1,038,227	131,355	100.0%

(1)	The segment information was prepared primarily in accordance with PRC GAAP.
     Our total net revenues increased from RMB460.3 million in 2003 to RMB697.8 million in 2004 and to RMB1,078.6 million (US$136.5 million) in 2005, or 51.6% and 54.6% growth, respectively. These increases primarily resulted from improved penetration in both our domestic and international markets and our introduction of new products. In addition, we increased our number of distributors from approximately 1,400 in 2003 to approximately 2,000 in 2004 and to approximately 2,500 in 2005. Between 2003 and 2005, we introduced more than 25 new products, which accounted for more than 35% of our 2005 total net revenues.
      On a geographic basis, net revenues generated in China increased from RMB346.8 million in 2003 to RMB459.6 million in 2004 and to RMB627.0 million (US$79.3 million) in 2005, or 32.5% and 36.4% growth, respectively. These increases reflect increased sales generated from our new products to existing and new customers as we added products that meet the needs of customers from different segments.
      During the period from 2003 to 2005, net revenues generated outside of China grew even faster than net revenues generated in China, increasing from RMB113.5 million in 2003 to RMB238.2 million in 2004 and to RMB451.6 million (US$57.1 million) in 2005, or 109.9% and 89.6% growth, respectively. As a percentage of total net revenues, net revenues generated outside of China increased from 24.7% in 2003 to 34.1% in 2004 and to 41.9% in 2005. These increases reflect our improved penetration in international markets, with sales into 67 countries in 2003, 91 countries in 2004 and more than 120 countries in 2005. In 2005, net revenues from Europe increased by RMB83.9 million (US$10.6 million), or 162.2%, compared to 2004, while our net revenues in Asia, other than China, increased by RMB77.5 million (US$9.8 million), or 74.8%, compared to 2004. Gross margins for domestic and international sales are substantially similar. In the long term, we expect that these revenues will continue to grow at a faster rate than revenues from China.
      Each of our business segments experienced significant net revenues growth in 2004 and 2005. Net revenues in our patient monitoring devices segment increased from RMB280.6 million in 2003 to RMB365.0 million in 2004 and to RMB496.5 million (US$62.8 million) in 2005, or 30.1% and 36.0% growth, respectively. This growth primarily resulted from increased sales of our existing patient monitoring devices, the introduction of our MEC-1000, MEC-2000 and PM-5000 patient monitoring devices in 2003, PM-50 and two OEM patient monitoring devices in 2004, and our PM-7000, VS-800 and Hypervisor VI patient monitoring devices in 2005. One ODM customer accounted for approximately 6.6%, 9.7%, and 7.3% of our patient monitoring devices segment revenues in 2003, 2004, and 2005, respectively.
      Net revenues in our diagnostic laboratory instruments segment increased from RMB116.7 million in 2003 to RMB172.7 million in 2004 and to RMB263.2 million (US$33.3 million) in 2005, or 47.9% and 52.4% growth, respectively. This growth primarily resulted from increased sales of our existing diagnostic laboratory instruments, and the introduction of our BC-1800 hematology analyzer and BS-300 biochemistry analyzer in 2003 and the introduction of our BC-2800 series hematology analyzer in 2005.
      Net revenues in our ultrasound imaging systems business segment increased from RMB36.3 million in 2003 to RMB112.7 million in 2004 and to RMB264.3 million (US$33.4 million) in 2005, or 210.7% and 134.4% growth, respectively. This growth primarily resulted from increased sales of our existing ultrasound imaging systems and the introduction of our MG-66 and DP-8800 ultrasound imaging systems in 2003, the introduction of our DP-6600 ultrasound imaging system and the production of an ultrasound imaging system for an ODM customer in 2004, and the introduction of our three ultrasound imaging systems, our DP-7700, DP-3200 and DP-3300, in 2005. This ODM customer accounted for 44.6% and 25.4% of our ultrasound imaging systems segment revenues in 2004 and 2005, respectively.

Cost of Revenues
      Total cost of revenues as a percentage of total net revenues was 45.7% in each of 2003, 2004 and 2005. This stability is attributable primarily to the increase in sales volume being offset by savings on raw materials and components and improved manufacturing efficiencies. Total cost of revenues increased from RMB210.6 million in 2003 to RMB319.0 million in 2004 and to RMB493.3 million (US$62.4 million) in 2005, or 51.5% and 54.6% growth, respectively. These increases were primarily due to increases in the volume of our products sold during these periods.

Gross Profit and Gross Margin
      The following table sets forth gross profit in total and by segment, and gross margin overall and by segment for the periods indicated:

	For the Years Ended December 31,

	2003		2004		2005

	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Profit	Gross Margin

	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Total(1)	249,689	54.3%	378,824	54.3%	585,247	74,044	54.3%

Segment Data(2):
Patient monitoring devices	163,426	58.2%	220,695	60.5%	293,643	37,151	59.1%
Diagnostic laboratory instruments	61,846	53.0	91,149	52.8	147,442	18,654	56.0
Ultrasound imaging systems	17,849	49.2	56,603	50.2	133,348	16,871	50.5
Others	(6,061)		(7,733)		(12,950)	(1,638)

Total	237,060		360,714		561,483	71,038

(1)	As reported in the consolidated statement of operations included elsewhere in this prospectus.

(2)	The segment information was prepared primarily in accordance with PRC GAAP.
     Total gross profit increased from RMB249.7 million in 2003 to RMB378.8 million in 2004 and to RMB585.2 million (US$74.0 million) in 2005, or 51.7% and 54.5% growth, respectively. Our consolidated gross margin was 54.3% in each of 2003, 2004 and 2005.
      Gross margin for the patient monitoring devices segment increased from 58.2% in 2003 to 60.5% in 2004, reflecting primarily improvements in the cost structure of our best selling patient monitoring device, PM-9900, and decreased to 59.1% in 2005, reflecting slight margin declines in some of our best selling patient monitoring devices, as a result of our strategic decision to further expand market share in China and internationally by selling at more competitive prices.
      Gross margin for the diagnostic laboratory instruments segment decreased from 53.0% in 2003 to 52.8% in 2004, reflecting primarily a change in product mix as we increased sales of our new biochemistry products introduced in 2003, and increased to 56.0% in 2005, reflecting the introduction of an upgraded model with a higher gross margin to one of our best selling hematology analyzers and our ability to improve the cost structure of our best selling biochemistry analyzers.
      Gross margin for the ultrasound imaging systems segment increased from 49.2% in 2003 to 50.2% in 2004, reflecting primarily a change in product mix as we increased sales of new products with higher gross margin, and increased again slightly to 50.5% in 2005, due to increased sales of our own brand products, which generally have higher gross margins than our ODM and OEM products in 2005.
Operating Expenses
      Our operating expenses consist of selling expenses, general and administrative expenses, and research and development expenses. Our operating expenses increased from RMB136.9 million in 2003 to RMB186.1 million in 2004 and to RMB364.7 million (US$46.1 million) in 2005, or 35.9% and 96.0% growth, respectively. Operating expense, as a percentage of total net revenue, decreased from 29.7% in 2003 to 26.7% in 2004, and increased to 33.8% in 2005.

Selling Expenses
      Our selling expenses, as a percentage of total net revenues, decreased from 13.3% in 2003 to 13.2% in 2004 and increased to 13.6% in 2005, reflecting improved selling efficiencies in each of these years, which was offset in 2005 by employee share-based compensation expenses. Our selling expenses increased from

RMB61.3 million in 2003 to RMB92.2 million in 2004 and to RMB146.5 million (US$18.5 million) in 2005. These increases were primarily attributable to the following:

•	increases in salaries and bonus payments accounted for 38.5% of the increase in 2004, and 46.3% of the increase in 2005 (excluding employee share-based compensation expenses relating to a share grant contributed by shareholders of RMB8.6 million);

•	increases in travel and entertainment expenses accounted for 13.8% of the increase in 2004, and 22.5% of the increase in 2005;

•	increases in marketing and training expenses accounted for 25.9% of the increase in 2004, and 8.3% of the increase in 2005; and

•	an increase in 2005 in employee share-based compensation expenses related to a share grant contributed by shareholders as compensation for past and current services provided, which accounted for 5.9% of the increase in 2005.

General and Administrative Expenses
      Our general and administrative expenses, as a percentage of total net revenues, decreased from 7.8% in 2003 to 4.6% in 2004, and increased to 10.4% in 2005. Our general and administrative expenses decreased from RMB35.8 million in 2003 to RMB32.3 million in 2004, and increased to RMB112.1 million (US$14.2 million) in 2005. Of the total decrease between 2003 and 2004, a decrease in salaries and performance bonus payments accounted for the majority of the decrease, which was partially offset by increases in other overhead expenses such as training costs. Of the total increase in our general and administrative expenses between 2004 and 2005, 74.0% was attributable to employee share-based compensation expenses in connection with both a share grant contributed by shareholders in January 2005 as compensation for past and current services provided, and the issuance of convertible preferred shares in September 2005.

Research and Development Expenses
      Our research and development expenses, as a percentage of total net revenues, increased from 8.6% in 2003 to 8.8% in 2004 and to 9.8% in 2005. Our research and development expenses increased from RMB39.8 million in 2003 to RMB61.6 million in 2004 and to RMB106.1 million (US$13.4 million) in 2005. Increases in the headcount of our research and development staff accounted for 65.4% of the increase in 2004, and 57.3% of the increase in 2005. Employee share-based compensation expenses accounted for 6.9% of the increase in 2005. See “— Employee Share-Based Compensation Expenses”.
Other Income (Expense)
      We had other expenses of RMB(0.4) million and RMB(0.2) million in 2003 and 2004, and other income of RMB11.0 million (US$1.4 million) in 2005, respectively. A majority of other income in 2005 was related to our receipt of government subsidies. We receive government subsidies on an intermittent basis, and while we expect to continue to apply for them, we may not continue to receive them.
Provision for Income Taxes
      Provision for income taxes increased from RMB7.6 million in 2003 to RMB10.8 million in 2004 and to RMB18.1 million (US$2.3 million) in 2005. Due to various special tax rates, tax holidays and incentives that have been granted to us in China, our taxes in recent years have been relatively low. The additional amounts of taxes that we would have otherwise been required to pay had we not enjoyed the various special tax rates, tax holidays and incentives in China would have been RMB7.8 million in 2003, RMB10.8 million in 2004 and RMB18.1 million (US$2.3 million) in 2005.

Minority Interests
      We had no minority interests in 2003 or 2004, and minority interests increased to RMB8.4 million (US$1.1 million) in 2005. The increase in 2005 resulted from the reverse merger in September 2005.
Net Income
      As a result of the foregoing, net income increased from RMB104.8 million in 2003 to RMB181.7 million in 2004 and to RMB205.1 million (US$25.9 million) in 2005, while net margin increased from 22.8% in 2003 to 26.0% in 2004 and decreased to 19.0% in 2005. The increase in net margin from 2003 to 2004 reflects primarily a decrease in general and administrative expenses, which was partially offset by an increase in research and development expenses. The decrease in net margin from 2004 to 2005 reflects primarily increases in employee share-based compensation expenses, minority interests and research and development costs.
Liquidity and Capital Resources

					Nine Months ended
	Years ended December 31,				September 30,

	2003	2004	2005	2005	2006	2006

	RMB	RMB	RMB	US$	RMB	US$
					(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents	130,297	178,556	446,143	56,445	291,095	36,829
Net cash from operating activities	149,406	165,840	363,385	45,975	338,087	42,774
Net cash used in investing activities	(53,869)	(21,591)	(62,428)	(7,898)	(151,159)	(19,124)
Net cash used in financing activities	(19,200)	(95,990)	(33,370)	(4,222)	(341,976)	(43,266)

Operating Activities
      Net cash provided by operating activities in 2003, 2004, 2005 and the nine months ended September 30, 2006, was generated from our net income of RMB104.8 million, RMB181.7 million, RMB205.1 million (US$25.9 million), and RMB255.8 million (US$32.4 million), after adjustment in each year for non-cash items, such as depreciation and amortization, and for changes in various assets and liabilities, such as accounts receivables, inventories and prepaid expenses.
      Our inventory balances as of December 31, 2003, 2004, 2005 and September 30, 2006 were RMB65.3 million, RMB86.3 million, RMB105.4 million (US$13.3 million) and RMB125.1 million (US$15.8 million), respectively. Our number of inventory days, which we define as the average inventory balances during the period divided by cost of revenues and multiplied by the number of days in the period, declined from 87 days in 2004, to 71 days in 2005, and to 68 days in the nine months ended September 30, 2006. As of December 31, 2004 and 2005, we had aggregate increases of RMB13.7 million and RMB32.4 million (US$4.1 million), respectively, in accounts receivable, in each case as compared to the prior year. Our accounts receivable decreased slightly from RMB71.3 million (US$9.0 million) as of December 31, 2005 to RMB71.1 million (US$9.0 million) as of September 30, 2006. Average accounts receivable days increased from 17 days in 2004 to 19 days in each of 2005 and the nine months ended September 30, 2006. The increase primarily resulted from our growth in net revenues from expansion of international sales, because of our international distributors receiving longer average payment terms and in some cases paying by letter of credit, and our increased volume of tender sales. We anticipate that average accounts receivable days will increase as we extend credit to a limited number of qualified distributors in Europe and North America.
      Our accounts payable as of December 31, 2003, 2004, 2005 and September 30, 2006 were RMB14.5 million, RMB33.0 million, RMB62.8 million (US$7.9 million) and RMB65.0 million (US$8.2 million), respectively. Our average number of days of accounts payable at December 31, 2004 and 2005 and September 30, 2006 was 27 days, 35 days and 37 days, respectively.

Investing Activities
      Investing activities primarily include pledged bank deposits, restricted cash, third party loans and purchases of property, plant and equipment. Net cash used in investing activities was RMB53.9 million, RMB21.6 million and RMB62.4 million (US$7.9 million) in 2003, 2004 and 2005, reflecting largely purchases of property, plant and equipment. These purchases were primarily made in connection with the expansion and upgrade of our research and development and manufacturing facilities. Net cash used in investing activities was RMB151.2 million (US$19.1 million) in the nine months ended September 30, 2006, reflecting primarily capital expenditures of RMB57.3 million (US$7.2 million) and an investment of RMB103.0 million (US$13.0 million) in a two-year debt instrument guaranteed by a major PRC commercial bank. See note 6 to our consolidated financial statements included elsewhere in this prospectus. We expect other investing activities over the next several years to increase significantly from previous levels as we execute our plan to further upgrade and expand our existing facilities, particularly the expansion of our headquarters building adjacent to our current Shenzhen headquarters, and develop a new research and development and manufacturing facility in Nanjing. See “— Capital Expenditures”.

Financing Activities
      Cash used in financing activities consist of dividend payments, which totaled RMB17.2 million, RMB86.0 million and RMB206.4 million (US$26.1 million) in 2003, 2004 and 2005, respectively, and repayment of bank loans, which totaled RMB2.0 million, RMB10.0 million and RMB37.0 million (US$4.7 million) in 2003, 2004 and 2005, respectively. Cash used in financing activities in 2005 was partially offset by RMB209.9 million (US$26.6 million) of cash that we generated from the issuance of convertible preferred shares. In the nine months ended September 30, 2006, cash used in financing activities primarily consisted of dividend payments of RMB321.2 million (US$40.6 million).
      We maintain two working capital facilities with banks in China. As of September 30, 2006, we had applied RMB43.2 million (US$5.5 million) of the credit facilities towards issuance of letters of credit used as payments to our suppliers and also as security deposits when we bid in government tenders. These activities are reflected on our balance sheet as “Notes payable”. As of September 30, 2006, the total borrowing capacity under these working capital facilities was RMB250.0 million (US$31.6 million), of which RMB206.8 million (US$26.2 million) was available. We maintain these working capital facilities primarily to foster long-term relationships with our banks and are not subject to any operational or financial covenants under these working capital facilities.
      Pursuant to relevant PRC laws and regulations applicable to our subsidiaries in the PRC, these subsidiaries are required to make appropriations from net income as determined in accordance with PRC GAAP to non-distributable reserves (also referred to as “statutory common reserves”), which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based on newly revised PRC Company law which took effect on January 1, 2006, the PRC subsidiaries are no longer required to make appropriations to the statutory welfare reserve but appropriations to the statutory surplus reserve are still required to be made at 10% of the profit after tax as determined under PRC GAAP until the balance of such reserve fund reaches 50% of the subsidiaries’ registered capital.
      The statutory surplus reserve is used to offset future extraordinary losses. Our subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves other than to those of our subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately RMB160.4 million (US$20.3 million) of our retained earnings was not available for distribution as of December 31, 2005.
      We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources if we experience changed business conditions or other developments. We may also need additional cash resources if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar action. If we determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.
Capital Expenditures
      In 2003, 2004, 2005 and the nine months ended September 30, 2006, our capital expenditures totaled RMB50.5 million, RMB28.1 million, RMB68.2 million (US$8.6 million) and RMB57.3 million (US$7.2 million), respectively. In past years, our capital expenditures consisted primarily of the purchases of property, plant and equipment and investments in buildings that we made in connection with expansions of our sales and services offices. We expect to spend approximately RMB437.1 million (US$55.3 million) in 2007 on the expansion of our headquarters building adjacent to our current Shenzhen headquarters and development of a new research and development and manufacturing facility in Nanjing.
Contractual Obligations
      A summary of our contractual obligations at December 31, 2005 is as follows:

	Contractual Obligations

	Less than			More than
	1 Year	1-3 Years	3-5 Years	5 Years	Total	Total

	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Capital commitments	11,512	—	—	—	11,512	1,456
Operating leases(1)	4,682	7,487	2,127	—	14,296	1,809
Bank loans	—	—	—	—	—	—
Notes payable	17,153	—	—	—	17,153	2,170

Total	33,347	7,487	2,127	—	42,961	5,435

(1)	Operating leases are for office premises and our assembly and manufacturing facility.
     Pursuant to an agreement with the Government of the Nanjing Jiangning Development Zone, we intend to invest up to US$150 million over three and one-half years to build a research and development and manufacturing facility in Nanjing. Our commitment in 2007 is expected to be no more than US$30 million.
Off-Balance Sheet Arrangements
      We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency foreign contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Critical Accounting Policies
      We prepare our financial statements in conformity with US GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Allowance for Doubtful Accounts
      We generally require domestic customers to make a deposit prior to shipment. We generally require that our international customers pre-pay for their products in cash or with letters of credit. However, from time to time we extend credit to domestic customers in the normal course of business and have begun extending credit to select qualified distributors in North America and Europe. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance is determined by (1) analyzing specific customer accounts that have known or potential collection issues and (2) applying historical loss rates to the aging of the remaining accounts receivable balances. The allowance for doubtful accounts was RMB2.0 million in each of 2004, 2005 and the nine months ended September 30, 2006. Additional allowances may be required as we extend additional credit to domestic distributors and a limited number of qualified international distributors in North America and Europe, if we change our credit policies as our customer base expands and further diversifies, or if the financial condition of our customers deteriorates.

Provisions for Inventories
      We value inventories, which include material, labor and manufacturing overhead, at the lower of cost or market using the weighted average method of determining inventory cost. Management evaluates inventory from time to time for obsolete or slow-moving inventory and we base our provisions on our estimates of forecasted net revenue levels, economic market conditions and quantity on hand. A significant change in the timing or level of demand for our products as compared to forecasted amounts may result in recording additional provisions for obsolete or slow-moving inventory. We record such adjustments to cost of sales in the period the condition exists.

Provisions for Income Taxes
      We record liabilities for probable income tax assessments based on our estimate of potential tax related exposures. Recording of these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. Although we have recorded all probable income tax accruals in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, and SFAS No. 109, Accounting for Income Taxes, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We believe that any potential tax assessments from the various tax authorities that are not covered by our income tax provision will not have a material adverse impact on our consolidated financial position or cash flows. However, they may be material to our consolidated earnings of a future period. Our overall effective tax rate was 7.8% in 2005 and 7.0% for the nine months ended September 30, 2006.

Revenue Recognition
      Our revenue primarily consists of the sale of medical products. Revenue is considered to be realized or realizable and earned when all of the following criteria are met: persuasive evidence of a sales arrangement exists; delivery has occurred or services have been rendered; the price is fixed or determinable; and collectibility is reasonably assured. These criteria are generally met at the time of shipment when the risk of loss passes to the customer.
      We offer sales incentives to certain customers in the form of future credits or free products. We treat and accrue the cost of these sales incentives as a cost of revenues and classify the corresponding liability as current.

Valuation of Share-Based Compensation
      We account for share-based compensation to our employees based on SFAS No. 123, and will record compensation expense to the extent the fair value of the options or shares transferred is determined to be greater than the price paid by the employee on the date of grant. We incurred three separate compensation charges in 2005 totaling RMB70.9 million (US$9.0 million). The first charge, in the amount of RMB26.3 million (US$3.3 million), was recorded in connection with a share grant contributed by shareholders in January 2005 to certain of our employees for past and current services. The second charge, in the amount of RMB11.6 million (US$1.5 million), was recorded in connection with the issuance of three million of our preferred shares to some of our employees and one non-employee director in exchange for three million of our ordinary shares. The third charge, in the amount of RMB33.0 million (US$4.2 million), related to our earnings adjustment provision entered into between those employees and our preferred shareholders. See “Related Party Transactions — Shareholders Agreement” and notes 2(p) and 9 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the mechanics of the earnings adjustment provision.
      With respect to the shares granted in January 2005, we retained an independent appraiser to produce a valuation report on the fair value of our company. The independent appraiser employed two valuation approaches, the comparable transaction method and a discounted cash flow model, and presented in the valuation report a fair value of US$2.49 per share, based on a weighted average of the resulting valuations from the two different approaches. Significant management judgment is involved in determining the discounted cash flows and the underlying variables. The discount rate reflects the risk that is specific to the business. We concluded that US$2.49 was the fair value based on management’s evaluation of the report.
      The fair value of preferred shares issued has been estimated at fair value of approximately US$4.18, which was based on a valuation report by an independent appraiser on the fair value of our company that allocated the value between the convertible preferred shares and ordinary shares. The independent appraiser employed two valuation approaches, the comparable transaction method and a discounted cash flow model, and presented in the valuation report with a 13.0% differential between the ordinary and convertible preferred shares, based on a weighted average of the resulting valuations from the two different approaches. Significant management judgment is involved in determining the discounted cash flows and the underlying variables. The discount rate reflects the risk that is specific to the business. We concluded that the best estimate of fair value of the ordinary shares in September 2005 was approximately US$3.70.
      For option grants, we utilize the Black-Scholes option-pricing model to determine share-based compensation expenses. This approach requires us to make assumptions on such variables as share price volatility, expected lives of options and discount rates. Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.
Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk
      Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the US dollar and euro (or any other currency) nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the US dollar or the euro.
      We use the Renminbi as the reporting and functional currency for our financial statements. All transactions in currencies other than the Renminbi during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statement of operations.
      Fluctuations in exchange rates may affect our costs, operating margins and net income. For example, in 2005, 58.1% of our net revenues were generated from sales denominated in Renminbi, and 4.7% of our operating expenses were denominated in US dollars and other foreign currencies. In 2007, we began requiring payment in euro from customers located in jurisdictions where the euro is the official currency. In 2005 and the nine months ended September 30, 2006, fluctuations in the exchange rates between the Renminbi and US dollar and other foreign currencies resulted in increases in operating income of RMB2.8 million (US$0.4 million) and RMB5.8 million (US$0.7 million), respectively, and decreases in operating expenses of RMB3.5 million (US$0.4 million) and RMB5.8 million (US$0.7 million), respectively.
      Fluctuations in exchange rates may also affect our balance sheet. For example, to the extent that we need to convert US dollars or euros into Renminbi for our operations, appreciation of the Renminbi against the US dollar or euro would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi or euro into US dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar or the euro against the Renminbi would have a negative effect on the corresponding US dollar or the euro amount available to us. Considering the amount of our cash and cash equivalents as of September 30, 2006, a 1.0% change in the exchange rates between the Renminbi and the US dollar would result in an increase or decrease of RMB2.9 million (US$0.4 million) to our total cash and cash equivalents.
      We have not used any forward contracts or currency borrowings to hedge our exposure to Renminbi foreign currency exchange risk and do not currently intend to do so.

Interest Rate Risk
      As of September 30, 2006, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. We believe our exposure to interest rate risk is not material.

Inflation
      In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in Consumer Price Index in China was 1.2%, 3.9% and 1.8% in 2003, 2004 and 2005, respectively.

Recently Issued Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board, or the FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 151, which is entitled “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 clarifies the accounting principles that require abnormal amounts of idle facility expenses, freight and handling costs and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after June 15, 2005. The issuance of SFAS No. 151 did not have a material effect on our financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), also known as SFAS No. 123R, which is entitled “Share-Based Payments”. SFAS No. 123R eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board, or APB, Opinion No. 25, which is entitled “Accounting for Stock Issued to Employees,” to stock compensation awards issued to employees. Instead, companies are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award. SFAS 123R is effective for the fiscal year beginning January 1, 2006 and applies to all awards granted, modified, repurchased or cancelled such that date. The issuance of SFAS No. 123R did not have a material effect on our financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, which is entitled “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29.” SFAS No. 152 amends APB Opinion No. 29, which is entitled “Accounting for Nonmonetary Transactions,” to eliminate the exception for nonmonetary exchanges of similar productive assets. The eliminated exception is replaced a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on our financial position or results of operations.
      In March 2005, the FASB issued FASB Interpretation No., or FIN, 47, which is entitled “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143.” FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. We are currently evaluating the effect of the adoption of FIN 47 and believe at this time that the issuance of FIN 47 will not have a material effect on our financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, which is entitled “Accounting Changes And Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 supersedes both APB Opinion No. 20, which is entitled “Accounting changes” and SFAS No. 3, which is entitled “Reporting Accounting changes in Interim Financial Statements”. SFAS No. 154 requires changes in accounting principles to be retrospectively applied to financial statements for past periods, unless it would be impracticable to determine the period-specific effects or the cumulative effects of such changes. Under the previous standard set forth in APB Opinion No. 20, most voluntary changes in accounting principles were required to be recognized by including in the net income for the period of a change the cumulative effects of such change. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The issuance of SFAS No. 154 is not expected to have a material effect on our financial position or results of operations.
      In September 2005, the FASB’s Emerging Issues Task Force, or EITF, reached a final consensus on Issue 04-13, which is entitled “Accounting for Purchases and Sales of Inventory with the Same Counterparty”. EITF 04-13 requires two or more legally separate exchange transactions by a party with the same counterparty to be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, which is entitled “Accounting for Nonmonetary Transactions,” when such legally separate transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements made, in the reporting periods beginning after March 15, 2006. The adoption of EITF 04-13 is not expected to have a material effect on our financial position or results of operations.

OUR INDUSTRY
The Global Medical Device Industry Overview
      According to Frost & Sullivan, the global medical device industry had an estimated value of US$148 billion in 2004. The United States is the largest market for medical devices with an estimated value of US$64 billion in 2004, or 43.0% of the global market. Europe is the second largest market for medical devices with an estimated value of US$44 billion in 2004, or 30.0% of the global market. China’s market for medical devices had an estimated value of US$7.5 billion, or 5.1% of the global market.
Background on China’s Medical Device Market
      China’s medical device market, as well as the medical device markets in several developing countries, is projected to grow faster than the global medical device market. According to Frost & Sullivan, China’s medical device market is projected to grow from US$7.5 billion in 2004 to US$10.1 billion in 2006. Reasons for this faster growth in China include:

•	A fast growing domestic economy. According to Frost & Sullivan, China’s GDP is projected to grow from $1.6 trillion in 2004 to $2.5 trillion in 2008.

•	Increasing expenditures on healthcare as a percentage of GDP. Frost & Sullivan estimates that in 2005, the United States, with a population of approximately 296 million, had healthcare expenditures representing 15.9% of its GDP, compared to just 6.7% of GDP that China, with a population of approximately 1.3 billion, spent on healthcare. China’s healthcare expenditures grew from 5.0% of GDP in 1999 to 6.7% of GDP in 2005, representing a growth rate of approximately 5%. During the same period, US healthcare expenditures grew from 13.2% to 15.9%, representing a growth rate of approximately 3%.

•	Increasing desire for and utilization of more advanced technologies in Chinese hospitals and clinics. The market penetration of common medical equipment in Chinese hospitals is low when compared to hospitals in more developed countries. However, we believe hospitals in China are purchasing more advanced technology as they attempt to compete for patients and generate additional profits.

•	Increasing availability of healthcare insurance. The increasing availability of healthcare insurance generally provides coverage for more advanced and extensive healthcare services than were previously available.

•	Increasing autonomy at the hospital level. Although governmental entities own and control substantially all of the hospitals in China, recent healthcare system reforms have resulted in a trend of greater operating autonomy at local levels. For example, hospitals in China today rely less and less on governmental funding and are generally expected to earn enough revenues on their own to cover 70% to 90% of their operating expenses. This has led to a greater focus on achieving efficiencies and improving services by regional hospital administrators, who now typically have the authority to make decisions regarding equipment purchases.

•	Increasing government focus on improving quality of care. The outbreak of SARS in 2003 heightened the government’s awareness of the need to improve the country’s healthcare infrastructure, and healthcare has become a priority for the PRC government.

Chinese Healthcare Institutions
      According to the PRC Ministry of Health, there were approximately 18,700 hospitals and 41,700 healthcare clinics in China in 2005. The hospitals, which on average had approximately 130 beds, can be further divided into approximately 950 large-sized hospitals, 5,200 medium-sized hospitals and 12,500 small-sized hospitals, commonly referred to as Tier III, Tier II and Tier I and other hospitals, respectively, in China.

Chinese Medical Device Manufacturers
      According to Medistat, World Market Analysis 2004, published by Espicom Business Intelligence, an independent market research firm, there were approximately 2,900 medical device manufacturers in China at the end of 2003. However, most domestic manufacturers are state-owned small- and medium-sized companies producing basic medical supplies, such as bandages, patient aids and medical or surgical instruments. Therefore, imported medical equipment accounted for 85% to 90% of the China medical device market in 2002, the most recent year for which data is available. However, more advanced medical products are expected to be produced in China in the next few years. Those China-based companies that are able to develop and manufacture more advanced products at lower costs then their international competitors should be able to capitalize on the growing desire for better quality of care in China and emerge as leaders in domestic medical device manufacturing.

Medical Device Marketing and Distribution in China
      Hospitals in China purchase a majority of their medical devices and supplies through distributors. Medical device distribution is highly specialized and localized in China. Most medical device distributors operate within relatively small territories. Few distributors are willing or able to cover the entire country. Most distributors focus on China’s eastern coastal cities, where purchasing power is concentrated, while western China tends to have very limited coverage. In addition, different provinces in China often have their own medical and insurance practices, purchasing policies and regulatory requirements which further increases the complexity of medical device distribution. As a result, most manufacturers need to appoint multiple distributors to effectively cover all of the geographic areas in China. The ability to leverage local contacts and knowledge is vital in creating an effective distribution network in China, creating a significant barrier to entry for both smaller local companies and larger international competitors that lack a meaningful local presence.
The Patient Monitoring Devices Market
      Patient monitoring devices measure patient vital signs and provide for patient safety and management of patient care. These devices have evolved from single vital sign monitoring devices, which measured and displayed a specific parameter, to mostly multiparameter monitoring devices. Multi-parameter monitoring devices evolved out of the need for faster set-up by healthcare staff, fewer wires and complex hookups, and the ability to concurrently examine several vital measurements. They take multiple input signals from biosensors, such as thermometers, blood pressure sensors and electrocardiograms and display the output measurements on a monitor, which can be located bedside, on transports, at central stations and other locations. These devices are used throughout hospitals, in particular, in operating rooms, emergency rooms, critical care units, post-anesthesia units and recovery rooms, intensive care units and labor and delivery rooms.
The Diagnostic Laboratory Instruments Market
      Diagnostic laboratory instruments, commonly referred to as in-vitro diagnostics, or IVD, instruments test blood, urine, saliva or other bodily fluids, cells and other substances from patients to diagnose and analyze various diseases and disorders. The use of diagnostic laboratory instruments to conduct IVD tests is an integral part of overall patient care. Diagnostic testing is generally viewed as an effective method of reducing healthcare costs and improving the quality of healthcare by reducing the length of hospital stays and complications through accurate and early detection of health disorders.
      The diagnostic laboratory market generally includes commercial manufacturing and sales of diagnostic laboratory instruments and reagent kits to hospitals, reference laboratories and physicians’ offices. The major diagnostic fields that comprise the IVD market are clinical chemistry/biochemistry, immunochemistry, microbiology, hematology, point-of-care testing, diabetes, hemostasis/coagulation, molecular diagnostics, urine and self-monitoring blood glucose systems.
      According to Frost & Sullivan, the worldwide IVD market was estimated to be US$26.8 billion in 2003, and is projected to grow between 6% and 8% per year from 2003 through 2009. However, according to

Frost & Sullivan, the Chinese IVD market had an estimated value of US$500 million in 2004 and is projected to grow at a compounded annual growth rate of 14.4% through 2010 to US$1.1 billion, the fastest projected IVD market growth rate globally.

Biochemistry Analyzers
      Biochemistry analyzers use electrochemical detection or chemical reactions with patient samples to detect and quantify substances of diagnostic interest, referred to as “analytes,” in blood, urine and other bodily fluids. These analyzers are commonly used to test glucose, cholesterol, triglycerides, electrolytes, proteins and enzymes.
      According to Frost & Sullivan, the global biochemistry analyzer market was estimated to be US$6.7 billion in 2004, the second largest segment within the IVD market. The biochemistry analyzer segment is overwhelmingly the largest segment in every country except the United States and Canada. In 2004, China’s biochemistry analyzer market had an estimated value of US$160 million, and is projected to grow at a compounded annual growth rate of 10% through 2010 to US$290 million. China has the fastest projected biochemistry analyzer market growth rate globally.

Hematology Analyzer
      Hematology analyzers use the principles of physics, optics, electronics and chemistry to separate cells of diagnostic interest and then quantify and characterize them. These systems allow clinicians to study formed elements in blood such as red and white blood cells and platelets. The most common diagnostic test is a complete blood count, which provides important information about the composition of a patient’s blood and detects potential disorders or deficiencies.
The Ultrasound Imaging Systems Market
      Ultrasound imaging systems use low power, high frequency sound waves to provide non-invasive, real-time images of the body’s soft tissue, organs and blood flow. By eliminating the need for more time intensive, invasive and expensive procedures and allowing for earlier diagnosis of diseases and conditions, ultrasound technology offers a cost-effective solution for healthcare providers. Furthermore, ultrasound imaging does not expose the patient to the potentially harmful ionizing radiation present in X-ray and CT scans. To generate an ultrasound image, a clinician places the transducer on the skin or in a body cavity near or by the targeted area of interest. Tissues, organs and bodily fluids reflect the sound waves emitted by the transducer, which then receives these reflections. Based on these reflections, ultrasound technology measures and organizes the sound waves and produces an image for visual examination, using digital or analog signal processing, or a combination of the two.
      Standard ultrasound imaging technology produces a grayscale or two-dimensional image, which physicians use to diagnose, stage and monitor disease states and conditions. Color Doppler technology expands standard ultrasound imaging by generating a color image showing the presence and direction of blood flow. Through the use of software in ultrasound imaging devices, clinicians can provide an assessment of anatomical structures and physiological functions, such as blood flow information and heart conditions. According to Global Industry Analysts, the global ultrasound equipment market had an estimated value of US$3.5 billion in 2004 and is projected to grow at a compounded annual growth rate of 5.3% through 2010 to US$4.7 billion. According to Frost & Sullivan, in 2004, China’s ultrasound market had an estimated value of US$277 million, with the color ultrasound segment accounting for US$162 million, and the grayscale ultrasound segment accounting for US$115 million. The Chinese ultrasound market is projected to experience an increasing shift in consumer preference from grayscale systems to color systems. The main factors driving this shift are the availability of lower cost color ultrasound systems and increasing use of ultrasound imaging systems in cardiology applications within the large-sized hospitals. The grayscale ultrasound segment is projected to shrink by an average of 4.3% per year from 2004 through 2010, while the color ultrasound segment is projected to grow by an average of 7.6% per year during the same period.

BUSINESS
Overview
      We are a leading developer, manufacturer and marketer of medical devices in China. We also have a significant and growing presence outside of China, primarily in other regions of Asia and in Europe. We offer a broad range of more than 40 products across our three primary business segments: patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems. According to Frost & Sullivan, we had the leading market share in China by units sold, and the second leading market share by revenue, for the sale of patient monitoring devices in 2003, and we believe that we continue to be a market leader in China today. In addition, we believe we hold a leading market share position in China in diagnostic laboratory instruments and grayscale ultrasound imaging systems. Due to our leading market position, we believe we have one of the most recognized brands in the medical device industry in China.
      We sell our products primarily to distributors, and the balance directly to hospitals, clinics, government agencies, ODM customers and OEM customers. With over 1,800 distributors and 650 direct sales and sales support personnel, we believe our nationwide distribution, sales and service network is the largest of any medical device manufacturer in China. This extensive platform allows us to be closer than our competitors to end-users and enables us to be more responsive to local market demand. In addition, we sell our products internationally through more than 800 distributors and 90 sales personnel. This established and expanding international sales and distribution network provides us with a platform from which to build and enhance our market position globally. To date, we have sold our products to approximately 27,000 hospitals, clinics and other healthcare facilities in China and sold over 200,000 devices worldwide.
      We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products tailored to end-user needs. Furthermore, our China-based research and development and manufacturing operations provide us with a distinct competitive advantage in international markets by enabling us to leverage low-cost technical expertise, labor, raw materials and facilities.
      To enhance our leading market position, we have made and will continue to make significant investments in research and development. We increased our investment in research and development activities from 8.6% of net revenues in 2003 to 9.8% of net revenues in 2005 and to 9.9% in the nine months ended September 30, 2006, establishing what we believe is the largest research and development team of any medical device manufacturer in China, with more than 600 engineers on our staff. We are also planning to develop a new research and development and manufacturing facility in Nanjing, expected to be operational in 2009. In addition, we recently opened a small research and development office in Seattle, Washington, to focus on more advanced medical device technologies. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. We continually seek to broaden our market reach by introducing new and more advanced products and new product lines that address different end-user segments. Since 2003, we have introduced more than 30 new products.
      Our net revenues increased from RMB460.3 million in 2003 to RMB1,078.6 million (US$136.5 million) in 2005, representing a compounded annual revenue growth rate of 53.1%, and our net income increased from RMB104.8 million in 2003 to RMB191.1 million (US$24.2 million) in 2005. Our net revenues grew from RMB733.6 million in the nine months ended September 30, 2005 to RMB1,037.6 million (US$131.3 million) for the same period in 2006, a 41.4% increase. In the nine months ended September 30, 2006, our three primary business segments, patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems, accounted for 40.0%, 29.6% and 29.0% of our net segment revenues, respectively.

Our Competitive Strengths
      We believe we have the following principal competitive strengths:

Strong brand and leading market position in China’s medical device market
      We believe we have one of the most recognized brands in the medical device industry in China, with the leading position in the patient monitoring device market and a leading position in the diagnostic laboratory instruments and grayscale ultrasound imaging systems markets. Since 1992, our products have been used by approximately 27,000 hospitals, clinics and other healthcare facilities. Our co-chief executive officers each have over 15 years of medical device industry experience in China, and over this time have developed a strong understanding of local markets and customer needs. Our market leadership position and strong brand recognition have allowed us to develop a broad customer base in China, which in turn facilitates more rapid acceptance of our new products. We are also able to generate economies of scale across our business segments, thereby realizing better pricing terms from suppliers and gaining access to a broader base of distributors. This enables us to offer quality products at competitive prices. Our domestic net revenues grew from RMB346.8 million in 2003 to RMB627.0 million (US$79.3 million) in 2005, representing a compounded annual growth rate of 34.5%. In the nine months ended September 30, 2006, our domestic net revenue reached RMB553.6 million (US$70.0 million).

Extensive distribution, sales and service network for medical devices in China
      Through our extensive distribution, sales and service network for medical devices in China, we have established a strong platform of business contacts and local knowledge which enables us to develop products and provide services tailored to our customers’ local needs. This nationwide network consists of more than 1,800 distributors and approximately 650 direct sales and sales support personnel located in 29 offices. We actively manage our distribution network to maximize our local market penetration and sales opportunities, and we regularly review performance and terminate distributors who underperform. We augment our distribution network with sales and sales support personnel who undergo intensive training to allow them to answer product-specific questions and proactively educate potential customers about the features and benefits of our products. Our customer support and sales support personnel provide training to our distributors and end-users. In addition, our customer service center, located in Shenzhen, China, is currently staffed with more than 50 representatives who assist our customers with technical support and repair. Each local sales office is also staffed with engineers whose primary responsibility is to provide prompt and reliable maintenance and repair services. Our strong after-sale customer support enables us to develop and maintain customer trust and loyalty.

Established and expanding international distribution and sales network
      Our international sales and distribution network consists of more than 800 distributors and 90 sales personnel, which enables us to efficiently penetrate new markets with relatively low up-front costs. We also have international sales and service offices located in Boston, Istanbul, London and Vancouver. This international network differentiates us from our domestic competitors, who have not expanded into international markets to the extent that we have. Through our international distribution network, we are increasing market share and establishing brand awareness in several international markets, particularly in Europe and Asia, with sales in more than 135 countries. We also have established ODM relationships with selected international medical device companies, leveraging their existing market presence by designing and selling systems that they resell under their brands. Our international net revenues grew from RMB113.5 million in 2003 to RMB451.6 million (US$57.1 million) in 2005, representing a compounded annual growth rate of 99.5%. In the nine months ended September 30, 2006, our international net revenue reached RMB484.0 million (US$61.2 million), up from RMB305.2 million in the same period in 2005.

Proven research and development capabilities
      Our leading medical device research and development infrastructure in China includes a research and development team of more than 600 engineers. We increased our investment in research and development activities from 8.6% of net revenues in 2003 to 9.9% of net revenues in the nine months ended September 30, 2006. We believe our current research and development spending, as a percentage of net revenues, is comparable to many of our larger global competitors and greater than many of our China-based competitors. Since 2003, we have launched more than 30 new products across our three primary business segments, most of which have a CE mark and eight of which have received FDA clearance. For example, in 2003, we launched our BS-300 biochemistry analyzer, the first product in the field whose intellectual property in China is owned entirely by a Chinese company. Also, we introduced our first five-part hematology analyzer, our first color Doppler ultrasound imaging system, our high-end Beneview line of patient monitoring devices, and our first anesthesia machines in 2006, which expanded our offerings into higher growth product categories. In addition to developing new products, our research and development efforts focus on improving our manufacturing processes, allowing us to more quickly develop and introduce new products.

Efficient vertically integrated operating model
      We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. Our research and development team and our manufacturing department work closely together to optimize manufacturing processes and develop commercially viable products. In addition, they incorporate regular feedback from our sales and marketing personnel, enabling us to timely and cost-effectively introduce products tailored to end-user needs. We believe our integrated approach allows us to:

•	lower material and component costs through the use of common components and materials within and across business segments;

•	lower production costs and dependency on key suppliers through the use of in-house manufactured components; and

•	reduce capital expenditures, create a more efficient workflow and improve our quality control through the use of common manufacturing and assembly practices within and across business segments.
Our Strategies
      Our objective is to strengthen our position as a leader in developing, manufacturing and marketing medical devices in China and to become a leader in selected international markets. We intend to achieve our objective by implementing the following strategies:

Increase our market share in China’s medical device market
      We continually seek to expand our share of the rapidly growing medical device market in China. We plan to capitalize on the anticipated market growth by leveraging our significant local industry expertise, strong brand recognition, broad customer base, and established distribution network. In addition, we are developing and will be introducing more advanced products in China across our business segments. Furthermore, we are planning to build a new research and development and manufacturing facility in Nanjing, expected to be operational in 2009. We also intend to add direct sales personnel, expand our distribution network and increase our marketing activities. For example, through each of our 29 offices in China, we are actively seeking to increase the number of distributors carrying our products. In addition, we intend to continue to actively manage our distribution network, annually reviewing the performance of each of our distributors for potential improvement. Also, we plan to increase our participation at industry exhibitions.

Enhance our market position and brand recognition in existing and new international markets
      We plan to grow our international business by further penetrating our existing international markets and entering into new international markets. In some of the markets where we currently sell our products through distributors, which are primarily located in other regions of Asia and in Europe, we will enhance our presence by opening local sales and service offices. For example, we intend to open sales and service offices in Brazil, Europe, India, Mexico and Russia in 2007. We believe these offices will enable to us to more easily and effectively increase our penetration and brand recognition in these markets. We also intend to enter new international markets by cultivating new distributor relationships in selected regions. Moreover, we expect to continue seeking additional regulatory approvals to facilitate the sale of our products in particular international markets, such as our patient monitors and ultrasound imaging systems in the United States. In addition, we expect to expand the line of reagents that we offer internationally.

Expand the scope of our current product offerings and introduce new product lines
      We intend to continue broadening our customer base by expanding the scope of our current product offerings and introducing new product lines. In particular, we focus our new product lines on the mid-tier of our target markets, which allows us to effectively establish our brand, provides us flexibility for future growth and offers us new revenue streams. For example, our first color Doppler ultrasound imaging system, launched in September 2006, is a mid-tier stationary device with a wide range of applications. Once we establish a mid-tier product, we utilize our extensive research and development capabilities, coupled with our strong brand and leading market share, to develop and introduce new products for larger hospitals. In addition, we take advantage of our low-cost, vertically integrated operating model to develop modified products at competitive prices for smaller hospitals and clinics. For example, in 2007 we plan to introduce a lower-tier version of our color Doppler ultrasound imaging system with basic features targeted at smaller hospitals in the PRC. As we introduce new products across all of our product lines, we continue to focus on developing products that enable us to further penetrate the higher- and lower-end customer base. For instance, in 2007, we plan to introduce higher- and lower-tier models of our BS-300 biochemistry analyzer.

Maintain our disciplined cost focus
      We plan to maintain our disciplined cost focus and will seek to further improve our cost structure. In particular, our research and development team will continue to work with our manufacturing team to optimize our design and manufacturing processes to improve our margins and competitive cost advantages. We also intend to continue to increase our use of common components and materials within and across business segments to lower material and component costs. As our sales volumes increase, thereby increasing raw material and component purchases, we intend to leverage our purchasing power to reduce purchasing costs. Moreover, as we build economies of scale in manufacturing, we anticipate moving in-house additional product components that we currently strategically outsource, which could further increase our operational efficiencies.
Our Products
      We have three primary business segments — patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems — and produce a range of more than 40 medical devices across these business segments. Sales of patient monitoring devices, diagnostic laboratory instruments and ultrasounds imaging systems accounted for 40.0%, 29.6% and 29.0%, respectively, of our net segment revenues in the nine months ended September 30, 2006.
      Over the past three years, we have significantly expanded our geographic scope and increased the percentage of our revenues generated by international sales. Our products have been sold in more than 135 countries, and international sales grew from 24.7% of our net revenues in 2003 to 46.6% of our net revenues during the nine months ended September 30, 2006.
      All of our products have received SFDA approval, as applicable, in China. To facilitate international sales, the majority of our products have a CE mark, which certifies full compliance with the Medical Device Directives of the European Union, thus enabling our products to be marketed in any member state of the European Union. Most of our products also have a TUV mark, which is widely recognized in the European Union. The TUV mark demonstrates that not only has a representative sample of the product been evaluated, tested and approved for safety, but also that the production line has been inspected on an annual basis. In addition, we applied for and received 510(K) clearance from the FDA for our PM-8000 patient monitoring devices and our DP-9900, DP-6600 and DC-6 ultrasound imaging systems. We began selling these products in the United States in July 2005 and September 2005, respectively. We have also received 510(K) clearance from the FDA for four of our patient monitors. 510(K) clearance from the FDA is required to market any of the medical devices in our current product portfolio in the United States.
      The chart below provides selected summary information about our key products under each business segment:

Clearances/
Business Segment	Key Products	Description	Marks

Patient Monitoring Devices	PM-8000 Series	8.4” color display with 8 waveforms; arrhythmia analysis; pacemaker detection; built-in recorder; networkable, 96-hour graphic and tabular parameter trends; portable	CE, TUV, FDA
	PM-9000 Series	Same as above, but uses a 10.4” or 12.1” color display	CE, TUV, FDA (PM-9000 Express only)
Diagnostic Laboratory Instruments	BC-2800	Hematology analyzer; 3-part differential; 19 parameters; fully-automated; automatic diluting, lyzing, mixing, rinsing and clog clearing of samples; storage for 10,000 samples; built-in thermal recorder; up to 30 samples per hour; color display	CE, TUV
	BC-3000 Series	Same as above, except storage for 20,000 samples; up to 60 samples per hour	CE, TUV
	BS-300	Biochemistry analyzer; fully-automated; automatic probe cleaning, liquid level detection, collision protection and dilution; up to 50 on-board chemistries; three independent probes; refrigerated reagent compartment	CE, TUV
Ultrasound Imaging Systems	DP-8800 Series	Stationary (with roll-cart); multi-purpose — abdomen, urology, gynecology, obstetrics, small parts, orthopedics; 14” monitor, multi-language interface; digital imaging	CE, TUV
	DP-9900 Series	Same as DP-8800, plus tissue harmonic imaging and tissue specialty imaging	FDA, CE, TUV (DP-9900 only)
	DP-6600	Portable; multi-purpose; 10” monitor; digital imaging	FDA, CE, TUV

      The chart below provides selected summary information about certain products we have introduced since September 2006:

Clearances/
Business Segment	Products	Description	Marks

Patient Monitoring Devices	Beneview T8/T6	High-end patient monitoring device; up to three independent displays on a 17” color display; 8 waveform displays; 13 module slots for flexible configuration; built-in recorder; networkable, 120-hour graphic and tabular parameter trends; portable	CE, TUV
	WATO EX-50/60	Anesthesia machine; dual-flow tubes for oxygen and nitrogen dioxide and air; selectable ventilation modes; automatic volume compensation; built-in carbon dioxide measurement; 8.4” color screen
Diagnostic Laboratory Instruments	BC-5500	Hematology analyzer; five-part differential; 27 parameters; fully-automated; automatic diluting, lyzing, mixing, rinsing and clog clearing of samples; storage for 40,000 samples; up to 80 samples per hour; color touch screen	CE, TUV
Ultrasound Imaging Systems	DC-6	Stationary (with roll-cart); multi-purpose — abdomen, urology, gynecology, cardiology, obstetrics, small parts, orthopedics; color monitor, multi-language interface; digital imaging; DVD recorder	FDA, CE, TUV

      The chart below provides selected summary information about some of the products that we intend to introduce within the next 12 months:

Business Segment	Products	Description

Patient Monitoring Devices	Beneview T5/T3	Lower-end versions of our Beneview T8 patient monitoring devices
Diagnostic Laboratory Instruments	BC-5300	Lower-end version of our BC-5500 five-part hematology analyzer
	BS-400	Higher-end version of our BS-300 biochemistry analyzer
	BS-100	Lower-end version of our BS-200 biochemistry analyzer
Ultrasound Imaging Systems	DC-3	Lower-end version of our DC-6 color Doppler ultrasound imaging system
	M-5	Our first portable color Doppler ultrasound imaging system

Patient Monitoring Devices
      Our patient monitoring devices track the physiological parameters of patients, such as heart rate, blood pressure, respiration and temperature. We offer more than 15 different patient monitoring devices that are suitable for adult, pediatric and neonatal patients and are used principally in hospital intensive care units, operating rooms and emergency rooms. Our product line offers customers a broad range of functionality, such as single- and multiple-parameter monitors, stationary and portable multifunction monitors, central stations that can collect and display multiple patient data on a single screen, and an electro-cardiogram monitoring device. In the nine months ended September 30, 2006, our PM-9000 series and PM-8000 series multi-parameter patient monitor accounted for 42.2% of our patient monitoring device segment revenues. Our multi-parameter monitoring devices can be networked, allowing hospitals to remotely gather patient data from patient rooms and centralize that data in a single location. Our patient monitoring devices also have built-in recorders and have batteries for portability in most models, as well as power backup in the event of power failure in stationary models. We also offer a line of veterinary monitoring devices.
      Sales of our patient monitoring devices accounted for 63.5%, 54.9%, 47.8% and 40.0% of our net segment revenues in 2003, 2004, 2005 and in the nine months ended September 30, 2006, respectively. According to Frost & Sullivan, in 2003, the most recent year for which data is available, we had the leading market share by units sold, and the second leading market share by revenue, for the sale of patient monitoring devices in China. Since 1992, we have sold patient monitors to more than 14,800 hospitals, clinics and other healthcare facilities in China.
      To maintain and expand our domestic market leadership position and international revenue growth for our patient monitoring devices, we recently introduced our high-end Beneview line of patient monitoring devices, which are capable of tracking between 16 and 20 physiological parameters. In addition, we recently introduced our first anesthesia machines. We have received 510(K) clearance for our PM-8000 and PM-9000 Express. We have also received 510(K) clearance from the FDA for several of our patient monitoring devices that we believe have significant market potential in the United States.

Diagnostic Laboratory Instruments
      Our diagnostic laboratory instruments provide data and analysis on blood, urine and other bodily fluid samples for clinical diagnosis and treatment. We offer a range of semi-automated and fully-automated diagnostic laboratory instruments for laboratories, clinics and hospitals to perform analysis to detect and quantify various substances in the patient samples. Our current product portfolio consists of more than ten diagnostic laboratory instruments in two primary product categories: hematology analyzers and biochemistry analyzers. We also offer reagents for use with our diagnostic laboratory instruments, and a microplate reader and microplate washer. A microplate is a plastic consumable used in diagnostic testing; it contains 96 wells where reagents are dispensed to react with patient samples. Sales of our diagnostic laboratory instruments, including sales of reagents, accounted for 26.4%, 26.0%, 25.3% and 29.6% of our net segment revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.
      A reagent is a substance used in the chemical reactions analyzed by our diagnostic laboratory instruments. This ongoing consumption and resulting need to order additional reagents creates a recurring revenue stream for us. In particular, our customers are generally required under the terms of our product warranties to use our reagents. Our hematology analyzers are compatible only with our reagents. Our biochemistry analyzers are compatible with other companies’ reagents, but use of other companies’ reagents by PRC customers voids our product warranty. We also offer reagents that can be used in diagnostic laboratory instruments produced by other international and China-based manufacturers. Reagent sales accounted for 13.0%, 11.1%, 11.2% and 10.4% of our diagnostic laboratory segment revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.
      Hematology analyzers. Our hematology analyzers test blood samples to detect abnormalities or foreign substances. For example, our hematology analyzers can be used to detect blood diseases, such as anemia, and to screen to differentiate between illness caused by viruses from those caused by bacteria. In 1998, we became the first manufacturer of semi-automated hematology analyzers in China. We currently offer semi-automated and fully-automated three-part differential analyzers and fully-automated five-part differential analyzers (analyzers of three or five different types of white blood cells) with the ability to analyze a broad range of parameters through the use of reagents. We also offer 27 reagents for use with our hematology analyzers, and intend to expand our line of reagents. Our two top-selling hematology analyzers in terms of revenues in the nine months ended September 30, 2006, the BC-2800 and BC-3000, utilize color LCD screens, can process 30 to 60 samples per hour and can store 10,000 to 20,000 patient results.
      Biochemistry analyzers. Our biochemistry analyzers measure the concentration or activity of substances such as enzymes, proteins and substrates. These analyzers may also be used as therapeutic drug monitors or to check for drug abuse. We also offer 39 reagents for use with our biochemistry analyzer. Our leading biochemistry analyzer, the BS-300 automated analyzer, which accounted for 25.3% of our diagnostic laboratory instruments segment revenues in 2005, can hold up to 60 samples at a time with up to 50 reagents, allowing for up to 300 tests per hour.
      We introduced our BS-200 fully-automated biochemistry analyzer in the first half of 2006. The BS-200 analyzer fills a gap between our introductory level biochemistry analyzer and our top-end BS-300 biochemistry analyzer. In the first half of 2007, we plan on introducing the BS-400, our high-end fully-automated biochemistry analyzer, which will help us further expand our potential customer base and increase our installed based of biochemistry analyzers that use our line of reagents, creating a larger source of recurring revenues.

Ultrasound Imaging Systems
      Our ultrasound imaging systems use computer-managed sound waves to produce real time images of anatomical movement and blood flow. Ultrasound imaging systems are commonly employed in medical fields such as urology, gynecology, obstetrics and cardiology. We currently sell more than ten portable and stationary grayscale ultrasound imaging systems, and offer a broad range of transducers to enhance the adaptability of these systems for a variety of applications. The ultrasound imaging system produced for our ODM customer was the leading ultrasound imaging system by revenues in both 2004 and 2005. We believe this variety and adaptability increases customer appeal and broadens our potential client base. In 2005, our leading ultrasound imaging system under our own brand name by revenues was the stationary DP-9900, an advanced ultrasound imaging system that has received FDA 510(K) clearance that accounted for 19.8% of our 2005 ultrasound imaging system segment revenues. Sales of our ultrasound imaging systems accounted for 8.2%, 17.0%, 25.5% and 29.0% of our net revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.
      We recently introduced our first color Doppler ultrasound imaging system, the DC-6, which has received FDA 510(K) clearance. With color ultrasound systems estimated by Frost & Sullivan to have accounted for 58.3% of the ultrasound imaging market in China in 2004 by revenues, we believe this product has the potential to substantially broaden our market reach to large-sized hospitals in China and make us more competitive in international markets. We have submitted or anticipate seeking 510(K) clearance for other ultrasound imaging systems that we believe have significant market potential in the United States.
Distribution, Direct Sales and Marketing
      Our nationwide distribution and sales network in China consists of more than 1,800 distributors and approximately 650 sales and sales support personnel located in 29 offices in almost every province in China. Our international distribution and sales network consists of more than 800 distributors and 90 sales personnel covering more than 135 countries. Our distribution network broadens our customer reach and enhances our ability to further penetrate the market in China and internationally within a short period of time. We grant the majority of our distributors in China and a significant percentage of our international distributors an exclusive right to sell a particular product or set of products within a specified territory or country. We actively manage our distribution network, regularly reviewing distributor performance and terminating distributors due to underperformance. Our distribution agreements are typically negotiated and renewed on an annual basis. Sales generated by our largest distributor in China and in overseas markets accounted for 1.1% and 1.2% of our net revenues in 2005, respectively. None of our distributors accounted for more than 2.0% of our net revenues in each of the past three years or in the nine months ended September 30, 2006.

Distribution
      Exclusive distributors. We have more than 660 exclusive distributors in China and more than 100 exclusive distributors internationally. Exclusive distributors have the exclusive right to sell one or more of our products in a defined territory. In a given territory we may have several exclusive distributors selling different products on an exclusive basis. We often select exclusive distributors from our pool of non-exclusive distributors based on their prior sales performance for us. We also make selections based on factors such as sales experience, knowledge of medical equipment, contacts in the medical community, reputation and market coverage. Our exclusive distribution agreements typically have one-year terms with specified revenue and unit sales targets. If a distributor does not reach specified targets during the year, we typically have the right to terminate the agreement early.
      Prior to shipment, our exclusive domestic distributors pay between 70% and 100% of the purchase price, while our international distributors pay the entire purchase price or provide a letter of credit for the products they order. Any balance due is generally payable in full within 30 days of product acceptance. We do not allow any distributor to accumulate more than 5% of their annual target sales in receivables due. To those distributors who both meet their sales targets and pay their receivables within the 30 day terms, we provide a predetermined number of free products. Over the last three years, we have not recognized any significant losses relating to payment terms provided to our distributors.
      As we expand our international sales to distributors in developed countries, we sometimes provide credit terms to qualified distributors that we believe are consistent with prevailing market practices in their distribution areas.
      Non-exclusive distributors. We have more than 1,100 non-exclusive distributors in China and more than 700 non-exclusive distributors internationally. Typically when we want to introduce a new product or enter a new territory with an exclusive distributor, the competition between non-exclusive distributors allows us to identify the most successful distributors over a limited period of time. We will then grant exclusive distribution rights based on their competitive performance.
      Performance review. We actively manage our distribution networks, regularly reviewing distributor performance and terminating distributors due to underperformance to maximize our penetration of target markets and our sales opportunities. For distributors who meet or exceed our sales targets, we provide incentives in the form of free products. We believe we have established a relatively stable domestic distributor network. Since 2003, we have annually retained more than 80% of our top 50 distributors based on the annual sales from the prior year. Moreover, we believe that, due to our strong brand and product offerings, distributorships for our products are highly sought after in China. In most cases, if we decide not to renew a distributor’s contract, we seek to replace that distributor with a new distributor. In some cases, we redefine the exclusive territory and product or products that the non-renewed distributor had in place if we believe doing so will increase our market penetration or sales.

Direct Sales
      We retain the right to sell directly to major hospitals in China, which we typically specify by name in the relevant distribution agreements for a given territory. In addition, we sell directly to provincial level government health bureaus by participating in competitive bidding and tenders run by state-owned bidding agents to procure large volume purchase contracts. We also retain the right to sell directly in several of our international markets.
      When we make direct sales to hospitals or provincial level medical equipment purchasing agents, we enter into a binding contract for each sale. The payment terms for these contracts vary widely and are dictated by non-negotiable, standard government bidding contracts, which often provide for a smaller percentage of the total purchase price paid at the time of delivery. For example, under some direct sales contracts, we receive 30% of the total purchase price at the time of delivery, 60% of the purchase price over the next nine months and the final 10% on the anniversary of the sale. Domestic direct sales to hospitals and government agency customers accounted for 14.1%, 14.9%, 18.4% and 18.9% of our net domestic revenues, in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively. In addition, domestic direct sales to OEM customers accounted for 10.4%, 8.9%, 5.4% and 0.4% of our net domestic revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.

Marketing
      Since we sell our products primarily to distributors, we generally do not conduct broad-based marketing. Instead, we focus our marketing on establishing business relationships and growing our brand recognition, which primarily involves attending and sponsoring exhibitions and seminars pertaining to our product offerings. In 2006, we attended or sponsored more than 550 medical exhibitions and seminars. Furthermore, we conduct on-site demonstrations of our products at hospitals on a regular basis, and often offer new customers one of our products at a discounted rate. We also advertise in industry publications that cater to distributors of medical devices, industry experts or doctors.

Customers
      We have three categories of customers: distributors, ODM and OEM customers, and hospitals and government agencies to whom we sell directly. Our customer base is widely dispersed on both a geographic and revenues basis. Our largest customer in each of the past three years and the nine months ended September 30, 2006 was an ODM customer that accounted for 4.0%, 7.3%, 6.2%, and 1.4% of our net revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively. Our ten largest customers based on net revenues collectively accounted for 17.7%, 23.4%, 18.0%, and 5.7% of our net revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.
      Our distributors. Sales to our distributors make up the substantial majority of our revenues, both on a segment by segment basis and in the aggregate. Our distributors accounted for 71.0%, 66.8%, 71.0%, and 85.5% of our net revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively. We have more than 1,800 distributors in China and more than 800 additional distributors internationally, and our international distributors have sold our products into more than 135 countries.
      ODM and OEM customers. We manufacture patient monitors and ultrasound imaging systems for ODM clients based on our own designs and employing our own intellectual property. Our ODM customers sell these products to end-users under their own brand. Although ODM products’ gross margins tend to be lower than those of our own branded products, ODM products provide us with an additional source of income generally generated through bulk orders. Our ODM customers pay us a fee to help offset the research and development costs of developing the technologies associated with the ODM products they purchase from us. Furthermore, ODM customer demand for our products further validates their quality. In the nine months ended September 30, 2006, approximately 97.8% of our ODM products were sold to end-users outside of China. ODM clients accounted for 6.3% 12.3%, 9.7% and 2.9% of our net revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively. We do not intend to actively seek new ODM customers, as our growth strategy is focused on new products sold under our own brand. However, we may opportunistically add additional ODM customers if we believe it provides a valuable strategic opportunity.
      We also sell products on an OEM basis for domestic and international medical equipment companies based on their product designs. In 2003, we had several OEM customers whose total purchases accounted for 10.5% of our net revenues. Following our strategic decision to deemphasize OEM customers and focus on strengthening our brand recognition, no single OEM customer accounted for more than 2% of our net revenues in 2005. OEM customers accounted for 10.5%, 9.0%, 7.7% and 1.4% of our net revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.
      Hospital and government agency customers. Our hospital and government agency customers primarily include hospitals, as well as provincial level public health bureaus and population and family planning bureaus. These customers typically place large volume orders that are awarded based on bids submitted by competing medical equipment companies through a state-owned bidding agent. In some cases, they do not engage a bidding agent to solicit competitive bids from several vendors, and we are allowed to negotiate directly with these customers. Hospital and government agency customers accounted for 10.6%, 9.8%, 10.7% and 10.2% of our total net revenues in 2003, 2004, 2005 and the nine months ended September 30, 2006, respectively.
Customer Support and Service
      We believe that we have the largest customer support and service team for medical devices in China, with more than 150 employees located in our headquarters in Shenzhen and our 29 offices in China. This enables us to provide domestic training, technical support, and warranty, maintenance and repair services to end-users of our products, as well as distributor support and service.
      End-User Support and Service. Our support and service staff includes more than 120 people with the capability to provide training to end-users of our products. In 2006, we conducted more than 260 training sessions in hospitals throughout China and another 80 training sessions at our headquarters in Shenzhen and our 29 offices in China. We also maintain a 24-hour customer service center in Shenzhen for technical support and repair. We staff this customer service center primarily with senior technical support engineers to provide preliminary support. Our technical support engineers attempt to quickly identify whether the issue can be resolved over the telephone or if it will require a visit to the customer’s premises. In some cases our senior technical engineers provide on-site operating guidance and repair. We periodically review customer calls to ensure that any issues raised by our customers are resolved to their satisfaction. For support issues that require a site visit or for maintenance and repair requests, we have maintenance and repair personnel as well as maintain a supply of parts and components at our China offices. We believe our ability to promptly deliver most commonly needed parts locally allows us to provide on-site customer service more efficiently than many of our competitors. We believe our domestic support and service capabilities give us a significant advantage over our competitors, as they enable us to respond timely to requests for support, maintenance, and repair. This creates and reinforces positive impressions of our brand.
      Distributor Support and Service. In addition to ensuring that our brand is associated with high quality products and responsive service, our customer support and service employees work with our distributors in a wide range of areas to help them become more effective. In particular, we can assist our distributors in establishing a series of best practices in their approach to sales and marketing management, helping them identify market opportunities, and providing feedback on their sales performance and customer relations.
      We also provide our distributors with technical support, including training in the basic technologies of the products they sell, participating in presentations to potential customers, and assisting in preparing bidding documents for large volume purchase contracts awarded through competitive bidding and tenders. By working closely with our domestic distributors, our customer support and service employees are able to provide us valuable insights into the operations of each local distributor, which helps us ensure that each distributor is able to operate effectively for us.
      International Sales and Support. In our international markets, we rely on our distributors to provide after-sales services. We provide technical support and training to our international distributors on an ongoing basis. When we conduct our training and technical support trips to the locations of our international distributors, we also take the opportunity to meet with a sample of end-users in that market to gather feedback on our products as well as market information such as levels of satisfaction, price information and specific functions desired from end-users serviced by our distributors.
      We currently have international sales and service offices located in Boston, Istanbul, London and Vancouver, and we plan on opening additional offices in Brazil, Europe, India, Mexico and Russia in 2007. As our international markets mature, we will consider adding additional offices to assist with sales and support.
Research and Development
      Our success to date has in part resulted from our strong research and development capabilities, which allow us to regularly introduce new and more advanced products at competitive prices within a shorter period of time. We increased our investment in research and development as a percentage of net revenues from 8.6% in 2003, to 9.8% in 2005 and to 9.9% in the nine months ended September 30, 2006. We believe our current spending level, as a percentage of net revenues, is comparable to many of our international competitors and greater than most of our domestic competitors. Our research and development team consists of more than 600 engineers, representing more than one-fifth of our employees worldwide.
      As the average cost of a research and development engineer in China is significantly lower than in the United States or Western Europe, we have been able to build a research and development team that we believe is much larger, as a percentage of total employees, than most of our international competitors, and the largest of any domestic manufacturer of medical devices in China. Due to our strong brand reputation we have been able to recruit a strong research and development team.
      We employ project selection procedures that focus on projects that we believe are commercially feasible, can generate significant revenue and can be introduced into the market in the near-term. We seek to develop only those products that we believe can provide us with an average gross margin of at least 50% over their life cycles. Prior to developing a product improvement or new product, we consult with our sales and service representatives and review end-user feedback to assist us in better identifying the changing needs and demands of medical service providers. We also engage outside consultants to assist us in identifying trends in the medical device market. We believe this increases the likelihood of developing commercially viable products. Once we identify a product opportunity, our sales and service, research and development, and manufacturing teams work closely together to determine potential market demand for a product and how it fits with our current design and manufacturing capabilities. We organize regular meetings in which our sales and service, research and development, and manufacturing teams review progress and, if necessary, adjust the emphases of our research and development projects.
      If we deem a new product to be commercially feasible, our research and development team will work closely with our manufacturing team to move production forward. This integrated approach allows us to identify potential difficulties in commercializing our product or product improvement. Furthermore, it also enables us to make adjustments as necessary and develop cost-efficient manufacturing processes prior to mass production. We believe these abilities can significantly shorten the time it takes to launch a commercialized product. In the last three years, we have developed and brought to market more than 30 new products that appeal to a wide range of end-users.
      In addition to new product development and improvements to existing products, our research and development team focuses on manufacturing and assembly process improvements to control and improve costs. See “— Manufacturing and Assembly”.
      We maintain a research and development center in Beijing, which we operate through our subsidiary Beijing Mindray. The location of our research and development center in Beijing allows us to compete for skilled research and development technicians and managers who would otherwise be unavailable in our Shenzhen research and development facilities. In addition, we recently opened a small research and development office in Seattle, Washington, to focus on more advanced medical device technologies, and intend to further expand our research and development capabilities by developing an additional research and development facility in Nanjing. See “Prospectus Summary — Recent Developments”.
Manufacturing and Assembly
      We currently manufacture, assemble and test our products at our ISO 9001, EN46001 and ISO 13485 certified 280,000 square foot manufacturing and assembly facility in Shenzhen, China, located approximately three miles from our corporate headquarters. This facility includes a mechanical workshop, a transducer laboratory, an electronics workshop and a surface mount technology workshop where we assemble printed circuit boards for our products. We intend to expand our manufacturing capabilities by moving research and development personnel from this facility to the expanded headquarters facility currently under construction and by developing a new research and development and manufacturing facility in Nanjing.
      As part of our overall strategy to lower production costs through our vertically integrated operating model, we have made substantial investments in our in-house manufacturing infrastructure to complement our research and development and product design activities. In particular, we seek to achieve the following objectives:

•	Increase use of common resources within and across products. By identifying resources that can be commonly applied within and across products, we are able to purchase raw materials and components in greater quantities, which often results in reduced material and component costs. As we improve existing products and develop new products, we look to carry over common resources. The new or improved product can leverage the lower costs already in place because of our volume purchases. In addition, the resulting increased purchases of common resources could further reduce their costs, benefiting multiple products.

•	Increase use of in-house manufactured components. To better optimize the benefit of our use of common resources across business segments and increasing sales levels, we produce the majority of the components that go into our products. As we continue to refine our use of common resources and grow our revenues, we anticipate creating additional economies of scale, allowing us to move additional component production in-house, thereby lowering our production costs.

•	Increase use of common manufacturing and assembly practices within and across business segments. We continually seek to identify common manufacturing and assembly practices both within and across business segments. By identifying common manufacturing and assembly practices for new products, we seek to reduce capital outlays for new manufacturing equipment. This also allows us to spread our manufacturing team across fewer manufacturing and assembly stations, creating a streamlined manufacturing and assembly workflow. We believe this increases employee efficiency, with employees required to learn to manufacture or assemble fewer components, and reduces our training costs.

      We believe that by increasingly using common resources, manufacturing components in-house and using common manufacturing and assembly practices, we will be able to maintain or improve our competitive cost structure.
      Our manufacturing strategy also incorporates strategic outsourcing. In particular, we outsource components that we believe can more efficiently and cost-effectively be produced by third party providers. Major outsourced components include integrated circuits, electronic components, raw materials and chemicals for reagents, and valves. Other components outsourced in the manufacturing process include various types of other electrical and plastic parts that are generally readily available in sufficient quantities from our local suppliers.
      To minimize our reliance on any one supplier, we seek to have at least two suppliers for each component when possible. We purchase components for our products from approximately 300 suppliers, most of whom have long-term business relationships with us. No single supplier accounted for more than 5% of our supply purchases in 2005 or in the nine months ended September 30, 2006. Since we have multiple suppliers for most of our components, we believe it is beneficial not to have long-term supply contracts with our suppliers; accordingly we generally enter into annual contracts. In particular, having the ability to negotiate price reductions on a periodic basis has allowed us to reduce our component costs and to maintain our profit margins.
      Our manufacturing and sales teams monitor a rolling four-month forecast of demand for specific products, which they use to estimate future orders. For our domestic market projections, each of our 29 sales and service offices monitors the inventory levels of distributors in their territory, the annual budget of hospitals within their territory, and anticipated government tenders for the upcoming four months. For our international market projections, our sales and service team monitors new orders placed and communicates regularly with our international distributors to survey their predictions of demand in their territories for the upcoming four months. Our forecasting team collects this data from our distributors on an ongoing basis and aggregates the data each week into preliminary forecast data. The rolling four-month forecast is updated every month based on the prior four weeks of preliminary forecast data.
      Our procurement team uses the rolling four-month forecast to predict our requirements for raw materials components and to classify necessary purchases according to inventory risks and costs associated with the raw materials and components needed. For raw materials or components that are sourced from a single supplier, we typically maintain between four and twelve month’s worth of inventory. For ordinary raw materials and components, we typically maintain 30 days of inventory. For high cost components with high rates of turnover we typically maintain 15 days of inventory. For components available on just-in-time basis, we typically maintain only a few days of inventory. Inventory data is supplied to our research and development team, which considers the degree to which a proposed new product would require sole source and high cost components and evaluates the associated inventory costs and backup strategy costs when evaluating proposed new products.
      We have our own independent quality control system, and devote significant attention to quality control for the designing, manufacturing, assembly, and testing of our products. In particular, we have established a quality control system in accordance with SFDA regulations. In addition, we obtained ISO 9001 certification from TUV in 1995, becoming the first medical equipment manufacturer in China to obtain such certification.

We have also received international certifications for various products including FDA approvals, Canadian Medical Device Licenses, CE marks, the ISO 13485 certification and the Beijing Hua Guang Certification. We inspect components prior to assembly, and inspect and test our products during and after their manufacture and assembly.
      Each of our products is typically sold with a 12-month warranty against technical defects. If necessary, we will exchange a defective product. However, we do not accept any returns for a refund of the purchase price. During the last five years, we have experienced a limited number of warranty claims on our products. The costs associated with our warranty claims have historically been low though we do accrue a liability for potential warranty costs at the time of sale based on historical default rates and estimated associated costs.
Intellectual Property
      We believe we have developed a substantial portfolio of intellectual property rights in China to protect the technologies, inventions and improvements that we believe are significant to our business in China. As of December 31, 2006, we had received a over 130 issued patents in China, including 12 invention patents, 41 utility model patents and 79 design patents, and had over 220 patent applications pending in China and more than 65 patent applications pending in the United States. Moreover, we possess proprietary technology and know-how in manufacturing processes, design, and engineering. We plan to expand our portfolio of intellectual property rights in overseas markets as we increase our sales in those markets.
      We have not filed for patent protection in Europe or Asian countries other than China based on our assessment of risks of third party infringement of our intellectual property in those markets and the costs of obtaining patent protection there. In general, while we seek patent protection for our proprietary technologies in major markets such as China and the United States, we do not rely solely on our patents to maintain our competitive position, and we believe that development of new products and improvements of existing products at competitive costs has been and will continue to be important to maintaining our competitive position. We plan to expand our patent portfolio to include European and Asian countries in addition to China, and will continue to evaluate our patent filing decisions on cost/benefit analysis. In order to protect our other types of intellectual property rights, we have filed for trademark protection for our brand name “Mindray” and associated logos in European and Asian countries in which we market our products, and will continue to follow our brand management policy to build brand name recognitions in “Mindray” and associated marks in these countries. See “Risk Factors — Unauthorized use of our brand name by third parties, and the expenses in developing and preserving the value of our brand name, may adversely affect our business”.
      Our success in the medical equipment industry depends in substantial part on effective management of both intellectual property assets and infringement risks. In particular, we must be able to protect our own intellectual property as well as minimize the risk that any of our products infringes on the intellectual property rights of others.
      In 2000, we implemented and continue to follow a procedure under which product development teams are required to conduct a patent clearance search (i.e., freedom-to-operate search) for each product at the beginning of the product development process. The scope of the search includes patents in China, the United States and Europe. Typically, our research and development engineers conduct this search with guidance and oversight from our in-house patent team. The conclusion and analysis of the patent search is summarized in a patent search report, and the product development project is approved only if the conclusion is that the proposed product would not infringe any third party intellectual property uncovered in the search. We believe that the risk of infringing third party intellectual properties can be effectively reduced by our vigorous adherence to these procedures. To date, we have not been sued on the basis of, nor have we received any notification from third parties that claim, our alleged infringement on their intellectual property. However, due to the complex nature of medical equipment technology patents and the uncertainty in construing the scope of these patents, as well as the limitations inherent in freedom-to-operate searches, the risk of infringing on third party intellectual properties cannot be eliminated. See “Risk Factors — Risks Relating to Our Business and Industry — We may be exposed to intellectual property infringement and other claims by third parties which, if successful, could disrupt our business and have a material adverse effect on our consolidated financial condition and results of operations”.
      We enter into agreements with all our employees involved in research and development, under which all intellectual property during their employment belongs to us, and they waive all relevant rights or claims to such intellectual property. All our employees involved in research and development are also bound by a confidentiality obligation, and have agreed to disclose and assign to us all inventions conceived by them during their term of employment. Despite measures we take to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or our proprietary technology or to obtain and use information that we regard as proprietary. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to protect our intellectual property rights, it could harm our business and competitive position”.
      We have no material license arrangements with any third party. We often purchase components that incorporate the supplier’s intellectual property, especially with respect to components with advanced technologies that we are currently not capable of producing ourselves.
      We believe that we have successfully established our brand in China. We have registered trademarks in China for the Mindray name and logo used on our own-brand products. As part of our overall strategy to protect and enhance the value of our brand, we actively enforce our registered trademarks against any unauthorized use by a third party. In a court case last year where we brought suit against another medical device company for its unauthorized use of the “Mindray” name, the court determined our Mindray trademark to be a “well-known mark”. Since well-known marks in China enjoy stronger protections than the other marks without such designation, this court ruling helps strengthen our ability to protect the value of our brand in China.
Competition
      The medical equipment and healthcare industries are characterized by rapid product development, technological advances, intense competition and a strong emphasis on proprietary products. Across all product lines and product tiers, we face direct competition both domestically in China and internationally. We compete based on factors such as price, value, customer support, brand recognition, reputation, and product functionality, reliability and compatibility.
      For domestic sales, our competitors include publicly traded and privately held multinational companies and domestic Chinese companies. We believe that we can continue to compete successfully in China because our established domestic distribution network and customer support and service network allows us significantly better access to China’s small- and medium-sized hospitals. In addition, our strong investment in research and development, coupled with our low-cost operating model, allows us to compete effectively for our sales to large-sized hospitals.
      In international markets, our competitors include publicly traded and privately held multinational companies. These companies typically focus on the premium segments of the market. We believe we can successfully penetrate certain international markets by offering products of comparable quality at substantially lower prices. We also face competition in international sales from companies that have local operations in the markets in which we sell our products. We believe that we can compete successfully with these companies by offering products of substantially better quality at comparable prices.
      Set forth below is a summary of our primary competitors by business segment. We expect to increasingly compete against multinational companies, both domestically and internationally, as we continue to manufacture more advanced products.
      Patient monitoring devices. For domestic sales of patient monitoring devices, our primary competitors are Draeger Medical, GE Healthcare, Goldway Industrial, Koninklijke Philips Electronics, Nihon Kohden and Shenzhen Creative Industry Co.. For international sales of patient monitoring devices, our primary competitors are Datascope, Draeger Medical, GE Healthcare, Koninklijke Philips Electronics and Nihon Kohden.

      Diagnostic laboratory instruments. For domestic sales of hematology analyzers, our primary competitors are Abbott Laboratories, Beckman Coulter, Horiba, MEKICS Co., Nihon Kohden, and Sysmex Corporation. For international sales of hematology analyzers, our primary competitors are Abbott Laboratories, Bayer Healthcare, Beckman Coulter, Horiba and Sysmex Corporation.
      For domestic sales of biochemistry analyzers, our primary competitors are Biotecnica Instruments, Hitachi, Sysmex Corporation and UV-Vis Metrolab. For international sales of biochemistry analyzers, our primary competitors are Beckman Coulter, Erber-Transasia, Furuno Electrics Co., Olympus Medical Systems, Roche Diagnostics, Tokyo Bokei and UV-Via Metrolab.
      Ultrasound imaging systems. For domestic sales of ultrasound imaging systems, our primary competitors are Aloka and Medison. For international sales of ultrasound imaging systems, our primary competitors are Draeger Medical, GE Healthcare, Koninklijke Philips Electronics, Teknova and Toshiba America Medical Systems.
      These and other of our existing and potential competitors may have substantially greater financial, research and development, sales and marketing, personnel and other resources than we do and may have more experience in developing, manufacturing, marketing and supporting new products. See “Risk Factors — Risks Relating to Our Business and Industry — Our business is subject to intense competition, which may reduce demand for our products and materially and adversely affect our business, financial conditions, results of operations and prospects”.
      We must also compete for distributors, particularly international distributors, with other medical equipment companies. Our competitors will often prohibit their distributors from selling products that compete with their own. These and other potential competitors may have higher visibility, greater name recognition and greater financial resources than we do. See “Risk Factors — Risks Relating to Our Business and Industry — We depend on distributors for a significant majority of our revenues; we do not have long-term distribution agreements, and competition for suitable distributors is intense. Failure to maintain relationships with our distributors or to otherwise expand our distribution network would materially and adversely affect our business”.
Employees
      We had approximately 1,450, 2,200 and 2,744 employees worldwide as of December 31, 2004, 2005 and 2006, respectively. The following table sets forth the number of employees categorized by function as of December 31, 2006:

As of December 31, 2006

Manufacturing	829
Research and development	719
General and administration	131
Marketing and sales	690
Customer support and service	203
Procurement and supply management	172

Total	2,744

      As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, maternity insurance, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The contributions we made to employee benefit plans in 2003, 2004, 2005 and the nine months ended September 30, 2006, were RMB3.7 million, RMB6.9 million, RMB11.0 million (US$1.4 million) and RMB11.7 million (US$1.5 million), respectively.
      Generally, we enter into a three-year standard employment contract with our officers and managers and a one-year standard employment contract with other employees. According to these contracts, all of our employees are prohibited from engaging in any activities that compete with our business during the period of their employment with us. Furthermore, the employment contracts with officers or managers generally include a covenant that prohibits officers or managers from engaging in any activities that compete with our business for two years after the period of their employment with us. It may be difficult or expensive for us to seek to enforce the provisions of these agreements.
Insurance
      We maintain liability insurance coverage to cover product liability claims arising from the use of our products, except for our anesthesia machines for which we have not yet obtained, but are seeking, coverage. We also maintain property insurance to cover certain of our fixed assets. Our insurance coverage, however, may not be sufficient to cover any claim for product liability or damage to our fixed assets.
      Insurance companies in China offer limited business insurance products and do not, to our knowledge, offer business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for fire insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. See “Risk Factors — Risks Related to Our Business and Industry — We are subject to product liability exposure and have limited insurance coverage. Any product liability claims or potential safety-related regulatory actions could damage our reputation and materially and adversely affect our business, financial condition and results of operations”.
Facilities
      We currently maintain our corporate headquarters at Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China. Our corporate headquarters occupy approximately 193,000 square feet. We have an existing production site for research and development and manufacturing in Shenzhen that occupies approximately 280,000 square feet. We are currently building a new facility adjacent to our corporate headquarters in Shenzhen that will become our new corporate headquarters, and plan to move our primary management and administrative functions to that facility. See “Risk Factors — Risks Related to Our Business and Industry — We currently rely on one manufacturing, assembly and storage facility for our products and are developing two additional facilities. Any disruption to our current manufacturing facility or in the development of the new facilities could reduce or restrict our sales and harm our reputation”.
      We maintain a research and development center in Beijing at 5-5 (3rd Floor West), Building 5, No. 8 Chuang Ye Road, Hai Dian District, Beijing, which we operate through our subsidiary Beijing Mindray. This facility occupies approximately 10,697 square feet. We also maintain a small research and development office in Seattle, Washington. We also have 29 local sales and services offices in China and we have international sales and service offices in Boston, Istanbul, London and Vancouver.
      We intend to develop a research and development and manufacturing facility in Nanjing on an approximately 107 acre site in the Nanjing Jiangning Development Zone. See “Prospectus Summary — Recent Developments”.
Legal Proceedings
      We are not currently a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

REGULATION
      Our patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems are medical devices and are subject to regulatory controls governing medical devices. Reagents used with our diagnostic laboratory instruments are divided into the categories of biological reagents and chemical and bio-chemical reagents. Biological reagents are subject to regulatory controls similar to those governing pharmaceutical products, while chemical and bio-chemical reagents are subject to regulatory controls similar to those governing medical devices. As a manufacturer of medical equipment and supplies we are subject to regulation and oversight by different levels of the food and drug administration in China, in particular the SFDA. We are also subject to other PRC government laws and regulations which are applicable to manufacturers in general. SFDA requirements include obtaining production certifications, production permits, compliance with clinical testing standards, manufacturing practices, quality standards, applicable industry standards and adverse event reporting, and advertising and packaging standards.
China

Classification of Medical Devices
      In China, medical devices are classified into three different categories, Class I, Class II and Class III, depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a medical device is important because the class to which a medical device is assigned determines, among other things, whether a manufacturer needs to obtain a production permit and the level of regulatory authority involved in obtaining such permit. Classification of a device also determines the types of registration required and the level of regulatory authority involved in effecting the product registration.
      Class I devices require product certification and are those with low risk to the human body and are subject to “general controls”. Class I devices are regulated by the city level food and drug administration where the manufacturer is located. Class II devices are those with medium risk to the human body and are subject to “special controls”. Class II devices require product certification, usually through a quality system assessment, and are regulated by the provincial level food and drug administration where the manufacturer is located. Class III devices are those with high risk to the human body, such as life-sustaining, life-supporting or implantable devices. Class III devices also require product certification and are regulated by the SFDA under the strictest regulatory control.
      The majority of our products are classified as Class II or Class III devices. Our Transcranial Doppler MT-1010, DC-5, DC-5B, and DP-9900 ultrasound imaging systems are classified as Class III medical devices, while the remainder of our ultrasound imaging systems are classified as Class II medical devices. Our MEC-1000, MEC-2000, PM-5000, PM-6000, PM-7000, PM-8000, PM-8000 Express, PM-9000 and PM-9000 Express patient monitors, and our digital remote patient monitors are classified as Class III medical devices, while the remainder of our patient monitors are classified as Class II medical devices. Our various reagents are classified as either Class II or Class III devices. We produce a small number of Class I products, such as cables for cardiographs.

Production Permit
      A manufacturer must obtain a production permit from the provincial level food and drug administration before commencing the manufacture of Class II and Class III medical devices. No production permit is required for the manufacture of Class I devices, but the manufacturer must notify the provincial level food and drug administration where the manufacturer is located and file for record with it. A production permit, once obtained, is valid for five years and is renewable upon expiration.
      Our production permit for the manufacture of our patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems will expire on February 28, 2011. To renew a production permit, a manufacturer needs to submit to the provincial level food and drug administration an application to renew the permit, along with required information nine months before the expiration date of the permit.

Distribution License
      A manufacturer or distributor must obtain a distribution license in order to engage in sales and distribution of Class II and Class III medical devices in China. A distribution license is valid for five years and is renewable upon expiration. Our distribution license will expire on April 6, 2011.

Registration Requirement
      Before a medical device can be manufactured for commercial distribution, a manufacturer must effect medical device registration by proving the safety and effectiveness of the medical device to the satisfaction of respective levels of the food and drug administration. In order to conduct a clinical trial on a Class II or Class III medical device, the SFDA requires manufacturers to apply for and obtain in advance a favorable inspection result for the device from an inspection center jointly recognized by the SFDA and the Administration of Quality Supervision, Inspection and Quarantine. The application to the inspection center must be supported by appropriate data, such as animal and laboratory testing results. If the inspection center approves the application for clinical trial, and the respective levels of the food and drug administration approve the institutions which will conduct the clinical trials, the manufacturer may begin the clinical trial. A registration application for a Class II or Class III device must provide required pre-clinical and clinical trial data and information about the device and its components regarding, among other things, device design, manufacturing and labeling. The provincial level food and drug administration, within 60 days of receiving an application for the registration of a Class II device, and the SFDA, within 90 days of receiving an application for the registration of a Class III device, will notify the applicant whether the application for registration is approved. If approved, a registration certificate will be issued within ten days of written approval. If the food and drug administration requires supplemental information, the approval process may take much longer. The registration is valid for four years.
      The SFDA may change its policies, adopt additional regulations, revise existing regulations or tighten enforcement, each of which could block or delay the approval process for a medical device.

Regulation of Reagents
      Under a regulation enacted by the SFDA in September 2002, the IVD reagents are divided into the categories of IVD biological reagents and IVD chemical and bio-chemical reagents IVD. Biological reagents are subject to regulatory controls similar to those governing pharmaceutical products, while IVD chemical and bio-chemical reagents are subject to regulatory controls similar to those governing medical devices.
      To date, more than 140 IVD reagents which are manufactured and sold by Shenzhen Mindray have obtained medical device registration certificates as required from respective levels of food and drug administration.
      We have initiated the registration process for nine new reagents, and we have submitted registration dossiers for six of these nine new reagents. We have obtained notices of acceptance for registration for all registration dossiers submitted.

Continuing SFDA Regulation
      We are subject to continuing regulation by the SFDA. In the event of significant modification to an approved medical device, its labeling or its manufacturing process, a new premarket approval or premarket approval supplement may be required. Our products are subject to, among others, the following regulations:

•	SFDA’s quality system regulations which require manufacturers to create, implement and follow certain design, testing, control, documentation and other quality assurance procedures;

•	medical device reporting regulations, which require that manufacturers report to the SFDA certain types of adverse reaction and other events involving their products; and

•	SFDA’s general prohibition against promoting products for unapproved uses.

      Class II and III devices may also be subject to special controls applicable to them, such as supply purchase information, performance standards, quality inspection procedures and product testing devices which may not be required for Class I devices. We believe we are in compliance with the applicable SFDA guidelines, but we could be required to change our compliance activities or be subject to other special controls if the SFDA changes or modifies its existing regulations or adopts new requirements.
      We are also subject to inspection and market surveillance by the SFDA to determine compliance with regulatory requirements. If the SFDA decides to enforce its regulations and rules, the agency can institute a wide variety of enforcement actions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	the imposition of operating restrictions, partial suspension or complete shutdown of production; and

•	criminal prosecution.

Radio Transmission Equipment Type Approval Certificate
      As we produce multi-parameter monitoring devices that can share data remotely through network connections, we are required to obtain a Radio Transmission Equipment Type Approval Certificate issued by the PRC Ministry of Information Industry. Our certificate will expire on November 6, 2010.

China Compulsory Certification Requirements
      China Compulsory Certification, or CCC, inclusive of a certificate and a mark, serves as evidence that the covered products can be imported, marketed or used in China. The CCC mark is administered by the China National Certification and Accreditation Administration, which designates the China Quality Certification Center to process CCC mark applications. Some medical devices are required to have a CCC mark. We have received a certificate and a mark for each of our products for which a CCC mark is required.

Software Enterprise Designation
      Due to the software we develop for our products, we are also recognized as a software enterprise. The PRC government encourages the development and production of software products in China. Until 2010, value-added tax will be levied at the statutory rate of 17% on sales of software products developed and produced by us. The portion of the tax burden in excess of 3% shall be refunded upon collection and used by the enterprise to research and develop software products and to expand reproduction. In 2005, we received refunds in amount totaling more than RMB32.1 million (US$4.1 million). Beginning in 2006, our embedded software is no longer eligible for this value-added tax refund, due to changes in the types of software that are eligible for this tax refund.
United States
      For any of our products that we distribute in the United States, the labeling, distribution and marketing are subject to regulation by the FDA and other regulatory bodies. The FDA regulates our currently marketed products as medical devices and we are required to obtain review and clearance or approval from the FDA prior to commercial sales of our devices.

FDA premarket clearance and approval requirements
      Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(K) clearance or prior premarket approval from the FDA. The FDA classifies medical devices into one of three classes depending on the degree of risk posed to patients by the medical device. Devices deemed to pose lower risk are placed in either Class I or II, which requires the manufacturer to obtain 510(K) clearance from the FDA prior to marketing such devices. Some low-risk Class I devices are exempt from the 510(K) requirement altogether. Devices deemed by the FDA to pose greater risk, or devices deemed not substantially equivalent to a previously cleared 510(K) device are placed in Class III, most of which require premarket approval. Both premarket clearance and premarket approval applications are subject to the payment of user fees, to be paid at the time of submission for FDA review. Our PM-50, PM-8000 and PM-9000 Express patient monitoring devices and our DP-6600, DP-9900 and DC-6 ultrasound imaging systems are Class I and II products that have obtained 510(K) clearance and are marketed in the United States.

510(K) clearance pathway
      To obtain 510(K) clearance, a premarket notification must be submitted, demonstrating that the proposed device is substantially equivalent to a previously cleared 510(K) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. The FDA’s 510(K) clearance process usually takes from three to nine months from the date the application is submitted, but it can take significantly longer.
      After a device receives 510(K) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(K) clearance or could require premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(K) clearance or premarket approval is obtained. If the FDA requires us to seek 510(K) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.
      All products that we currently distribute in the United States have been cleared through the 510(K) clearance pathway.

Premarket approval pathway
      To obtain premarket approval, a premarket approval application must be submitted if the device cannot be cleared through the 510(K) process, and is usually utilized for Class III medical devices, or devices that pose a significant safety risk, including unknown risks related to the novelty of the device.
      A premarket approval application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use. Technical performance data required for diagnostic laboratory instrument premarket approval applications may include validation of the performance of hardware and software under repeat testing, calibration of mechanical components and stability of reagents and other products used in specimen collection, storage and testing. Preclinical trials may include tests to determine product stability and biocompatibility, among other features.

Continuing FDA regulation
      After a device is placed on the market, numerous regulatory requirements apply. These include:

•	quality system regulation, or QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process, otherwise known as Good Manufacturing Practices, or GMPs;

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

      Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(K) clearance or premarket approval of new products;

•	withdrawing 510(K) clearance or premarket approvals that are already granted; and

•	criminal prosecution.
European Union
      The European Union has promulgated rules that require commercial medical products to bear the CE mark. The CE mark is recognized by the European Union as a symbol of adherence to strict quality systems requirements set forth in the ISO 9001, EN 46001 and ISO 13485 quality standards, as well as compliance with 93/42/ EEC, the Medical Device Directives of the European Union. The CE mark allows us to market our products throughout the European Economic Area. Our manufacturing facilities received ISO 9001 (EN 46001) Quality Systems certification in September 2005. These certifications and repeated inspections are required in order to continue to affix the CE Mark to our approved products in Europe.
      We have received regulatory approval to affix the CE mark to the substantial majority of our products. Failure to receive regulatory approval to affix the CE mark would prohibit us from selling these products in member countries of the European Union.
Other National and Provincial Level Laws and Regulations in China
      We are subject to evolving regulations under many other laws and regulations administered by governmental authorities at the national, provincial and city levels, some of which are, or may be, applicable to our business. Our hospital customers are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with us.
      Laws regulating medical device manufacturers and hospitals cover a broad array of subjects. We must comply with numerous additional state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control. We believe we are currently in compliance with these laws and regulations in all material respects. We may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could have a material adverse effect on our business, financial condition and results of operations.
Foreign Exchange Control and Administration
      Foreign exchange in China is primarily regulated by:

•	The Foreign Currency Administration Rules (1996), as amended; and

•	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.
      Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as direct investment, loans, investment in securities and repatriation of funds, however, is still subject to the approval of SAFE. Under the Administration Rules, foreign-invested enterprises may only buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions after providing valid commercial documents and, in the case of capital account item transactions, only after obtaining approval from SAFE.

      Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include approvals by the PRC Ministry of Commerce, SAFE and the PRC National Reform and Development Commission. We receive a portion of our revenues in Renminbi, which is currently not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China.
      The value of the Renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including US dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the US dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar.
Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions
      In January and April 2005, SAFE issued two rules that require PRC residents to register with and receive approvals from SAFE in connection with their offshore investment activities. SAFE has announced that the purpose of these regulations is to achieve the proper balance of foreign exchange administration and the standardization of the cross-border flow of funds. On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted through Offshore Special Purpose Companies, or Notice 75, which became effective as of November 1, 2005. Notice 75 superseded the two rules issued by SAFE in January and April 2005 mentioned above. According to Notice 75:

•	prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete the overseas investment foreign exchange registration procedures with the relevant local SAFE branch;

•	an amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (1) the injection of equity interests or assets of an onshore enterprise to the offshore company or (2) the completion of any overseas fund raising by such offshore company; and

•	an amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change in the capital of the offshore company and not related to inbound investment, such as (1) an increase or decrease in its capital, (2) a transfer or swap of shares, (3) a merger or divesture, (4) a long-term equity or debt investment or (5) the creation of any security interests over the relevant assets located in China.
      Moreover, Notice 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.
      As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us. As a result of the lack of implementing rules and other uncertainties relating to the interpretation and implementation of Notice 75, we cannot predict how these regulations will affect our business, operations or strategies. For example, our present or future PRC subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be subject to compliance with such SAFE registration requirements by relevant PRC residents over whom we have no control. In addition, we cannot assure you that any such PRC residents will be able to complete the necessary approval and registration procedures required by the SAFE regulations. We require all our shareholders who are PRC residents to comply with any SAFE registration requirements, but we have no control over either our shareholders or the outcome of such registration procedures. Such uncertainties may restrict our ability to implement our acquisition strategy and materially and adversely affect our business and prospects.
      We believe that these foreign exchange restrictions may reduce the amount of funds that would be otherwise available to us to capitalize overseas subsidiaries or expand our international operations. However, we anticipate that we will require relatively small amounts of funds to capitalize overseas subsidiaries, and such funds should be readily available from us. Similarly, we anticipate that the startup capital and working capital costs for our international expansion will be borne largely by our international distributors with limited, if any, investment coming from us. We therefore do not anticipate that the restrictions set forth in the SAFE regulations will have a material adverse effect on our ability to capitalize foreign subsidiaries or expand our international operations.
Regulation of Overseas Listings
      On August 8, 2006, six PRC regulatory agencies, including the PRC Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which became effective on September 8, 2006. This regulation, among other things, has some provisions that purport to require that an offshore SPV formed for listing purposes and controlled directly or indirectly by PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.
      On September 21, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process if a waiver is not available.
      We completed the initial listing and trading of our ADSs on the New York Stock Exchange on September 29, 2006. The application of this PRC regulation remains unclear with no consensus currently existing among the leading PRC law firms regarding the scope and applicability of the CSRC approval requirement. We did not seek CSRC approval in connection with either our initial public offering or this offering.
      Our PRC counsel, Jun He Law Offices, has advised us that because we completed our restructuring before September 8, 2006, the effective date of the new regulation, it was not and is not necessary for us to submit the application to the CSRC for its approval of our initial public offering or this offering, and the listing and trading of our ADSs on the New York Stock Exchange does not require CSRC approval. Should an application for CSRC approval be required from us, we have a legal basis to apply for a waiver from the CSRC, if and when such procedures are established to obtain such a waiver. A copy of Jun He Law Offices’ legal opinion regarding this PRC regulation is filed as an exhibit to our registration statement on Form F-1 in connection with this offering, which is available at the SEC’s website at www.sec.gov.
      See “Risk Factors — Risks Relating to Our Business and Industry — Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, of the listing and trading of our ADSs on the New York Stock Exchange could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering”.

Dividend Distributions
      Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by SAFE, and other relevant PRC government authorities, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China.
      Shenzhen Mindray and Beijing Mindray are regulated under the newly revised PRC Company Law which took effect on January 1, 2006. Accordingly they shall allocate 10% of after-tax profits to statutory common reserve fund. Where the accumulated amount of the statutory common reserve fund has exceeded 50% of the registered capital of the subsidiaries no further allocation is required to be made. These funds, however, may not be distributed to equity owners except in accordance with PRC laws and regulations.

MANAGEMENT
Directors and Executive Officers
      The following table sets forth certain information relating to our directors and executive officers as of January 16, 2007:

Name	Age	Position

Xu Hang	44	Chairman and Co-Chief Executive Officer
Li Xiting	55	Director, President and Co-Chief Executive Officer
Joyce I-Yin Hsu	31	Director and Chief Financial Officer
Cheng Minghe	45	Executive Vice President of Sales and Marketing
Mu Lemin	52	Executive Vice President of Administration
Yan Baiping	43	Executive Vice President of Research and Development
Tim Fitzpatrick	40	General Counsel
Chen Qingtai(1)	69	Director
Ronald Ede(1)(2)(3)	48	Director
Andrew Wolff(2)(3)	38	Director
Wu Qiyao(1)(2)(3)	70	Director

(1)	Member, audit committee

(2)	Member, compensation committee

(3)	Member, nomination committee
     Xu Hang has served as the chairman of our board of directors and co-chief executive officer since 1991. Mr. Xu is one of our founders and the core managerial personnel of our company. Mr. Xu is responsible for strategic planning and business development. Mr. Xu received a bachelor’s degree from Tsinghua University Department of Computer Science and Technology, a master’s degree in biomedical engineering from Tsinghua University Department of Electrical Engineering and an EMBA degree from China-Europe International Business School.
      Li Xiting has served as our director, president and co-chief executive officer since 1991. Mr. Li is one of our founders and the core managerial personnel of our business. Mr. Li is responsible for our business operations and management. Mr. Li received a bachelor’s degree from University of Science and Technology of China.
      Joyce I-Yin Hsu has served as our chief financial officer since February 2006 and as our director since September 2006. From 2000 to February 2006, Ms. Hsu was an executive director at Goldman Sachs (Asia) L.L.C. with its Principal Investment Area. From 1998 to 2000, Ms. Hsu worked as an investment banker at Goldman Sachs where she divided her responsibilities between the equity capital markets group and corporate finance. Ms. Hsu has also served on the boards of Focus Media Holding Limited, China Yurun Food Group Limited, and China Haisheng Juice Holdings Company Limited. Ms. Hsu received her B.S. degree in business administration from the University of California at Berkeley.
      Cheng Minghe has served as our executive vice president of sales and marketing since 2004. Mr. Cheng served as our vice president of sales and marketing from 2000 to 2003. Prior to that, from 1998 to 2000 and served as a vice president for Rayto Life and Analytical Sciences, Ltd. From 1991 to 1998, Mr. Cheng served as a vice president of our sales department. Mr. Cheng received his bachelor’s degree and master’s degree in biomedical engineering from Shanghai University of Communications.
      Mu Lemin has served as our executive vice president of administration since 2004. Mr. Mu’s main responsibilities include public relations and human resource management. Mr. Mu joined us as a development engineer in 1996, and since then has held various managerial positions in our research and development department including the head of our research and development division. Mr. Mu received his bachelor’s degree and master’s degree from Huazhong University of Science and Technology.
      Yan Baiping has served as our executive vice president of research and development since 2004. From 2000 to 2004, Mr. Yan held various managerial positions in our research and development department including deputy manager of the division of research and development of general technology, manager of the division of research and development of hardware technology, research and development deputy director and research and development director. From 1998 to 2000, he worked for us as a systems engineer and a senior development engineer. Mr. Yan received his bachelor’s degree from Lanzhou University, and he received his master’s degree from Xi’an Jiaotong University and doctoral degree in electricity and electronics from Xi’an University of Technology.
      Tim Fitzpatrick has served as our general counsel since September 2006. From 2003 to 2006, Mr. Fitzpatrick worked as an attorney in the United States and in Hong Kong. Mr. Fitzpatrick received his J.D. degree from the University of California at Los Angeles, his M.A. degree from the University of California at San Diego, and his B.A. degree from Hamilton College.
      Chen Qingtai has served as our director since September 2006. He served concurrently as chairman and chief executive officer of Dongfeng Peugeot Citroen Automobile Limited from 1985 until 1992. From 1992 to 1993, he served as deputy director of the State Council Economic and Trade Office. From 1993 to 1998, Mr. Chen served as the deputy director of the State Economic and Trade Commission. In 1997, he served as a member of First session of the Monetary Policy Committee of the People’s Bank of China. From 1998 to 2004, Mr. Chen served as deputy director of the Development Research Center of the State Council. From 2000 to 2006, he served as an independent director of Sinopec Corp. Mr. Chen received his bachelor of science degree in power and dynamics engineering from Tsinghua University. He currently serves as a standing member of National Committee of the Chinese People’s Political Consultative Conference. Mr. Chen also serves as an independent director of Bank of Communications Co., Ltd. and the dean of the School of Public Policy and Management at Tsinghua University.
      Ronald Ede has served as our director since September 2006. From 2004, he has served as the chief financial officer, Asia Pacific for JDSU Corp. From 2003 to 2004 he served as director of Grandfield Consultancy Ltd. From 2002 to 2003 he served as a director and consultant to Ernst & Young. From 1998 to 2002 he served as the managing director, Asia for SonoSite Inc. From 1992 to 1998 he was the director of international finance for ATL Ultrasound Inc. Mr. Ede received his bachelor of business administration degree from University of Hawaii and a master of business administration degree from the University of Washington. He currently serves as independent director for Mitsumaru East Kit (Holdings) Limited, a company listed on the Hong Kong Stock Exchange.
      Andrew Wolff has served as our director since September 2006. Mr. Wolff is a managing director of Goldman Sachs (Asia) L.L.C.’s Principal Investment Area. Mr. Wolff joined Goldman, Sachs & Co. in 1998, and was made a managing director in 2006. He has served on the boards of directors of Japan Telecom, C&M, Ltd., Geodex Communications and W2N, Inc. Mr. Wolff received his B.A. degree from Yale University, and he received his M.B.A. and J.D. degrees from Harvard University.
      Wu Qiyao has served as our director since September 2006. Mr. Wu has been a professor in Beijing Institute of Technology since 1983. Mr. Wu has served as an evaluation committee member of medical device registration of the SFDA since 1996. From 1996 to 2002, he served as a deputy director of State Medical Equipment Evaluation Expert Committee. Mr. Wu currently serves as a committee member of science and technology department of National Population and Family Planning Commission of China. He also serves as a director of Chinese Institute of Electronics, and a director of the China Instrument and Control Society. Mr. Wu received his bachelor’s degree in wireless electricity from Beijing Institute of Technology.
      The business address of our directors and executive officers is Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057, People’s Republic of China.

Duties of Directors
      Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interest. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
      The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and compensation of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Terms of Directors and Executive Officers
      We have a classified board, which means our directors are divided into three classes and the terms of office of a portion of our board will expire every year, upon which the directors whose terms have expired will be subject to reelection. The terms of office of Ms. Hsu and Mr. Wolff will expire at the 2007 annual meeting of our shareholders, the terms of office of Messrs. Wu and Li will expire at the 2008 annual meeting of our shareholders, and the terms of office of Messrs. Chen, Ede and Xu will expire at the 2009 annual meeting of our shareholders.
      Our directors are subject to a three year term of office and hold office until their term of office expires or until such time as they are removed from office by resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditor, (ii) dies, or (iii) is found by our company to be or becomes of unsound mind. Our executive officers are elected by and serve at the discretion of our board of directors.
Appointment of the GS Funds Director
      Andrew Wolff was appointed to our board pursuant to the shareholders agreement entered into on September 26, 2005. Under the terms of that agreement, GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, and GS Capital Partners V Institutional, L.P., or collectively the GS Funds, are entitled to appoint one member of our board of directors so long as the shares held by the GS Funds are equal to or greater than the lower of 50% of the percentage of our equity they held, collectively, on September 26, 2005 (the date of their investment in our shares), or 5% of our total outstanding equity.
Qualification
      There is no shareholding qualification for directors.
Board Committees
      Our board of directors has established an audit committee, a compensation committee and a nominations committee.

Audit Committee
      Our audit committee consists of Messrs. Ede, Chen and Wu, each of whom satisfies the requirements of New York Stock Exchange Listed Company Manual, or NYSE Manual, Section 303A. Mr. Ede is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each member is an “independent director” within the meaning of NYSE Manual Section 303A and meets the criteria for independence set forth in Section 10A(m)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 10A-3under the Exchange Act.
      Our audit committee is responsible for, among other things:

•	recommending to our shareholders, if appropriate, the annual re-appointment of our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the independent auditors and all relationships between the independent auditors and our company;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K promulgated by the SEC;

•	discussing the annual audited financial statements with management and the independent auditors;

•	discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

•	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

•	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on our financial statements;

•	discussing policies with respect to risk assessment and risk management;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	timely reviewing reports from the independent auditors regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within US GAAP that have been discussed with management and all other material written communications between the independent auditors and management;

•	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential,

•	anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee
      Our compensation committee consists of Messrs. Ede, Wolff and Wu. Mr. Wolff is the chairman of our compensation committee. Our board of directors has determined that all of our compensation committee members are “independent directors” within the meaning of NYSE Manual Section 303A.
      Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our co-chief executive officers, evaluating the performance of our co-chief executive officers in light of those goals and objectives, and setting the compensation level of our co-chief executive officers based on this evaluation;

•	reviewing and making recommendations to our board of directors regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and determining bonuses for our officers;

•	reviewing and determining share-based compensation for our directors and officers;

•	administering our equity incentive plans in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominations Committee
      Our nominations committee consists of Messrs. Ede, Wolff and Wu. Mr. Wu is the chairman of our nominations committee. Our board of directors has determined that all of our nominations committee members are “independent directors” within the meaning of NYSE Manual Section 303A.
      Our nominations committee is responsible for, among other things, selecting and recommending the appointment of new directors to our board of directors.
Corporate Governance
      Our board of directors has adopted a code of ethics that is applicable to our senior executive and financial officers. In addition, our board of directors adopted a code of conduct that is applicable to all of our directors, officers and employees. Our code of ethics and our code of conduct are publicly available on our website.
      In addition, we anticipate that our board of directors will adopt a set of corporate governance guidelines prior to the completion of this offering. The guidelines will reflect certain guiding principles with respect to the structure of our board of directors, procedures and committees. These guidelines are not intended to change or interpret any law, or our amended and restated memorandum and articles of association.
Interested Transactions
      A director may vote with respect to any contract or transaction in which he or she is interested, provided that the nature of the interest of any director in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing
      The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.
Compensation of Directors and Executive Officers
      In 2005, we paid aggregate cash compensation of approximately RMB4.2 million (US$0.5 million) to our directors and executive officers as a group. In January 2005, we granted ordinary shares to selected directors and officers valued at RMB14.4 million (US$1.8 million). In September 2005, we granted convertible redeemable preferred shares (which automatically converted into ordinary shares upon completion of our initial public offering in September 2006) to selected directors and officers valued at RMB44.6 million (US$5.6 million). We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors.
2006 Employee Share Incentive Plan
      Our 2006 Employee Share Incentive Plan was adopted by our board of directors at a meeting in February 2006 and was subsequently amended by our Amended and Restated 2006 Share Incentive Plan by shareholders resolution on September 1, 2006. The Amended and Restated 2006 Employee Share Incentive Plan is intended to promote our success and to increase shareholder value by providing an additional means to attract, motivate, retain and reward selected directors, officers, employees and third party consultants and advisors.
      Under the Amended and Restated 2006 Employee Share Incentive Plan, we are limited to issuing options exchangeable for no more than 15,000,000 Class A ordinary shares.
      Options generally do not vest unless the grantee remains under our employment or in service with us on the given vesting date. However, in circumstances where there is a death or disability of the grantee, or, for certain option holders, a change in the control of our company, the vesting of options will be accelerated to permit immediate exercise of all options granted to a grantee.
      Our compensation committee, which administers our option plan, has wide discretion to award options. Subject to the provisions of our option plan, our compensation committee determines who will be granted options, the type and timing of options to be granted, vesting schedules and other terms and conditions of options, including the exercise price. Any of our employees may be granted options. The number of options awarded to a person, if any, is based on the person’s potential ability to contribute to our success, the person’s position with us and other factors chosen by our board of directors. The number of options that vest for an employee in any given year is subject to performance requirements and evaluated by our human resources department.
      Generally, to the extent an outstanding option granted under our option plan has not vested on the date the grantee’s employment by or service with us terminates, the unvested portion of the option will terminate and become unexercisable.
      Our board of directors may amend, alter, suspend, or terminate our option plan at any time, provided, however, that in order to increase the limit on issuable options from the current limit of options exchangeable for 15,000,000 Class A ordinary shares, our board of directors must first seek the approval of our shareholders and, if such amendment, alteration, suspension or termination would adversely affect the rights of an optionee under any option granted prior to that date, the approval of such optionee. Without further action by our board of directors, the Amended and Restated 2006 Employee Share Incentive Plan will terminate in 2016.

      Our board of directors authorized the issuance of up to 15,000,000 Class A ordinary shares upon exercise of awards granted under our Amended and Restated 2006 Employee Share Incentive Plan. As of January 16, 2007, options to purchase 11,866,550 Class A ordinary shares were outstanding. The table below sets forth the option grants made to our directors and executive officers pursuant to the Amended and Restated 2006 Employee Share Incentive Plan as of January 16, 2007.

	Number of
	Ordinary Shares
	to be Issued	Exercise Price per
	upon Exercise	Ordinary Share
Name	of Options	(in US Dollars)	Date of Grant	Date of Expiration

Xu Hang	600,000	11.00	September 8, 2006	September 8, 2014
Li Xiting	600,000	11.00	September 8, 2006	September 8, 2014
Cheng Minghe	200,000	5.00	February 22, 2006	February 22, 2014
Joyce I-Yin Hsu	*	5.00	February 22, 2006	February 22, 2014
Yan Baiping	*	5.00	February 22, 2006	February 22, 2014
Mu Lemin	*	5.00	February 22, 2006	February 22, 2014
Chen Qingtai	*	11.00	September 8, 2006	September 8, 2014
Ronald Ede	*	11.00	September 8, 2006	September 8, 2014
Wu Qiyao	*	11.00	September 8, 2006	September 8, 2014
Andrew Wolff	*	11.00	September 8, 2006	September 8, 2014
Tim Fitzpatrick	*	13.50	September 25, 2006	September 25, 2014

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares.
Employment Agreements
      We have entered into three-year employment agreements with each of our executive officers. We may terminate their employment for cause at any time, without notice or remuneration, for certain acts by an executive officer, including but not limited acts of personal dishonesty in connection with an executive officer’s employment by us which are intended to result in the executive officer’s substantial personal enrichment or reasonably likely to materially harm us, any conviction of a crime which our board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business, willful misconduct that is materially injurious to us, or continued violations of an executive officer’s obligations to us after we have delivered a written demand for performance. An executive officer may terminate employment upon the occurrence of certain events, including but not limited to a material reduction of or removal from his or her duties, position or responsibilities without the executive officer’s express written consent and a material reduction of the executive officer’s compensation or benefits and if we fail to cure these issues within reasonable time. Upon the occurrence of any of these events, or in the case of termination without cause, the departing executive officer will be entitled to receive a severance payment equal to one year of his or her annualized base salary. An executive officer may also terminate his or her employment for other reasons or no reason at all after providing prior written notice of at least 30 days, in which case the departing executive officer will not be entitled to receive any severance payments. We may terminate the employment of any of our executive officers without cause by giving him or her a prior written notice of at least 30 days.
      Each executive officer that has executed an employment agreement with us has agreed to hold, both during and after his employment agreement expires or is terminated, in strict confidence and not to use, except for our benefit (including our affiliated entities and our subsidiaries), any proprietary or confidential information, including technical data and trade secrets of our company or the confidential information of any third party, including our affiliated entities and our subsidiaries, that we receive. Each executive officer that has executed an employment agreement with us has also agreed to disclose to us and hold in trust for us all of the inventions, ideas, designs and trade secrets conceived of by him or her during the period that he or she is employed by us, and to assign all of his or her interests in them to us, and agreed that, while employed by us and for a period of two years after termination of his or her employment, he or she will not:

•	serve, invest or assist in any business that competes with any significant aspect of the business of us or our affiliated entities; or

•	solicit, induce, recruit or encourage any person to terminate his or her employment or consulting relationship with us or our affiliated entities.

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of January 16, 2007, and as adjusted to reflect the sale of the ADSs offered in this offering for:

•	each of our directors and executive officers who beneficially own our ordinary shares;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder participating in this offering.
      Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 105,727,677 ordinary shares outstanding prior to and immediately after completion of this offering, taking into consideration options exercisable by such person within 60 days after the date of this prospectus.
      The table below does not reflect the exercise of the underwriters’ option to purchase up to an additional 1,474,083 ADSs, which would be sold by the selling shareholders substantially on a pro-rata basis.

			Ordinary Shares to				Percentage
	Ordinary Shares		Be Sold by Selling		Ordinary Shares		of Votes Held
	Beneficially Owned		Shareholders in This		Beneficially Owned		After This
	Prior to This Offering		Offering		After This Offering		Offering

Name	Number	Percent	Number	Percent	Number	Percent	Percent

Directors and Executive Officers
Xu Hang(1)**	22,516,758	21.3%	426,319	0.4%	22,090,439	20.9%	39.0%
Li Xiting(2)**	19,580,214	18.5%	426,319	0.4%	19,153,895	18.1%	33.8%
Cheng Minghe(3)**	3,340,938	3.2%	196,959	0.2%	3,143,979	3.0%	5.5%
Joyce I-Yin Hsu	*	*	—	—	*	*	*
Yan Baiping	*	*	100,000	*	*	*	*
Mu Lemin	*	*	—	—	*	*	*
Tim Fitzpatrick	*	*	—	—	*	*	*
Chen Qingtai	—	—	—	—	—	—	—
Ronald Ede	—	—	—	—	—	—	—
Andrew Wolff(4)	8,975,105	8.5%	2,771,072	2.6%	6,204,033	5.9%	2.2%
Wu Qiyao	—	—	—	—	—	—	—

Other 5% and Selling Shareholders
Able Choice Investments Limited	9,790,735	9.3%	2,434,001	2.3%	7,356,734	7.0%	2.6%
The GS Funds(5)	8,975,105	8.5%	2,771,072	2.6%	6,204,033	5.9%	2.2%
Scien-Ray (BVI) Incorporated(6)	5,728,274	5.4%	852,638	0.8%	4,875,636	4.6%	1.7%
Z&B Investment Co., Ltd.(7)	3,591,046	3.4%	1,355,694	1.3%	2,235,352	2.1%	0.8%
Hung Yue Finance Limited(8)	1,561,006	1.5%	852,638	0.8%	708,368	0.7%	0.3%
Dragon City International Investments Limited(9)	3,369,322	3.2%	341,055	0.3%	3,028,267	2.9%	1.1%
Asiawell Holdings Limited(10)	*	*	170,528	0.2%	*	*	*

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this prospectus, would beneficially own less than 1% of our ordinary shares.

**	Mr. Xu Hang, Mr. Li Xiting, and Mr. Cheng Minghe hold Class B ordinary shares except for the ordinary shares underlying the ADSs sold in this offering, which convert into Class A ordinary shares immediately prior to this offering.

(1)	Includes 22,090,439 Class B ordinary shares and 426,319 Class A ordinary shares underlying ADSs sold in this offering. Mr. Xu is the sole shareholder and exercises investment and voting power over the shares held by New Dragon (No. 12) Investments Limited, or New Dragon. New Dragon is a Cayman Islands company and its address is Ugland House, P.O. Box 309, George Town, Grand Cayman, Cayman Islands.

(2)	Includes 19,153,895 Class B ordinary shares and 426,319 Class A ordinary shares underlying ADSs sold in this offering. Mr. Li is the sole shareholder and exercises investment and voting power over the shares held by Quiet Well Limited. Quiet Well Limited is a BVI company and its address is Tropic Isle Building P.O. Box 438, Road Town, Tortola, BVI.

(3)	Includes 3,143,979 Class B ordinary shares and 196,959 Class A ordinary shares underlying ADSs sold in this offering, which are held by City Legend Limited, or City Legend. Mr. Cheng is the controlling shareholder and exercises investment and voting power over the shares held by City Legend. City Legend is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

(4)	Represents shares owned by the GS Funds. Mr. Wolff, one of our directors and a managing director in the Principal Investment Area of Goldman Sachs (Asia) L.L.C., a wholly-owned subsidiary of The Goldman Sachs Group, Inc., disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any. The mailing address for Mr. Wolff is c/o Goldman Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004.

(5)	Includes a total of 8,975,105 shares owned by GS Capital Partners V Fund, L.P., a Delaware limited partnership; GS Capital Partners V Offshore Fund, L.P., a Cayman Islands exempted limited partnership; GS Capital Partners V Institutional, L.P., a Delaware limited partnership and GS Capital Partners V GmbH & Co. KG, a German KG. Each of the GS Funds has a mailing address of c/o Goldman, Sachs & Co., 85 Broad Street, 10th Floor, New York, NY 10004. Affiliates of The Goldman Sachs Group, Inc. are the general partner, managing general partner or investment manager of each of the GS Funds, and each of the GS Funds shares voting and investment power with certain of its respective affiliates.

Each of the GS Funds is affiliated with or managed by Goldman, Sachs & Co., a wholly-owned subsidiary of The Goldman Sachs Group, Inc. The joint bookrunner of this offering, Goldman Sachs (Asia) L.L.C., is also an affiliate of The Goldman Sachs Group, Inc. Each of The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Goldman Sachs (Asia) L.L.C. disclaims beneficial ownership of the shares owned by each of the GS Funds, except to the extent of their pecuniary interest therein.

(6)	Nie Tong is the sole shareholder and exercises investment and voting power over the shares held by Scien-Ray (BVI) Incorporated, or Scien-Ray, which holds 5,728,274 Class A ordinary shares. Scien-Ray is a BVI company and its address is P. O. Box 3140, Road Town, Tortola, BVI.

(7)	Bi Xiaoyang is the controlling shareholder and exercises investment and voting power over the shares held by Z&B Investment Co., Ltd., or Z&B, which holds 3,591,046 Class A ordinary shares. Z&B is a BVI company and its address is P.O. Box 3140, Road Town, Tortola, BVI.

(8)	Jin Huili is the controlling shareholder and exercises investment and voting power over the shares held by Hung Yue Finance Limited, or Hung Yue, which holds 1,561,006 Class A ordinary shares. Hung Yue is a BVI company and its address is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, BVI.

(9)	Yip Chi Yu is the controlling shareholder and exercises investment and voting power over the shares held by Dragon City International Investments Limited, or Dragon City, which holds 3,369,322 Class A ordinary shares. Dragon City is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

(10)	Hu Chiu Lun Alan is the controlling shareholder and exercises investment and voting power over the shares held by Asiawell Holdings Limited, or Asiawell, which holds Class A ordinary shares representing less than 1% of our ordinary shares. Asiawell is a BVI company and its address is P.O. Box 3152, Road Town, Tortola, BVI.

History of Share Capital
      Our holding company, Mindray International, was established in June 2005. In September 2005, we issued a total of 75,350,054 ordinary shares, par value HK$0.001 per share, to Able Choice, Asiawell Holdings Limited, Dragon City International Investment Limited, Hung Yue Finance Limited, Ideaport Technology Limited, Med-Tech Consulting Co. Ltd., MEG Holding Corp., New Dragon, Quiet Well Limited and Well Elite Group Limited, and a total of 3,000,000 convertible redeemable preferred shares to Able Choice, Dragon City International Investment Limited, New Dragon and Quiet Well Limited in exchange for their respective ownership interests in Shenzhen Mindray.
      In September 2005 we entered into a subscription and share purchase agreement with the GS Funds pursuant to which we issued 7,074,977 convertible redeemable preferred shares convertible into ordinary shares to the GS Funds at a cash purchase price of approximately US$3.93 per share.
      On February 22, 2006, pursuant to our incentive share plan, we granted options to purchase 7,033,000 ordinary shares to employees. Each of these options has an exercise price of US$5.00 per share. These options vest generally over four years subject to performance conditions.
      On June 15, 2006, we issued a total of 7,649,646 ordinary shares to Able Choice to be owned by shareholders of Mingrui Venture Capital and Investment Co. Ltd. and Legend New-Tech Investments Ltd. in exchange for consideration of 7,649,646 shares of Shenzhen Mindray acquired by Mindray International.
      On September 8, 2006, pursuant to our incentive share plan, we granted 10,000 restricted shares and options to purchase 3,190,300 ordinary shares to employees, including 600,000 options to each of our co-CEOs Mr. Xu Hang and Mr. Li Xiting. Each of these options has an exercise price of US$11.12 per share. These options vest generally over four years subject to performance conditions.
      On September 29, 2006, we completed our initial public offering of 23 million ADSs, representing 23 million Class A ordinary shares. Upon completion of our initial public offering, all of our outstanding convertible redeemable preferred shares were converted into ordinary shares.
      Each Class A ordinary share is entitled to one vote on all matters subject to shareholder vote, and each Class B ordinary share is entitled to five votes on all matters subject to shareholder vote.
      Other than the GS Funds, none of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.
      We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS
Shareholders Agreement
      In connection with the September 26, 2005 sale of 3,000,000 convertible redeemable preferred shares to the GS Funds, three of our employee shareholders entered into an agreement with the GS Funds which is subject to adjustment based on our results for the year ended December 31, 2005. This performance adjustment provision specifies that in the event our results are less than or greater than certain predefined amounts, the GS Funds would either receive additional preferred shares if our earnings are less than the pre-defined amount or return to the employee shareholders a certain number of shares (or cash) in the event the performance adjustment is met or exceeded. The GS Funds and the employee shareholders have placed in escrow 1,369,422 preferred shares and 1,800,425 ordinary shares, respectively, which represents the maximum number of shares subject to exchange pursuant to this provision. Upon exchange, the shares received by the GS Funds pursuant to the performance adjustment formula will remain as preferred shares and the shares received by the employee shareholders pursuant to the performance adjustment formula will be converted into ordinary shares. We recorded a share-based compensation charge of RMB11.6 million (US$1.5 million) in connection with the issuance of preferred shares to the employees in September 2005 and RMB33.0 million (US$4.2 million) in relation to the performance adjustment provision based on our best estimate of this performance type adjustment, utilizing the consolidated financial statements as of December 31, 2005. The performance adjustment provision was settled on June 15, 2006, as a result of which approximately 1.1 million preferred shares, recorded as outstanding as of December 31, 2005, were transferred by GS Funds to the three employee shareholders and converted into ordinary shares. For such compensation charge, a corresponding amount has been recorded as a capital contribution from the GS Funds.
Registration Rights Agreement
      Pursuant to the terms of the registration rights agreement between the GS Funds and us, the GS Funds are entitled to demand registration on a form other than Form F-3 of registrable securities then outstanding, or registration on a Form F-3, Form S-3 or any successor or comparable forms for a registration in a jurisdiction other than the United States, under certain circumstances. Registrable securities are ordinary shares not previously sold to the public and issued or issuable to holders of our preferred shares, including Class A ordinary shares issued upon conversion of our preferred shares. These holders are also entitled to “piggyback” registration rights, whereby they may require us to register all or any part of the registrable securities that they hold at the time when we register any of our ordinary shares. We are generally required to bear all of the registration expenses incurred in connection with one demand registration on a form other than Form F-3, and unlimited Form F-3, Form S-3 and piggyback registrations.
Acquisition of Minority Interest
      In connection with the acquisition of the minority interest, whereby we exchanged 6.1% of the equity of Mindray International for approximately 8.9% of the equity of Shenzhen Mindray, in April 2006, Greatest Elite first acquired approximately 8.9% of the equity of Shenzhen Mindray in exchange for consideration consisting of cash of RMB10.0 million and an obligation of the minority interest holders to subscribe for Class A ordinary shares equivalent to an 6.1% interest in Mindray International for the same cash amount. In June 2006, we issued shares of Mindray International in connection with this acquisition and in July 2006 we received the cash payment in settlement of the obligation to subscribe. The net cash transferred in these transactions amounted to zero, and the net exchange of shares amounted to the issuance of 7,649,646 shares of Mindray International in exchange for 7,649,646 shares of Shenzhen Mindray acquired by Greatest Elite. The shareholders involved in this transfer included some of our executive officers, including our co-CEO Li Xiting and Executive Vice Presidents Yan Baiping and Mu Lemin.

DESCRIPTION OF SHARE CAPITAL
      Our authorized share capital consists of 4,000,000,000 Class A ordinary shares, par value of HK$0.001 per share, 1,000,000,000 Class B ordinary shares, par value of HK$0.001 per share, and 1,000,000,000 shares of such class or designation as the board may determine. As of September 30, 2006 and January 16, 2007, there were 60,289,767 shares of Class A ordinary shares issued and outstanding and 45,437,910 Class B ordinary shares issued and outstanding.
      We were incorporated as Mindray International Holdings Limited in the Cayman Islands on June 10, 2005, an exempted company with limited liability under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. In March 2006, we changed our name to Mindray Medical International Limited. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. A Cayman Islands exempted company:

•	is a company that conducts its business outside of the Cayman Islands;

•	is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies;

•	does not have to make its register of shareholders open to inspection; and

•	may obtain an undertaking against the imposition of any future taxation.
      Our amended and restated memorandum and articles of association provides for two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights, as described in the following paragraphs. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.
      The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs.
Meetings
      Subject to our regulatory requirements, an annual general meeting and any extraordinary general meeting shall be called by not less than 10 days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person. All business shall be deemed extraordinary that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting other than with respect to (1) declarations of dividends, (2) the adoption of our financial statements and reports of directors and auditors thereon, (3) our authority to grant options not in excess of 20% of the nominal value of our existing issued share capital, (4) our ability to repurchase our securities, (5) the election of directors, (6) the appointment of auditors and other officers, and (7) the fixing of the remuneration of the auditors and the voting of remuneration or extra remuneration to the directors.
      Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by not less than 75% of our shareholders entitled to attend and vote at the meeting or (2) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 75% in nominal value of the ordinary shares giving that right.
      At any general meeting, two shareholders entitled to vote and present in person or by proxy that represent not less than one-third of our issued and outstanding voting shares will constitute a quorum. No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders meetings.
      A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.
      The quorum for a separate general meeting of the holders of a separate class of shares is described in “— Modification of Rights”.
Voting Rights Attaching to the Shares
      All of our shareholders have the right to receive notice of shareholder meetings and to attend, speak and vote at such meetings. In respect of matters requiring shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes. A shareholder may participate at a shareholders’ meeting in person, by proxy or by telephone conference or other communications equipment by means of which all the shareholders participating in the meeting can communicate with each other. A resolution put to the vote of a meeting shall be decided on a poll.
      No shareholder shall be entitled to vote or be counted in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.
      If a clearing house or depositary (or its nominee(s)) is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders, provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or depositary (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or depositary (or its nominee(s)).
      While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors, unlike the requirement under Delaware General Corporation Law where cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and we have made no provisions in our amended and restated memorandum and articles of association to allow cumulative voting for such elections.
Protection of Minority Shareholders
      The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.
      Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

      Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.
      The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (3) an irregularity in the passing of a resolution which requires a qualified (or special) majority.
Pre-emption Rights
      There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.
Liquidation Rights
      Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the liquidation.
      If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.
Modification of Rights
      Except with respect to share capital (as described below), alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.
      Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class (unless otherwise provided for by the terms of issue of the shares of that class) may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting shall be a person or persons together holding (or represented by proxy) not less than one-third in nominal value of the issued shares of that class. Every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and any holder of shares of that class present in person or by proxy may demand a poll.
      The special rights conferred upon the holders of any class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Alteration of Capital
      We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum and articles of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.
      We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.
Conversion
      Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder (as defined in our amended and restated articles of association), such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if the aggregate number of Class B ordinary shares is less than 20% of the total number of our issued and outstanding ordinary shares, each issued and outstanding Class B ordinary share shall automatically and immediately convert into one Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.
Transfer of Shares
      Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the New York Stock Exchange or in any other form which our directors may approve.
      Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required);

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.
      If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
      The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by any other means in accordance with the requirements of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.
Share Repurchase
      We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares only when our board of directors determines that there is sufficient profit and surplus capital in our share premium account to fund a repurchase. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the US Securities and Exchange Commission, or SEC, the New York Stock Exchange, or by any recognized stock exchange on which our securities are listed. Our ability to repurchase shares will be subject to our ability to receive dividends from our PRC subsidiaries.
Dividends
      Subject to the Companies Law, we may declare dividends in any currency to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.
      Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.
      Our directors may also pay any fixed dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.
      Our directors may deduct from any dividend or other moneys payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.
      No dividend or other moneys payable by us on or in respect of any share shall bear interest against us.
      In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, on the recommendation of our directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

      Any dividend, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.
      All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited and, if so forfeited, shall revert to us.
      Whenever our directors or our members in general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on our shareholders.
Untraceable Shareholders
      We are entitled to sell any shares of a shareholder who is untraceable, provided that:

(1) all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of twelve years prior to the publication of the advertisement and during the three months referred to in paragraph (3) below;

(2) we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

(3) we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the New York Stock Exchange has been notified of such intention.
      The net proceeds of any such sale shall belong to us, and when we receive these net proceeds we shall become indebted to the former shareholder for an amount equal to such net proceeds.
Differences in Corporate Law
      The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in English law. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.
      Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under Delaware General Corporation Law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	Company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority”.
      When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
      If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
      Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control our company are perpetrating a “fraud on the minority”.
      Corporate Governance. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the New York Stock Exchange or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.
      Inspection of Corporate Records. Shareholders of a Cayman Islands company have no general right under the Companies Law to inspect or obtain copies of a list of shareholders or other corporate records of the company. In comparison, under Delaware law, shareholders have the right to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and any subsidiaries to the extent the books and records of such subsidiaries are available to the corporation.
      Calling of Special Shareholders Meetings. The Companies Law does not provide shareholders with any right to requisition a general meeting and does not have provisions governing the proceedings of shareholders meetings. In comparison, under Delaware law a special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
      Bringing Business Before a Meeting. The Companies Law does not provide shareholders with any right to bring business before a meeting or requisition a general meeting. In comparison, under Delaware law a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents.
Board of Directors
      We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time exclusively pursuant to resolution passed by our directors, but must consist of not less than five directors. Initially we have set our board of directors to have not less than five directors and not more than seven directors. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by way of an ordinary resolution of shareholders or by the affirmative vote of a simple majority of the remaining directors, although this may be less than a quorum where the number of remaining directors falls below the minimum number fixed by our board of directors. The directors may at any time appoint any person as a director to fill a vacancy or as an addition to the existing board, but any director so appointed by the board of directors shall hold office only until the next following annual general meeting of our Company and shall then be eligible for re-election. Our directors shall serve a three year term from their appointment date and shall retire from office (unless he vacates his office sooner) at the expiry of such term provided their successors are elected or appointed. Such directors who retire at the expiry of their term are eligible for re-election. Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.
      Meetings of our board of directors may be convened at any time deemed necessary by our secretary on request of a director or by any director. Advance notice of a meeting is not required if each director entitled to attend consents to the holding of such meeting.
      A meeting of our board of directors shall be competent to make lawful and binding decisions if at least two of the members of our board of directors are present or represented unless the board has fixed any other number. At any meeting of our directors, each director is entitled to one vote.
      Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting shall have a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.
      Our board of directors is divided into different classes, Class A Directors, Class B Directors and Class C Directors. At the first annual general meeting after this offering, all Class A Directors shall retire from office and be eligible for re-election. At the second annual general meeting after this offering all Class B Directors shall retire from office and be eligible for re-election. At the third annual general meeting after this offering, all Class C Directors shall retire from office and be eligible for re-election. At each subsequent annual general meeting after the third annual general meeting after this offering, one-third of our directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director shall be eligible for re-election. The directors to retire by rotation shall include (so far as necessary to ascertain the number of directors to retire by rotation) any director who wishes to retire and not to offer himself for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot.

      Certain actions require the approval of a supermajority of at least two-thirds of our board of directors, including:

•	the appointment or removal of either of our co-chief executive officers, chief financial officer and other executive officers of our company;

•	any anti-takeover action in response to a takeover attempt;

•	any merger resulting in our shareholders immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

•	the sale or transfer of all or substantially all of our assets; and

•	any change in the number of our board of directors.
Committees of Board of Directors
      Pursuant to our amended and restated articles of association, our board of directors has established an audit committee, a compensation committee and a nominations committee.
Issuance of Additional Ordinary Shares or Preferred Shares
      Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
      Our amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.
      Our board of directors may issue series of preferred shares without action by our shareholders to the extent authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
      The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent one Class A ordinary share (or a right to receive shares) deposited with the principal Hong Kong office of The Hongkong and Shanghai Banking Corporation, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.
      You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
      The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements sent by the depositary to the ADS holders entitled thereto.
      As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
      The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information”.
Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?
      The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
      Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

      If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.
      U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.
      The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation

How are ADSs issued?
      The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?
      You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?
      You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.
Voting Rights

How do you vote?
      You may instruct the depositary to vote the deposited securities, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may receive notice of the meeting without sufficient time to effect withdrawal of your shares.
      If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and of the Memorandum and Articles of Association, to vote or to have its agents vote the shares or other deposited securities as you instruct. If the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that (i) we do not wish to receive a discretionary proxy (ii) we think there is substantial shareholder opposition to the particular question, or (iii) we think the particular question would have an adverse impact on our shareholders. The depositary will only vote or attempt to vote as you instruct or as described in the preceding sentence.
      We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.
      In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• US$0.02 (or less) per ADS	• Any cash distribution to you
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
• US$0.02 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
      The Bank of New York, as depositary, has agreed to reimburse us for expenses we incur that are related to the establishment and maintenance of the ADR program, including investor relations expenses and the New York Stock Exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors under the ADR program.
      The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing ordinary shares or surrendering ADSs or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
Payment of Taxes
      You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers
      If we:

•	Change the nominal or par value of our shares

•	Reclassify, split up or consolidate any of the deposited securities

•	Distribute securities on the shares that are not distributed to you

•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
      Then:

•	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities,

•	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities
Amendment and Termination

How may the deposit agreement be amended?
      We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?
      The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.
      After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
      The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper person.
      In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
      Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
      The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying your ADRs
      You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.
      This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-release of ADSs
      The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the American Depositary Shares. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.
Direct Registration System
      In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements sent by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.
      In connection with and in accordance with the arrangements and procedures relating to the DRS/ Profile system, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code in effect in the State of New York). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/ Profile system and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, we will have outstanding 32,827,220 ADSs representing approximately 32.4% of our ordinary shares. All ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.

Lock-up Agreements
      In connection with this offering, we have agreed for a period of 90 days from the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares or depositary shares representing our ordinary shares;

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares; or

•	any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above;
other than pursuant to (1) the 2006 Employee Share Incentive Plan, and (2) a transfer by us to our affiliate, provided that such transfer is not a disposition for value and that such affiliate agrees to be bound in writing by the restrictions set forth in the lock-up agreement to which we are subject.
      In addition, we have agreed to cause each of our subsidiaries and controlled affiliates not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, prior to 90 days from the date of this prospectus, without the prior written consent of the underwriters, any of the securities referred to above, except for a transfer by it to its affiliate, provided that such transfer is not a disposition for value and that such affiliate agrees to be bound in writing by the restriction set forth in the lock-up agreement to which we are subject.
      Each of the selling shareholders has entered into a similar lock-up agreement for a period of 90 days from the date of this prospectus. These restrictions do not apply to (1) the 9,827,220 ADSs and Class A ordinary shares representing such ADSs being offered by the selling shareholders in this offering and (2) up to 1,474,083 ADSs and Class A ordinary shares representing such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs.
      Furthermore, in connection with our initial public offering in September 2006, each of our directors and executive officers and substantially all of our shareholders entered into a similar lock-up agreement for a period of 180 days from the date of our initial public offering prospectus, subject to certain exceptions, with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. These parties collectively own approximately 65% of our outstanding ordinary shares, without giving effect to this offering.
      The restrictions described in the preceding four paragraphs will be automatically extended under certain circumstances. See “Underwriting”.
      Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144
      In general, under Rule 144 as currently in effect, a person who owns our restricted ordinary shares and who has beneficially owned those shares for at least one year is entitled to sell within any three-month period a number of shares, including ADSs representing such number of shares, that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately one million shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.
      Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates may be exempt from these restrictions under Rule 144(k) discussed below.

Rule 144(k)
      Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Employee Share Incentive Plan
      As of January 16, 2007, options to purchase 11,866,550 of our ordinary shares were outstanding. All of these ordinary shares will be eligible for sale in the public market from time to time, subject to vesting and exercise provisions of the options, volume limitations under Rule 144 applicable to our affiliates and other holders of restricted shares and the lock-up agreements.
      We intend to file a registration statement on Form S-8 under the Securities Act covering a total of 15 million ordinary shares reserved for issuance under our 2006 Employee Share Incentive Plan. This registration statement is expected to be filed in January 2007 and will automatically become effective upon filing. Following this filing, ordinary shares registered under such registration statement will, subject to the lockup agreements and volume limitations under Rule 144 applicable to affiliates, be available for sale in the open market upon the exercise of vested options.
     Shares Subject to Registration Rights
      Upon completion of this offering, we will have 6,195,063 outstanding Class A ordinary shares subject to registration rights.

TAXATION
      The following is a general summary of the material Cayman Islands and US federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, special Cayman Islands counsel to us. To the extent the discussion relates to legal conclusions under current US federal income tax law, and subject to the qualifications herein, it represents the opinion of O’Melveny & Myers LLP, our special US counsel. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and Shares.
Cayman Islands Taxation
      The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. You will not be subject to Cayman Islands taxation on payments of dividends or upon the repurchase by us of your ordinary shares. In addition, you will not be subject to withholding tax on payments of dividends or distributions, including upon a return of capital, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax.
      No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of ordinary shares. However, an instrument transferring title to an ordinary share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
      We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on our ordinary shares, debentures or other obligations.
      The undertaking that we have obtained is for a period of 20 years from 28 June, 2005.
United States Federal Income Taxation
      This discussion describes the material US federal income tax consequences of the purchase, ownership and disposition of our ADSs and ordinary shares. This discussion does not address any aspect of US federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our ADSs and ordinary shares. This discussion applies to you only if you are a US Holder (as defined below), you acquired ADSs or ordinary shares pursuant to this offering and you hold and beneficially own those ADSs and ordinary shares as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships or other pass through entities for US federal income tax purposes or persons holding ADSs and ordinary shares through any such entities;

•	regulated investments companies or real estate investment trusts;

•	persons that hold ADSs and Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	US Holders (as defined below) whose functional currency for tax purposes is not the US dollar;

•	US expatriates or persons treated as residents of more than one country;

•	persons liable for alternative minimum tax; or

•	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares (including ADSs and ordinary shares) entitled to vote.
      This discussion is based on the US Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our ordinary shares and the nature of our business over time. Finally, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, as a holder of an ADS, you will be treated as the owner of the underlying ordinary shares represented by such ADS.
      Prospective purchasers are urged to consult with their own tax advisors concerning the particular US federal income tax consequences to them of the purchase, ownership and disposition of our ADSs and ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.
      For purposes of the US federal income tax discussion below, you are a “US Holder” if you beneficially own ADSs and ordinary shares and are:

•	a citizen or resident of the United States for US federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to US federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a US person.
      For US federal income tax purposes, income earned through a foreign or domestic partnership or other foreign or domestic entity treated as a partnership is attributed to its owners. Accordingly, if a partnership or other such entity holds ADSs and ordinary shares, the tax treatment will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.
      In general, if you hold ADSs, you will be treated for US federal income tax purposes as if you held the ordinary shares represented by those ADSs.
US Holder

Dividends on ADSs and Ordinary Shares
      We intend to pay annual cash dividends on our ordinary shares, and indirectly on our ADSs. See “Dividend Policy”.

      Subject to the “Passive Foreign Investment Company” discussion below, if we do make distributions (which we expect would be cash distributions in US dollars), and you are a US Holder, the gross amount of any distributions you receive on your ADSs and ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to US federal income tax principles. Distributions in excess of current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of your basis in the ADSs and ordinary shares and thereafter as capital gain. However, if you are a US Holder who is an individual, and have held your ADSs and ordinary shares for a sufficient period of time, dividend distributions on our ADSs and ordinary shares to you will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs and ordinary shares continue to be readily tradable on the New York Stock Exchange. You should consult your own tax adviser as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.
      We do not intend to calculate our earnings and profits according to US tax accounting principles. Accordingly, notwithstanding the discussion in the previous paragraph, distributions on our ADSs and ordinary shares, if any, will generally be taxed to you as dividend distributions for US tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends received deduction with respect to distributions you receive from us. Dividends generally will constitute income from sources outside the United States for purposes of the US foreign tax credit rules. You should consult your own tax adviser as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

Sales and other dispositions of ADSs and Ordinary Shares
      Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of ADSs and ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs and ordinary shares. Your adjusted tax basis will generally equal the amount you paid for the ADSs and ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ADSs and ordinary shares is more than one year at the time of disposition. If you are a US Holder who is an individual, any such long-term capital gain will be taxed at preferential rates (generally 15% for capital gain recognized before January 1, 2011). Your ability to deduct capital losses will be subject to various limitations.

Passive Foreign Investment Company
      If we were a Passive Foreign Investment Company, or “PFIC”, for any taxable year in which you hold our ADSs and ordinary shares, as a US Holder, you would generally be subject to adverse US tax consequences, in the form of increased tax liabilities and special US tax reporting requirements.
      We will be classified as a PFIC in any taxable year if either: (a) the average percentage value of our gross assets (tested on a quarterly basis) that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For purposes of the first test: (a) any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits that is readily convertible into cash, generally counts as producing passive income or held for the production of passive income and (b) the total value of our assets is calculated based on our market capitalization.
      We will be treated as owning a proportionate share of the assets and earnings and a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.
      We operate an active medical device business in China and do not expect to be a PFIC for the taxable year 2007. Our expectation is based on assumptions as to our projections of the value of our outstanding shares during the year and our use of cash we raised in our initial public offering and other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2007. Despite our expectation, there can be no assurance that we will not be a PFIC for the taxable year 2007 and/or later taxable years, as PFIC status is re-tested each year and depends on our assets and income in such year. In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities. Additionally, our goodwill (determined by the sum of our market capitalization plus liabilities, less the value of known assets) should be treated as a non-passive asset. Therefore, a drop in the market price of our ADSs and ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test. Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents. We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from passive investment is substantial in comparison with the gross income from our business operations. Our special US counsel expresses no opinion with respect to our expectations contained in this paragraph.
      If we were a PFIC, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ADSs and ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ADSs and ordinary shares. Distributions in respect of your ADSs and ordinary shares during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ADSs and ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.
      To compute the tax on “excess” distributions or any gain, (a) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (b) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxed at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on ADSs and Ordinary Shares” section above.
      If we were a PFIC in any year, as a US Holder, you would be required to make an annual return on IRS Form 8621 regarding your ADSs and ordinary shares. You should consult with your own tax adviser regarding reporting requirements with regard to your ADSs and ordinary shares.
      If we were a PFIC in any year, you would generally be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ADSs and ordinary shares provided our ADSs and ordinary shares are “marketable”. Our ADSs and ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ADSs and ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of tax applicable to qualified dividend income. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ADSs and ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ADSs and ordinary shares.
      We do not intend to provide you with the information you would need to make or maintain a so-called “Qualified Electing Fund” or “QEF” election. Accordingly, if we were a PFIC in any year you would not be able to avoid the “excess” distribution rules described above by making such an election with respect to your ADSs and ordinary shares.

US Information Reporting and Backup Withholding Rules
      In general, dividend payments with respect to the ADSs and ordinary shares and the proceeds received on the sale or other disposition of ADSs and ordinary shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your US federal income tax liability, provide that you timely furnish the required information to the IRS.
      PROSPECTIVE PURCHASERS OF OUR ADSs AND ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE US FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ADSs AND ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

UNDERWRITING
      We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities Inc. and UBS AG are the representatives of the underwriters. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong, J.P. Morgan Securities Inc.’s address is 277 Park Avenue, 9th Floor, New York, New York 10172 and UBS AG’s address is 52/ F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Underwriters	Number of ADSs

Goldman Sachs (Asia) L.L.C.
J.P. Morgan Securities Inc.
UBS AG

Total	9,827,220

      The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised. All of the ADSs in this offering are being offered and sold by the selling shareholders.
      If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,474,083 ADSs from the selling shareholders. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.
      The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up an additional 1,474,083 ADSs.

	No Exercise	Full Exercise

Per ADS	US$	US$
Total	US$	US$
      Total underwriting discounts and commissions to be paid to the underwriters represent           % of the total amount of the offering.
      ADSs sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$           per ADS from the public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$           per ADS from the public offering price. If all the ADSs are not sold at the public offering price, the representatives may change the offering price and the other selling terms.
      Total expenses for this offering are estimated to be approximately US$1.35 million, including SEC registration fees of US$33,013, NASD filing fees of US$31,353, printing expenses of approximately US$150,000, legal fees of approximately US$400,000, accounting fees of approximately US$250,000, roadshow costs and expenses of approximately US$200,000, and travel and other out-of-pocket expenses of approximately US$200,000. All amounts are estimated except for the fees relating to SEC registration and NASD filing.
      The underwriters have agreed to pay or reimburse us for all reasonable fees and expenses incurred by us in connection with this offering.
      Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the

United States through its selling agent, Goldman, Sachs & Co. UBS AG is expected to make offers and sales in the United States through its SEC-registered broker-dealer affiliate selling agent, UBS Securities, LLC.
      The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.
      In connection with this offering, we have agreed with the underwriters that we will not, without the prior consent of the representatives, for a period of 90 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to any of the ADSs or our ordinary shares or any securities that are convertible into or exercisable or exchangeable for the ADSs or our ordinary shares, or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries or controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, each of the selling shareholders has agreed to enter into a similar 90-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares, subject to customary exceptions for transfers among affiliates. The restrictions of our lock-up agreement do not apply to: (1) the issuance of securities pursuant to our employee share incentive plan outstanding on the date of this prospectus of which the underwriters have been advised in writing and which is described in this prospectus, and (2) a transfer by us to our affiliate, provided that such transfer is not a disposition for value and that such affiliate agrees to be bound in writing by the restrictions set forth in the lock-up agreement to which we are subject.
      The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event.
      As described under “Shares Available for Future Sale — Lock-Up Agreements”, certain holders of our ordinary shares have agreed to a similar lock-up through March 26, 2007.
      Our ADSs are listed on the New York Stock Exchange under the symbol “MR”.
      In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us and the selling shareholders. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADS, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADS may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.
      No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.
      In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
      The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor (as defined in Section 4A of the SFA); or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 except: (i) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) where the transfer is by operation of law.
      The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
      This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.
      This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.
      No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

      A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectus electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.
      We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
      This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including the ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.
      Some of the underwriters and their affiliates have provided, and may in the future provide, investment banking and other services to us, our officers or our directors for which they have received or will receive customary fees and commissions. The GS Funds, which are among the selling shareholders in this offering, are affiliates of Goldman Sachs (Asia) L.L.C., one of the joint bookrunners for this offering.
      Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities Inc. and UBS AG are acting as the joint bookrunners for this offering.

ENFORCEMENT OF CIVIL LIABILITIES
      We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.
      Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers, are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in US courts judgments obtained in US courts based on the civil liability provisions of the US federal securities laws against us, our officers and directors.
      We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
      Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Jun He Law Offices, our counsel as to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
      Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.
      Jun He Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Jun He Law Offices has further advised us that under PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no treaty or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the US federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by US courts.

LEGAL MATTERS
      We are being represented by O’Melveny & Myers LLP with respect to legal matters of United States federal securities and New York State law. The underwriters are being represented by Sullivan & Cromwell LLP with respect to legal matters of United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Jun He Law Offices and for the underwriters by Commerce & Finance Law Offices. Conyers Dill & Pearman and O’Melveny & Myers LLP may rely upon Jun He Law Offices with respect to matters governed by PRC law. Sullivan & Cromwell LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law. Certain members of O’Melveny & Myers LLP beneficially hold an aggregate of 6,500 of our ADSs, which represents less than 0.0001% of our outstanding ordinary shares.
EXPERTS
      The consolidated financial statements as of December 31, 2004 and 2005, and for each of the three years in the period ended December 31, 2005 and related financial statements schedule included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein, which report express an unqualified opinion on the consolidated financial statements and related financial statement schedule and includes an explanatory paragraph referring to the translation of Renminbi amounts into United States dollar amounts for the convenience of the reader, and have been so included in reliance upon the reports of such firm, given on their authority as experts in accounting and auditing.
      The statements included in this prospectus under the caption “Prospectus Summary,” “Risk Factors,” “Our Corporate Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Industry,” “Business,” “Regulation,” “Management,” “Related Party Transactions,” “Taxation” and “Enforcement of Civil Liabilities,” to the extent they constitute matters of PRC law, have been reviewed and confirmed by Jun He Law Offices, our PRC counsel, as experts in such matters, and are included herein in reliance upon such review and confirmation. The offices of Jun He Law Offices are located at Shenzhen Development Bank Tower, 15-C, 5047 East Shenan Road, Shenzhen 518001, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
      We have filed with the SEC a registration statement on Form F-1 and a registration statement on Form F-6, including relevant exhibits and schedules under the Securities Act, covering the Class A ordinary shares represented by the ADSs offered by this prospectus, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the Class A ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.
      We will furnish to The Bank of New York, as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.
      We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including Annual Reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
      The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus. Reports and information statements and other information about us may also be inspected at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

MINDRAY MEDICAL INTERNATIONAL LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, 2005
AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 (UNAUDITED)
AND 2006 (UNAUDITED)

PAGE

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the Years Ended December 31, 2003, 2004, 2005 and for the Nine Months Ended September 30, 2005 (Unaudited) and 2006 (Unaudited)	F-3
Consolidated Balance Sheets as of December 31, 2004, 2005 and as of September 30, 2006 (Unaudited)	F-4
Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the Years Ended December 31, 2003, 2004, 2005 and for the Nine Months Ended September 30, 2006 (Unaudited)	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2004, 2005 and for the Nine Months Ended September 30, 2005 (Unaudited) and 2006 (Unaudited)	F-7
Notes to Consolidated Financial Statements for the Years Ended December 31, 2003, 2004, 2005 and for the Nine Months Ended September 30, 2005 (Unaudited) and 2006 (Unaudited)	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Mindray Medical International Limited:
      We have audited the accompanying consolidated balance sheets of Mindray Medical International Limited and its subsidiaries (the “Company”) as of December 31, 2004 and 2005, the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005 and the related financial statement schedule included in Schedule 1. These consolidated financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mindray Medical International Limited and its subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.
      Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
July 10, 2006

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,					Nine Months Ended September 30,

	2003	2004	2005	2005		2005	2006	2006

	RMB’000	RMB’000	RMB’000	US$’000		RMB’000	RMB’000	US$’000
						(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands, except share and per share data)
Net revenues	460,254	697,837	1,078,573		136,459	733,640	1,037,624		131,278
Cost of revenues(a)	(210,565)	(319,013)	(493,326)		(62,415)	(331,632)	(467,088)		(59,095)

Gross profit	249,689	378,824	585,247		74,044	402,008	570,536		72,183
Operating expenses:
Selling expenses(a)	(61,322)	(92,177)	(146,499)		(18,535)	(102,047)	(149,442)		(18,907)
General and administrative expenses(a)	(35,808)	(32,340)	(112,082)		(14,180)	(96,354)	(43,102)		(5,453)
Research and development expenses(a)	(39,781)	(61,604)	(106,147)		(13,430)	(72,004)	(103,175)		(13,054)
Other general expenses	—	—	—		—	—	23		3

Operating income	112,778	192,703	220,519		27,900	131,603	274,840		34,772
Other income, net	1,918	39	9,210		1,165	714	(1,468)		(186)
Interest income	531	3,087	3,854		488	854	8,878		1,123
Interest expense	(2,815)	(3,324)	(2,019)		(255)	(1,623)	(327)		(41)

Income before income taxes and minority interests	112,412	192,505	231,564		29,297	131,548	281,923		35,668
Provision for income taxes	(7,624)	(10,758)	(18,066)		(2,286)	(11,913)	(19,649)		(2,486)
Minority interests	—	—	(8,409)		(1,064)	1	(6,456)		(817)

Net income	104,788	181,747	205,089		25,947	119,636	255,818		32,366
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	(14,031)		(1,775)	(14,031)	—		—

Income attributable to ordinary shareholders	104,788	181,747	191,058		24,172	105,605	255,818		32,366

Basic earnings per share	RMB1.22	RMB2.11	RMB2.31	US$	0.29	RMB1.24	RMB3.17	US$	0.40

Diluted earnings per share	RMB1.22	RMB2.11	RMB2.31	US$	0.29	RMB1.24	RMB2.80	US$	0.35

Shares used in computation of:
Basic earnings per share	86,000,000	86,000,000	82,790,427		82,790,427	85,297,806	80,777,302		80,777,302

Diluted earnings per share	86,000,000	86,000,000	82,790,427		82,790,427	85,297,806	91,314,023		91,314,023

Note (a):

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
					(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges incurred during the period related to:
Cost of revenues	—	—	268	34	268	426	54
Selling expenses	—	—	8,576	1,085	8,576	5,555	703
General and administrative expenses	—	—	59,014	7,466	59,014	8,749	1,107
Research and development expenses	—	—	3,071	389	3,071	4,783	605
See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,			September 30,

	2004	2005	2005	2006	2006

	RMB’000	RMB’000		RMB’000	US$’000
			US$’000	(Unaudited)	(Unaudited)
	(In thousands, except share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	178,556	446,143	56,445	291,095	36,829
Restricted cash	11,836	7,727	978	—	—
Accounts receivable (less allowance for doubtful accounts of RMB2,007 and RMB2,016 (US$255) for 2004 and 2005 respectively and RMB2,016 (US$255) for September 30, 2006 (unaudited))	38,958	71,330	9,025	71,066	8,991
Offering proceeds receivable	—	—	—	1,254,625	158,733
Inventories	86,294	105,422	13,338	125,056	15,822
Value added tax receivables	9,064	12,963	1,640	—	—
Other receivables	16,915	13,987	1,770	19,826	2,508
Prepayments and other	13,063	17,134	2,168	16,567	2,096
Deferred tax assets	1,356	406	51	1,701	215

Total current assets	356,042	675,112	85,414	1,779,936	225,194
Loans to employees	9,963	8,460	1,070	5,981	757
Long-term investments	—	—	—	104,480	13,219
Other assets	2,020	2,020	256	2,020	256
Property, plant and equipment, net	112,020	152,489	19,293	177,142	22,412
Land use right	2,773	2,639	334	2,539	321
Deferred tax assets	235	115	15	29	4
Goodwill	—	—	—	279,650	35,381

Total assets	483,053	840,835	106,381	2,351,777	297,543

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	37,000	—	—	—	—
Notes payable	—	17,153	2,170	43,170	5,462
Accounts payable	33,015	62,809	7,946	65,049	8,230
Customers’ deposits	15,957	29,827	3,774	26,826	3,394
Salaries payables	26,594	43,653	5,523	44,867	5,676
Other taxes payable	4,500	5,086	643	3,642	461
Other payables	3,527	8,862	1,121	10,491	1,327
Accrued professional expenses	—	11,555	1,462	22,680	2,869
Accrued other expenses	3,170	9,908	1,254	24,339	3,079
Advance subsidies	10,350	14,500	1,835	17,400	2,201
Income taxes payable	2,443	2,928	370	6,723	851

Total current liabilities	136,556	206,281	26,098	265,187	33,551

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,			September 30,

	2004	2005	2005	2006	2006

	RMB’000	RMB’000		RMB’000	US$’000
			US$’000	(Unaudited)	(Unaudited)
	(In thousands, except share and per share data)
Commitment and contingencies (Note 16)
Minority interests	10	37,596	4,757	10	1

Mezzanine equity:
Convertible redeemable preferred shares (HK$0.001 par value: 1,000,000,000 shares authorized and nil and 10,074,977 shares for 2004 and 2005 and nil for September 30, 2006 (unaudited), respectively issued and outstanding (Note 9)	—	325,389	41,168	—	—

Shareholders’ equity:
Class A Ordinary shares (HK$0.001 par value: 5,000,000,000 shares authorized and 86,000,000 and 75,350,054 for 2004 and 2005, issued and outstanding, respectively, and 4,000,000,000 shares authorized and 60,289,767 (unaudited), issued and outstanding) as of September 30, 2006 (Note 10)	89	79	10	63	8
Class B Ordinary shares (HK$0.001 par value: 1,000,000,000 shares authorized and 45,437,910 for September 30, 2006 (unaudited) issued and outstanding) (Note 10)	—	—	—	47	6

Additional paid-in capital	86,177	45,773	5,791	1,928,396	243,977
Retained earnings	260,221	225,717	28,557	158,074	19,999

Total shareholders’ equity	346,487	271,569	34,358	2,086,580	263,990

Total liabilities and shareholders’ equity	483,053	840,835	106,381	2,351,777	297,543

See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

	Ordinary share capital		Additional
			paid-in	Retained
	Number	RMB’000	capital	earnings	Total

			RMB’000	RMB’000	RMB’000
	(In thousands, except share and per share data)
As of January 1, 2003	86,000,000	89	86,177	76,886	163,152
Net income	—	—	—	104,788	104,788
Dividends paid (RMB0.20 per share)	—	—	—	(17,200)	(17,200)

As of December 31, 2003	86,000,000	89	86,177	164,474	250,740
Net income	—	—	—	181,747	181,747
Dividends paid (RMB1.00 per share)	—	—	—	(86,000)	(86,000)

As of December 31, 2004	86,000,000	89	86,177	260,221	346,487
Net income	—	—	—	205,089	205,089
Dividends paid (RMB2.40 per share)	—	—	—	(206,400)	(206,400)
Effect of reverse merger on minority interests	(7,649,946)	(7)	(10,008)	(19,162)	(29,177)
Conversion of ordinary shares to convertible redeemable preferred shares	(3,000,000)	(3)	(89,820)	—	(89,823)
Capital contributions related to reverse merger	—	—	130	—	130
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	—	(14,031)	(14,031)
Capital contributions in connection with share-based compensation, net	—	—	59,294	—	59,294

As of December 31, 2005	75,350,054	79	45,773	225,717	271,569

As of December 31, 2005 (US$’000)	75,350,054	10	5,791	28,557	34,358

Net income	—	—	—	255,818	255,818
Dividends paid (RMB1.60 per share)	—	—	—	(136,680)	(136,680)
Dividends paid (RMB2.00 per share)	—	—	—	(186,782)	(186,782)
Conversion of convertible redeemable preferred share to ordinary shares	10,074,977	10	325,379	—	325,389
Issuance of ordinary shares for acquisition of minority interests	7,649,646	8	310,911	—	310,919
Issuance of ordinary share at initial public offering	12,643,000	13	1,227,088	—	1,227,101
Restricted shares	10,000	—	879	—	879
Share-based compensation	—	—	18,366	—	18,366

As of September 30, 2006 (unaudited)	105,727,677	110	1,928,396	158,073	2,086,579

As of September 30, 2006 (unaudited) (US$’000)	105,727,677	14	243,977	19,999	263,990

See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash flows from operating activities:
Net income	104,788	181,747	205,089	25,947	119,636	255,818	32,366

Adjustments to reconcile net income to net cash from operating activities:
Amortization of land use right	67	134	134	17	100	100	13
Depreciation of property, plant and equipment	8,079	16,003	25,346	3,207	17,868	32,254	4,081
Allowance for doubtful receivables	282	199	(432)	(55)	—	—	—
Loss (gain) on disposal of property, plant and equipment	51	244	60	8	45	(22)	(3)
Impairment loss on long-lived assets	—	1,373	—	—	—	—	—
Employee share-based compensation	—	—	70,929	8,974	70,929	19,513	2,469
Income attributable to the minority interests	—	—	8,409	1,064	1	6,456	817
Changes in current asset and liabilities:
Decrease/(increase) in accounts receivables	3,480	(13,738)	(32,381)	(4,097)	(11,221)	264	33
Increase in inventories	(5,796)	(20,980)	(19,128)	(2,420)	(32,084)	(19,634)	(2,484)
(Increase)/decrease in value added tax receivables	(3,689)	871	(3,899)	(493)	2,699	12,963	1,640
(Increase)/decrease in other receivables	(2,802)	(10,128)	5,534	700	(2,285)	(5,839)	(739)
(Increase)/decrease in prepayments and other	(7,997)	(1,352)	(4,071)	(515)	(4,846)	567	72
(Increase)/decrease in deferred taxes assets	(117)	(1,234)	1,070	135	751	(1,209)	(153)
Increase in notes payables	—	—	17,153	2,170	18,815	26,017	3,292
Increase in accounts payable	8,022	18,497	29,794	3,769	23,486	2,240	283
Increase/(decrease) in customers’ deposits	18,179	(13,378)	13,870	1,755	4,206	(3,001)	(380)
Increase/(decrease) in salaries payable	13,026	10,532	17,059	2,158	(9,011)	1,214	154
Increase/(decrease) in other taxes payable	3,918	(3,352)	586	74	265	(1,444)	(183)
Increase/(decrease) in other payables	8,137	(5,011)	5,335	675	215	1,629	206
Increase/(decrease) in accrued professional expenses	—	—	11,555	1,462	14,209	(10,925)	(1,382)
(Decrease)/increase in accrued other expenses	(2,897)	1,609	6,738	852	13,947	14,431	1,826
Increase in advance subsidies	4,300	3,050	4,150	525	5,960	2,900	367
Increase in income taxes payable	375	754	485	61	325	3,795	480

Net cash from operating activities	149,406	165,840	363,385	45,975	234,010	338,087	42,774

Cash flows from investing activities:
Purchase of property, plant and equipment	(50,505)	(28,142)	(68,245)	(8,634)	(53,044)	(57,293)	(7,249)
Proceeds from disposal of property, plant and equipment	—	118	205	26	112	408	52
Decrease/(increase) in restricted cash	—	10,264	4,109	520	9,502	7,727	978
Increase in long term investment	—	—	—	—	—	(104,480)	(13,219)
(Lending)/repayment of employees’ loans	(3,364)	(3,831)	1,503	190	747	2,479	313

Net cash used in investing activities	(53,869)	(21,591)	(62,428)	(7,898)	(42,683)	(151,159)	(19,124)

MINDRAY MEDICAL INTERNATIONAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash flows from financing activities:
Repayment of bank loans	(2,000)	(10,000)	(37,000)	(4,681)	(17,000)	—	—
Dividend paid	(17,200)	(86,000)	(206,400)	(26,113)	(204,987)	(321,202)	(40,638)
Dividend paid to minority interest	—	—	—	—	—	(15,300)	(1,936)
Contribution from minority shareholders	—	10	—	—	—	—	—
Contributions from shareholders	—	—	130	16	106	—	—
Issue of preferred shares (net of direct incremental costs of RMB15,351 (US$1,942) in 2005)	—	—	209,900	26,556	209,900	—	—
Direct and incremental costs paid in connection with issue of ordinary shares	—	—	—	—	—	(5,474)	(693)

Net cash used in financing activities	(19,200)	(95,990)	(33,370)	(4,222)	(11,981)	(341,976)	(43,266)

Net increase in cash and cash equivalents	76,337	48,259	267,587	33,855	179,346	(155,048)	(19,616)
Cash and cash equivalents at beginning of period	53,960	130,297	178,556	22,591	178,556	446,143	56,445

Cash and cash equivalents at end of period	130,297	178,556	446,143	56,445	357,902	291,095	36,829

Supplemental schedule of cash flow information:
Income tax paid	(7,366)	(11,238)	(16,511)	(2,089)	(10,836)	(17,724)	(2,242)
Interest paid	(2,697)	(2,149)	(1,557)	(197)	(1,378)	—	—
Non-cash investing and financing activities:
Issuance of shares to employees	—	—	70,929	8,974	70,929	19,513	2,469
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	—	—	14,031	1,775	14,031	—	—
Proceeds receivable from disposal of property, plant and equipment	—	—	2,165	274	—	—	—
Accrued direct and incremental costs incurred in connection with issue of ordinary shares	—	—	—	—	—	22,050	2,790
Offering proceeds receivable	—	—	—	—	—	1,254,625	158,733
See accompanying notes to consolidated financial statements

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	Organization and Principal Activities
      Mindray Medical International Limited and, together with its subsidiaries, “Mindray” or the “Company,” was incorporated as an exempted company with limited liability in the Cayman Islands on June 10, 2005 under the Companies Law of the Cayman Islands. Mindray is principally engaged in the manufacture, development and sale of medical devices including patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems in the People’s Republic of China (the “PRC”). The Company also designs and develops equipment to customer’s specifications.
      Substantially all of the Company’s business is conducted in the PRC through its primary operating subsidiary, Shenzhen Mindray Bio-Medical Electronics Co., Ltd. (“Shenzhen Mindray”) in which the Company indirectly holds an approximately 99.99% equity interest. Shenzhen Mindray holds a 99.9% equity interest in a second consolidated subsidiary, Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd (“Beijing Mindray”), which is engaged principally in research and development activities. These subsidiaries are collectively referred to as the “operating subsidiaries”. Mindray holds its interest in the operating subsidiaries indirectly through two holding companies, Greatest Elite Limited (“GE”) and Giant Glory Investments Limited (“GG”), which are wholly owned shell companies and are incorporated in the British Virgin Islands (“BVI”).
      On September 13, 2005, Mindray issued 75,350,054 ordinary shares and 3,000,000 convertible redeemable preferred shares to Shenzhen Mindray’s controlling shareholders for approximately 91.11% of the outstanding equity interests of Shenzhen Mindray and 100% of the equity interest of GE and GG. The controlling shareholders of Shenzhen Mindray became the owners of 100% of the outstanding shares of Mindray in proportion to their interests in Shenzhen Mindray and Mindray became the 100% owner of GE and GG. The approximately 8.9% equity interests of Shenzhen Mindray shareholders who did not participate in the exchange were recorded as minority interests. Prior to the exchange, Mindray, GG and GE were shell companies which contained interests in Shenzhen Mindray and only an insignificant amount of cash and no liabilities. Accordingly, the exchange was accounted for as a reverse merger and the financial statements of Mindray presents the historical results, assets and liabilities of Shenzhen Mindray upon the consummation of the reverse merger on the basis that Shenzhen Mindray was the accounting acquirer with no change in the basis of the net assets of Shenzhen Mindray, and the merger with Mindray has been reflected as a recapitalization of Shenzhen Mindray as of the date of consummation. In April 2006, Mindray acquired the remaining minority interest in Shenzhen Mindray, with the exception of a nominal interest, which is required to be held by PRC residents pursuant to local regulations. On September 26, 2006, Mindray was listed on the New York Stock Exchange and completed its initial public offering on September 29, 2006.

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation and principles of consolidation
      The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
      The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. All significant inter-company transactions have been eliminated on consolidation.

Unaudited interim financial information
      The financial information with respect to the nine months ended September 30, 2005 and 2006 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contained all adjustments necessary for the fair

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
presentation of the results of such periods. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of results to be expected for the full year.

(b)	Cash and cash equivalents
      Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of purchase.

(c)	Restricted cash
      Restricted cash are cash balances pledged for the facility used to issue letters of credit and short-term bank loans.

(d)	Inventories
      Inventories are stated at the lower of cost or market value. Cost is calculated using the weighted average cost method. Write downs of potentially obsolete or slow-moving inventory are recorded based on the management’s specific analysis of future sales forecasts and economic conditions.

(e)	Property, plant and equipment, net
      Property, plant and equipment are carried at cost less accumulated depreciation. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations.
      Depreciation is computed on a straight-line basis over the estimated useful lives of assets as follows:

Classification	Years

Buildings	20 years
Plant and machinery	3 to 5 years
Electronic equipments, furniture and fixtures	3 to 5 years
Motor vehicles	5 years

(f)	Land use right
      All land in the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization and any recognized impairment loss. The cost of the land use right is amortized on a straight-line basis over 20 years.

(g)	Goodwill
      The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. The company has only completed the preliminary purchase price allocation in connection with the acquisition of the minority interest on April 20, 2006 and as such, the goodwill is subject to revision. See Note 4.
      Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis. The evaluation of goodwill for impairment involves two steps (1) the identification of potential

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill loss by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. For assessment of impairment loss, the Company will measure fair value based either on internal models or independent valuations.

(h)	Impairment or disposal of long-lived assets
      The Company reviews its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the difference between the estimated fair value of the assets and the carrying amount. In 2004, the Company wrote down the golf membership debentures and a building in Beijing to their market price which were below the carrying value and recorded an impairment loss of RMB1,373.
      Long-lived assets to be disposed of are stated at lower of fair value or carrying amount. Expected future operating losses from any discontinued operations would be recorded in the periods in which the losses are incurred.

(i)	Mezzanine equity
      Convertible redeemable preferred shares issued in 2005 that carry a redemption feature are classified as mezzanine equity (See Note 9).

(j)	Revenue recognition
      The Company recognizes revenues when all the following conditions have been satisfied:

•	There is persuasive evidence of an arrangement;

•	Delivery has occurred (e.g., an exchange has taken place);

•	The sales price is fixed or determinable; and,

•	Collectibility is reasonably assured.
      All revenues are based on firm customer orders with fixed terms and conditions. The Company does not provide its customers with the right of return, price protection or cash rebates. For products which include software, the software is incidental to the product as a whole, and the Company does not provide any significant post customer support services and does not provide customers with upgrades. Accordingly, revenues from the sale of products is recognized when the risks and rewards are passed to the customer, which is typically upon shipment, when the terms are free-on-board shipping point, or upon delivery. There are no customer acceptance provisions associated with the Company’s products, except related to the standards and quality of a given product.
      The Company offers sales incentives to certain customers in the form of future credits for free products. The costs of the sales incentives are accrued as cost of revenues with a corresponding current liability. The Company recognizes the cost of these incentives as each of the required revenue transactions that results in progress by the customer toward earning the sale incentive occurs.
      The Company recognized contract revenues generated from the provision of development services and related costs for a contract in the year ended December 31, 2004 on a completed-contract basis because the Company was unable to estimate contract revenues, contract costs and progress towards completion. Under

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
this method, RMB8,694 and RMB10,557 of contract revenues and related costs, responsively, were deferred as of December 31, 2003 and recognized when the contract was completed in the year ended December 31, 2004. There were no such contracts in 2005 or in the nine months ended September 30, 2006 (unaudited).
      The Company presents revenues net of value-added tax collected from customers at 17%, which amounts to RMB55,510, RMB73,229, RMB101,327 (US$12,820) and RMB72,890 and RMB95,533 (US$12,087) for 2003, 2004, 2005 and the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited). Additionally, the Company recognizes as a component of revenues a value-added tax refund received by the operating subsidiaries of the Company, pursuant to “Certain Policies to Encourage the Development of Software and Integrated Circuit Industries as New and High Technology Enterprises” at a rate of 14% of the sales value for self-developed software only. Such software is an integrated component of the Company’s products even though the Company considers such software to be incidental to the product. The amount of refund for such value-added tax included in net revenues was RMB18,500, RMB24,555, RMB32,121 (US$4,064) and RMB22,729 and RMBNil for 2003, 2004, 2005 and the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited). The PRC government changed the regulation in 2006 and the Company’s integrated software no longer qualifies for the value-added tax refund.

(k)	Shipping and handling costs
      Shipping and handling costs are classified as cost of revenues. During 2003, 2004, 2005 and the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited), shipping and handling costs classified as cost of revenues were RMB5,885, RMB7,990, RMB16,582 (US$2,098) and RMB11,334 and RMB18,348 (US$2,321), respectively.

(l)	Government subsidies
      Government subsidies include cash subsidies and advance subsidies received from the PRC government by the operating subsidiaries of the Company. Such subsidies are generally provided in relation to the development of new high technology medical products and as well as incentives from the local government for investing in the high technology industry in the region. There is no assurance that the Company will receive similar or any subsidies in the future. Cash subsidies are recognized as other income when received and when all the conditions for their receipt have been satisfied. Cash subsidies recognized as other income were RMB1,932, RMB1,181, and RMB8,837 (US$1,118) and RMB411 and RMBNil (US$Nil) in 2003, 2004, 2005 and the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited), respectively. Advance subsidies received have been recorded as a current liability.

(m)	Research and development costs
      Research and development (“R&D”) costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All costs are expensed as incurred.

(n)	Advertising expenses
      The Company expenses advertising costs as incurred. Advertising expenses were RMB4,370, RMB5,818 and RMB5,936 (US$751) and RMB4,005 and RMB3,871 (US$490) in 2003, 2004, 2005 and the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited), respectively, and are classified as selling expenses.

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

(o)	Staff retirement plan costs
      The Company’s costs related to its defined contribution staff retirement plans are expensed as incurred. (See Note 14).

(p)	Share-based compensation
      The Company accounts for share-based compensation to employees of the Company based on the fair value of the ordinary shares at the date of grant, and will record compensation expense to the extent the fair value of the shares transferred is determined to be greater than the price paid by the employee.
      The Company incurred three separate compensation charges in 2005, which amounted to RMB70,929 (US$8,974). One charge, which totaled RMB26,335 (US$3,332), was recorded in connection with 1,277,339 shares transferred in January 2005 to certain management level employees by the shareholders of the Company for past and current services to the Company. A corresponding amount has been recorded as a capital contribution from shareholders. The Company determined the fair value of such shares by means of weighing evenly the results of a discounted cash flow analysis and a market-based approach (known as guideline company method) with the assistance of an independent third party valuation expert. The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market.
      Another charge of RMB11,635 (US$1,472) was recorded in connection with both the issuance of 3,000,000 preferred shares to certain employees and one non-employee director in September 2005 in exchange for 3,000,000 of their ordinary shares. See Note 9 for further discussion of the transaction. The compensation expense was calculated based on the difference between the fair value of the ordinary and preferred shares. The Company engaged an independent third party valuation expert to provide assistance in estimating the fair value of the Company on the date of transaction, September 26, 2005, and allocating the enterprise value between the ordinary and preferred shares. The valuation resulted in a deemed value per share of the preferred and ordinary shares equal to US$4.18 and US$3.70, respectively.
      Lastly, the Company recorded a charge of RMB32,959 (US$4,170) in relation to an earnings adjustment provision entered into between the Preferred Shareholders and certain employees in connection with the employees’ sale of the preferred shares to such Preferred Shareholders, see Note 10. The amount recorded is based on the fair value of the ordinary shares multiplied by Company’s best estimate of the number of shares to be provided to such employees pursuant to this performance-type award. The number of shares to be transferred is contingent upon the Company meeting certain pre-defined net income levels for the year ended December 31, 2005. A corresponding amount has been recorded as a capital contribution from shareholders. The Company and the Preferred Shareholders settled the earnings adjustment provision on June 15, 2006 and approximately 1.1 million preferred shares, recorded as outstanding as of December 31, 2005, were converted into ordinary shares upon transfer to the employees.
      On February 22, 2006 and September 8, 2006, the Company implemented a new share-based compensation plan, which permits the Company to grant share options to certain members of senior management and key employees. See Note 11 for further disclosures.

(q)	Income taxes
      The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
in the years in which temporary differences are expected to be recovered or settled. Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

(r)	Earnings per share
      Basic earnings per share is computed by dividing net income, adjusted for dividends attributable to Preferred Shareholders, by the weighted average number of ordinary shares outstanding during the year.
      Diluted earnings per share gives effect to all dilutive potential ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding is adjusted to include the number of additional ordinary shares that would have been outstanding if the dilutive potential ordinary shares had been issued. The assumed conversion of the preferred shares into 2,784,309 of ordinary shares is anti-dilutive as of December 31, 2005 as a result of the deemed dividends incurred during the period. The assumed exercise of 6,824,000 share options has been included as the effect is dilutive for the nine months ends September 30, 2006.

(s)	Foreign currency transactions
      All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of operations.

(t)	Convenience translation into United States Dollars
      The consolidated financial statements of the Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the year ended December 31, 2005 and September 30, 2006 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB7.9040 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 29, 2006. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(u)	Comprehensive income
      The Company has adopted Statements of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. During the periods presented, the Company’s comprehensive income represents its net income.

(v)	Use of estimates
      The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses in the financial statements and accompanying notes. The significant accounting estimates which have had an impact on the Company’s financial statements include share-based compensation, provision for income taxes and inventory. Actual results could differ from those estimates.

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

(w)	Fair value disclosures
      The carrying amounts of cash and cash equivalents, accounts receivable, other receivables, short-term bank loans, notes payable, accounts payable, accrued expenses and other payables approximate their fair values due to the short term nature of these instruments.
      The convertible redeemable preferred shares are recorded at their fair value upon issuance and subsequently at their accreted values, which approximate the cash outlay which would be due upon settlement, if not converted into ordinary shares.

(x)	Concentration of risk
      Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.
      The Company generally requires upfront payment or a significant installment prior to delivery of their products. As a consequence, management believes the Company’s exposure to credit risk is limited. The Company establishes an allowance for doubtful receivables primarily based upon the age of receivables and factors surrounding the credit risk of specific customers. Allowance for doubtful accounts was RMB2,007 and RMB2,016 (US$255) and RMB2,016 (US$255) as of December 31, 2004 and 2005 and as of September 30, 2006 (unaudited), respectively.

(y)	Recent changes in accounting standards
      In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning in fiscal year 2007. The Company is currently evaluating the interpretation to determine the effect on its consolidated financial statements and related disclosures.
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140”, which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to bifurcated, if the holder elects to account for the whole instrument on a fair value basis. The Company does not anticipate that the adoption of this statement will have a material effect on the Company’s financial position or results of operations.
      In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS 157 is effective for financial statements issued for fiscal years beginning after

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4” (SFAS 151”). SFAS 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred on or after June 15, 2005. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R.”) This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for the fiscal year beginning January 1, 2006. The adoption of this statement did not have a material effect on the Company’s financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29” (“SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s financial position or results of operations.
      In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, “Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS No. 143” (“FIN 47”). FIN 47 clarifies that an entity is required to recognize a liability for a legal obligation to perform an asset retirement activity if the fair value can be reasonably estimated even though the timing and/or method of settlement are conditional on a future event. FIN 47 is required to be adopted for annual reporting periods ending after December 15, 2005. The Company is evaluating the effect of the adoption of FIN 47. The adoption of this statement is not expected to have a material effect on the Company’s financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes And Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement supercedes APB Opinion No. 20, “Accounting changes” and SFAS No. 3, “Reporting Accounting changes in Interim Financial Statements” (“SFAS 154”) SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change. APB Opinion No. 20 “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this statement is not expected to have a material effect on the Company’s financial position or results of operations.

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      In September 2005, the FASB’s Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty” (“EITF 04-13”). EITF 04-13 requires that two or more legally separate exchange transactions with the same counterparty be combined and considered a single arrangement for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, when the transactions are entered into in contemplation of one another. EITF 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in interim or annual periods beginning after March 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s financial position or results of operations.

3.	Investment in Subsidiaries

Subsidiaries
      Particulars regarding the subsidiaries as of September 30, 2006 are as follows:

		Percentage of
		ordinary share/
		registered
	Place of establishment and	capital held by
Name of company	operation	the Company	Principal activities

Giant Glory Investments Limited	BVI	100%	Investment holding
Greatest Elite Limited	BVI	100%	Investment holding
Mindray (UK) Limited	United Kingdom	100%	Marketing of medical equipment
Mindray USA Corp.	United States of America	100%	Sales and marketing of medical equipment
Shenzhen Mindray Bio-Medical Electronics Co., Ltd.	PRC	99.9%	Manufacturing and trading of medical equipments and research and development of related products
Beijing Shen Mindray Medical Electronics Technology Research Institute Co., Ltd.	PRC	99.9%	Research and development of medical equipment

4.	Acquisition of Minority Interest (Unaudited)
      On April 20, 2006, the Company acquired an approximately 8.9% of the minority interest in Shenzhen Mindray in exchange for 7,649,646 ordinary shares. After the acquisition, the Company owns approximately 99.99% of Shenzhen Mindray. The results of Shenzhen Mindray’s operations, attributable to the approximately 8.9% interest acquired, have been included in the Company’s unaudited consolidated financial statements for the nine months ended September 30, 2006 since the date of acquisition.
      The aggregate purchase price was determined to be RMB310,919, based on issuance of 7,649,646 ordinary shares valued at RMB40.64 (US$5.05) per share. The value of the ordinary shares issued by the Company was determined based on the fair value of the ordinary shares on February 20, 2006, which is the date when the terms and conditions of the purchase were agreed. The Company determined the fair value of such shares by means of weighing evenly the results of a discounted cash flow analysis and the market approach (known as guideline company method) with the assistance of an independent third party valuation

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
expert. The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market. The Company then allocated the resulting enterprise value between the ordinary and the convertible redeemable preferred shares.
      The following table summarizes the preliminary estimated fair values of the portion of the assets acquired and liabilities assumed at the date of minority interest acquisition. The Company is in the process of obtaining third-party valuations of its property and certain identifiable intangible assets such as its brand name, trademark and certain contractual agreements; thus, the allocation of the purchase price consideration disclosed herein is preliminary and subject to revision once the Company completes its valuation exercise.

	As of April 20, 2006

	RMB’000	US$’000

Current assets	38,247	4,839
Property, plant, and equipment	13,619	1,723
Other long-term assets	1,080	137
Goodwill	279,650	35,381

Total assets acquired	332,596	42,079

Current liabilities	21,677	2,743

Net assets acquired	310,919	39,337

      The Company will allocate the goodwill balance to the Company’s segments upon the completion of the purchase price allocation.

5.	Inventories
      Inventories consist of following:

	As of December 31,			As of September 30,

	2004	2005	2005	2006	2006

	RMB’000	RMB’000	US$’000	RMB’000	US$’000
				(Unaudited)	(Unaudited)
Raw materials	42,646	24,601	3,112	48,226	6,101
Work-in-progress	19,502	51,729	6,545	58,971	7,461
Finished goods	24,146	29,092	3,681	17,859	2,259

	86,294	105,422	13,338	125,056	15,822

6.	Long-term Investments (Unaudited)
      During the nine months ended September 30, 2006, for investment purposes, the Company entered into agreements with Shenzhen International Trust & Investment Co., Ltd. (the “Trust”) pursuant to which the Company deposited cash of RMB103,000 (US$13,031) with the Trust, which the Trust then lent to third party borrowers. The amount is receivable on demand beginning two years from the date of the agreement at April 12, 2006 and June 12, 2006. The receivable pays interest at 4.2% to 4.25% per annum and both the principal and interest, payable by the third party to the Trust have been guaranteed by the Bank of China to the Trust. Interest income of RMB1,480 (US$187) was accrued up to September 30, 2006 (unaudited).

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

7.	Property, Plant and Equipment, net
      Property, plant and equipment, net consist of following:

	As of December 31,			As of September 30,

	2004	2005	2005	2006	2006

	RMB’000	RMB’000	US$’000	RMB’000	US$’000
				(Unaudited)	(Unaudited)
Buildings	75,330	95,701	12,108	97,328	12,314
Plant and machinery	8,418	23,279	2,945	37,491	4,743
Electronic equipment, furniture and fixtures	43,436	78,150	9,887	102,809	13,007
Motor vehicles	8,602	8,708	1,102	9,128	1,155
Construction in progress	6,784	669	85	16,294	2,061

Total	142,570	206,507	26,127	263,050	33,281
Less: Accumulated depreciation	(30,550)	(54,018)	(6,834)	(85,908)	(10,869)

Net book value	112,020	152,489	19,293	177,142	22,412

      As at December 31, 2005 and September 30, 2006 (unaudited), property with net book value of RMB62,922 (US$7,961) and RMB60,516 (US$7,656) respectively was pledged for the available loan facilities.

8.	Short-term bank loans and notes payables

	As of December 31,			As of September 30,

	2004	2005	2005	2006	2006

	RMB’000	RMB’000	US$’000	RMB’000	US$’000
				(Unaudited)	(Unaudited)
Secured bank loans	17,000	—	—	—	—
Unsecured bank loans	20,000	—	—	—	—
Notes payables	—	17,153	2,170	43,170	5,462

Total bank borrowings	37,000	17,153	2,170	41,170	5,462

      The secured bank loans were secured by pledge of bank deposits of:

	As of December 31,			As of September 30,

	2004	2005	2005	2006	2006

	RMB’000	RMB’000	US$’000	RMB’000	US$’000
				(Unaudited)	(Unaudited)
Pledged bank deposits	11,836	—	—	—	—

      The Company has total available loan and notes payables facilities of RMB220,000 (US$27,834) and RMB250,000 (US$31,630) with various banks, of which RMB202,847 (US$25,664) and RMB206,830 (US$26,168) were available as of December 31, 2005 and as of September 30, 2006 (unaudited) respectively. The funds borrowed under these facilities are generally repayable within one year. The weighted average variable interest rates on the bank loans as of December 31, 2004 and 2005 and as of September 30, 2006 (unaudited) were 5.31% and 5.22% and Nil%, respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

9.	Convertible redeemable preferred shares
      In September 2005, the Company issued 10,074,977 convertible redeemable preferred shares (“preferred shares”), of which 7,074,977 preferred shares were issued to a third party investor (“Preferred Shareholders”) for cash proceeds of US$27,839. The remaining 3,000,000 preferred shares were issued to four employees of the Company in exchange for 3,000,000 ordinary shares, for purposes of selling these preferred shares to such third party investor. In connection with the transaction, three of the four employees (“Employee Shareholders”) also entered into a performance arrangement with the third party investor.
      The Company recorded the initial carrying amount of the convertible redeemable preferred shares at RMB340,740 (US$43,110) or approximately US$4.18 per share, which was the determined to be the fair value of such shares at the date of issuance. The Company determined the fair value of such shares by means of weighing evenly the results of a discounted cash flow analysis and the market approach (known as guideline company method) with the assistance of an independent third party valuation expert. The discounted cash flow method derived by management considered the Company’s future business plan, specific business and financial risks, the stage of development of the Company’s operations and economic and competitive elements affecting the Company’s business, industry and market. The Company then allocated the resulting enterprise value between the ordinary and preferred shares. The initial carrying value of the preferred shares was offset by direct cost of equity issuance of RMB15,351 (US$1,942).
      The Preferred Shareholders paid approximately US$3.93 per preferred share, which represents a discount to their fair value of approximately US$4.18 per share. The Company recognized a deemed dividend of RMB14,031 (US$1,775) for the benefit the Preferred Shareholders received, which is equal to the amount of the discount for the preferred shares issued.
      — Voting rights. Each preferred share has voting rights equivalent to the number of ordinary shares into which it is convertible.
      — Participating Dividends. The Preferred Shareholders shall be entitled to receive a dividend out of any funds legally available therefore, when and if declared by the Board of Directors of the Company, at the rate or in the amount as the Board of Directors considers appropriate. If no preferred dividends are declared, the Preferred Shareholders are also entitled to a pro rata share of dividends paid out to ordinary shareholders on an as-converted basis. Participating dividends are payable in priority to a payment of dividends to the holders of any other class of share capital.
      — Conversion. Each preferred share is convertible at the election of the Preferred Shareholders at any time prior to an initial public offering (“IPO”). Each preferred share will be converted into such number of ordinary shares as determined by dividing US$3.97 by the then prevailing conversion price.
      The preferred shares are automatically converted into (1) ordinary shares immediately prior to an IPO at a valuation at or above the predefined IPO threshold on a stock exchange as approved by the holders of preferred shares or (2) a similar instrument immediately prior to an IPO on a stock exchange as approved by the holders of preferred shares below the IPO valuation threshold if rules/regulations do not allow the continuing existence of preferred shares.
      — Antidilution provisions. In the event the Company issues additional options, warrants, convertible securities and ordinary shares without consideration or for a consideration per share less than the applicable conversion price in effect, the conversion price shall be reduced, concurrently with such issue, to a new price, with the exception of equity instruments issued in connection with an employee option plan.
      — Liquidation preference. In the event of any liquidation, dissolution or winding up (other than on conversion, redemption or purchase shares) of the Company, the holders of the preferred shares shall receive a sum equal to “subscription price” plus interest accrued daily on an annual basis at a compound annual rate

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
of 8% less any participating dividends received, in priority to any distribution the holders of any other class of shares. If liquidation preference is not satisfied in full, each preferred share shall be entitled to share on an as-converted basis with the ordinary shares in the remaining assets (if any) available for distribution.
      — Redemption. The preferred shareholders may redeem preferred shares at any time prior to conversion into ordinary shares: (i) after the third anniversary of the date of issue, (ii) anytime after a bankruptcy event or (iii) if certain changes to equity ownership occurs before the third anniversary described in the shareholder agreement at the option of a majority of the Preferred Shareholders then outstanding. In the event the preferred shareholders exercise the redemption right, the Company shall redeem up to all of the preferred shares at a redemption price per preferred share equal to US$3.97x(1+(0.10xN)) less any participating dividends paid prior to the Redemption Date. N refers to a fraction the numerator of which is the number of calendar days between subscription date and the Redemption Date and the denominator of which is 365. As of December 31, 2005 the Company determined that redemption is not probable as it is expected that such shares will be automatically converted in connection with the IPO and accordingly has not accrued any dividend pursuant to this term.
      — Performance adjustment. The sale of 2,000,000 preferred shares to the Preferred Shareholders directly by certain employee shareholders was subject to adjustment based on the Company’s results for the year ending December 31, 2005. This performance adjustment provision specified that in the event the Company’s results are less than or greater than certain predefined amounts, the Preferred Shareholders would either receive additional preferred shares if the Company’s earnings is less than the pre-defined amount or return to the employee shareholders a certain number of shares (or cash) in the event the earnings adjustment is met or exceeded. Both the Preferred Shareholders and Employee Shareholders have placed in escrow 1,369,422 preferred shares and 1,800,425 ordinary shares, respectively, which represents the maximum number of shares subject to exchange pursuant to this provision. Upon exchange, the shares received by the Preferred Shareholders pursuant to the performance adjustment formula will remain as preferred shares and the shares received by the Employee Shareholders pursuant to the performance adjustment formula will be converted into ordinary shares. As discussed in Note 2 (p), the Company has recorded a share-based compensation charge of RMB11,635 (US$1,472) in connection with issuance of preferred shares to the employees in September 2005 and RMB32,959 (US$4,170) in relation to the performance adjustment provision on the basis that the Company expected the predefined earnings level would be exceeded. The performance adjustment was settled and 1.1 million preferred share converted to ordinary shares and transferred to the Employee Shareholders on June 15, 2006. For such compensation charge, a corresponding amount has been recorded as a capital contribution from the preferred shareholders.
      On September 26, 2006, the Company converted the 8,975,105 convertible redeemable preferred shares to Class A ordinary shares (See Note 10).

10.	Capital Structure
      In September 2005, in connection with the share exchange disclosed in Note 1, Mindray issued 75,350,054 ordinary shares and 3,000,000 preferred shares, each with a par value of HK$0.001 in exchange for 78,350,054 ordinary shares of Shenzhen Mindray which equals approximately 91.11% of the 86,000,000 outstanding shares in Shenzhen Mindray. The share exchange, which occurred on a one for one basis, was accounted for as a reverse merger, and Shenzhen Mindray was deemed to be the accounting acquirer. The 7,649,946 ordinary shares of Shenzhen Mindray (representing approximately 8.9% of the 86,000,000 outstanding shares) that were held by shareholders that did not exchange and thus were not acquired by Mindray accordingly became minority interest of the consolidated entity as of the date of the reverse merger. In addition, the 86,000,000 ordinary shares outstanding from January 1, 2003 through the date of the reverse

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
merger equal the number of ordinary shares of Shenzhen Mindray which were legally outstanding during this period.
      In September 2005, the Company issued 7,074,977 convertible redeemable preferred shares to a third party investor.
      As a result of the PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB160,448 (US$20,070) as of December 31, 2005. This amount is made up of the registered equity of the PRC subsidiaries and the statutory reserves disclosed in Note 17.
      Beginning in 2007, the Company expects to distribute approximately 20% of net income to the shareholders. The declaration of dividends, if any, is subject to approval by the Board of Directors.
      On June 15, 2006, the Company also converted 1,099,872 convertible redeemable preferred shares to ordinary shares as a result of the settlement of the performance adjustment (see Note 9).
      On September 8, 2006, pursuant to the incentive share plan, the Company granted 10,000 restricted shares to an employee.
      On September 26, 2006, the Company issued an additional 12,643,000 shares in connection with the IPO. Effective on the date of the IPO, the Company’s authorized share capital consisted of two classes of ordinary shares: 4,000,000,000 Class A ordinary shares 1,000,000,000 Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares share in earnings and dividends equally and have the same rights, except for the voting and conversion rights. In respect of matters requiring shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to five votes. For the conversion rights, each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if the aggregate number of Class B ordinary shares is less than 20% of the total number of our issued and outstanding ordinary shares, each issued and outstanding Class B ordinary share shall automatically and immediately convert into one Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.
      On the same date, the Company converted the 8,975,105 convertible redeemable preferred shares to Class A ordinary shares. After the completion of the IPO, the Company has 60,289,767 Class A ordinary shares and 45,437,910 Class B ordinary shares issued and outstanding.

11.	Share-based compensation plan
      Pursuant to the 2006 Employee Share Option Plan, the Company granted options for the purchase of a maximum of 7,033,000 shares in the Company, subject to vesting requirements. The options entitle the option holder to acquire one ordinary share of the the Company at an exercise price of US$5.00 (RMB40.35) per share. The options expire eight years from the date of grant, and are subject to graded vesting, with approximately 25% of the options vesting on January 31, 2007, 2008, 2009 and 2010, respectively. In addition to the requirement that the employee be employed at the time of vesting, the vesting of each option is subject to employees meeting individual performance targets based on evaluations of each individual employee.
      The Company has adopted SFAS 123R and recognizes the fair value of the granted options over the required service period based on the Company’s estimate of the number of shares which will vest.

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      Management has used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following weighted-average assumptions:

	February 22, 2006	September 8, 2006

Risk-free interest rate	5.16%	5.29%
Expected life	5.25 years	5.25 years
Assumed volatility	33.2%	33.1%
Expected dividends	3.00%	3.00%
Fair value on grant date	US$1.35 (RMB10.67)	US$2.93 (RMB23.16)
      Assumed volatility is derived by referring to the average annualized standard deviation of the share price of listed comparable companies. The expected life of the option has been assumed to be exercised evenly throughout the option life. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date. Management’s best estmate is that the individual performance targets will be achieved. If such targets are not met, total compensation cost may decrease and certain recognized compensation cost will be reversed.
      A summary of option and nonvested shares under the Plan as of September 30, 2006 (unaudited) and changes in the period is presented below:

		Average
Options	Shares	Exercise Price

	of	US$
Outstanding as of January 1, 2006	—	—
Granted on February 22, 2006	7,033,000	5.00
Granted on September 8, 2006	3,190,300	11.12
Exercised	—	—
Forfeited	(209,000)	5.00

Outstanding and nonvested as of September 30, 2006	10,014,300	6.95

Exercisable as of September 30, 2006	630,000	5.00

      As of September 30, 2006, there was RMB67,405 (US$8,528) (unaudited) of total unrecognized compensation cost related to non-vested share options granted under the Plan. That cost is expected to be recognized over 4 years.

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

12.	Earnings Per Share

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

					RMB’000	RMB’000	US$’000
	RMB’000	RMB’000	RMB’000	US$’000	(Unaudited)	(Unaudited)	(Unaudited)
Net income for the period	104,788	181,747	205,089	25,947	119,636	255,818	32,366
Deemed dividends on issuance of convertible redeemable preferred shares	—	—	(14,031)	(1,775)	(14,031)	—	—

Income attributable to ordinary shareholders	104,788	181,747	191,058	24,172	105,605	255,818	32,366

Weighed average number of ordinary shares for the calculation of basic earning per share	86,000,000	86,000,000	82,790,427	82,790,427	85,297,806	80,777,302	80,777,302
Effect of dilutive potential ordinary shares attributable to preferred shares	—	—	—	—	—	9,475,483	9,475,483
Effect of dilutive potential ordinary shares attributable to share options	—	—	—	—	—	1,061,238	1,061,238

Weighted average number of ordinary shares for the calculation of diluted earnings per share	86,000,000	86,000,000	82,790,427	82,790,427	85,297,806	91,314,023	91,314,023

13.	Other Income, net

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

					RMB’000	RMB’000	US$’000
	RMB’000	RMB’000	RMB’000	US$’000	(Unaudited)	(Unaudited)	(Unaudited)
Government subsidies	1,932	1,181	8,837	1,118	411	—	—
Other income	2	224	625	79	509	378	48
Donation	—	(450)	—	—	—	—	—
Other expenses	(16)	(916)	(252)	(32)	(206)	(1,846)	(234)

Other income, net	1,918	39	9,210	1,165	714	(1,468)	(186)

14.	Staff Retirement Plan
      As stipulated under the rules and regulations in the PRC, the Company’s subsidiaries are required to contribute certain percentage of payroll costs of its employees to a state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.
      The cost of the Company’s contributions to the staff retirement plans in the PRC amounted to RMB2,186, RMB4,241 and RMB7,286 (US$922) and RMB5,125 and RMB7,285 (US$922) in 2003, 2004 and 2005 and the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited), respectively.

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

15.	Income Taxes
      The components of income taxes are as follows:

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

					RMB’000	RMB’000	US$’000
	RMB’000	RMB’000	RMB’000	US$’000	(Unaudited)	(Unaudited)	(Unaudited)
PRC	7,624	10,758	18,066	2,286	11,913	19,649	2,486

      The Company is a tax exempted company incorporated in Cayman Islands and is not subject to taxation under the current Cayman Islands law. Subsidiaries operating in the PRC are subject to income taxes as described below and the subsidiaries incorporated in the BVI are not subject to taxation.
      The basic corporate tax rate for the Sino-Foreign Equity Joint Venture in the PRC is currently 33% (30% state tax and 3% local tax). However, as Shenzhen Mindray is a production enterprise located in Shenzhen special economic zone, the applicable income tax rate is 15%. Shenzhen Mindray is entitled to a tax exemption for two years from year of its first taxable profit and a 50% tax reduction for the third to fifth year (7.5% state tax and Nil% local tax). The first profitable year was 1999. Shenzhen Mindray also has been designated as a “new and high technology enterprise”, and hence it has been eligible to receive a special additional tax holiday which represents a reduction in income tax of 50% resulting in a reduced tax rate of 7.5% for three years beginning with 2004 through the fiscal year ending December 31, 2006.
      Beijing Shen Mindray Bio-Medical Electronics Technology Research Co., Ltd. is entitled to a corporate income tax exemption for three years from its first year of operations and 50% tax reduction for the fourth to sixth year (15% state tax and Nil% local tax). The first year of operations was 2005 and hence Beijing Mindray is entitled to a corporate income tax exemption from 2005 to 2007 and a 50% tax reduction from 2008 to 2010.
      The current and deferred components of the income tax expense appearing in the consolidated statements of operations are as follows:

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

					RMB’000	RMB’000	US$’000
	RMB’000	RMB’000	RMB’000	US$’000	(Unaudited)	(Unaudited)	(Unaudited)
Income tax
Current year	7,895	11,992	16,996	2,150	12,664	21,018	2,659
Over provision in prior year	(154)	—	—	—	—	—	—
Deferred tax
Current year	(117)	(1,234)	1,070	136	(751)	(1,369)	(173)

Total income tax expense	7,624	10,758	18,066	2,286	11,913	19,649	2,486

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      The Company’s deferred tax assets as of December 31, 2004, 2005 and as of September 30, 2006 (unaudited) are attributable to the following:

	As of December 31,			As of September 30,

	2004	2005	2005	2006	2006

				RMB’000	US$’000
	RMB’000	RMB’000	US$’000	(Unaudited)	(Unaudited)
Deferred tax assets:
Inventory provision	400	287	36	575	73
Provisions and accruals	956	119	15	1,126	142
Depreciation	235	115	15	29	4

Total	1,591	521	66	1,730	219

      The Company does not have any material tax losses and deferred tax liabilities in any subsidiaries.
      A reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of operations is as follows:

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

					RMB’000	RMB’000	US$’000
	RMB’000	RMB’000	RMB’000	US$’000	(Unaudited)	(Unaudited)	(Unaudited)
Income before income taxes	112,412	192,505	231,564	29,297	131,548	281,923	35,668
PRC enterprise income tax rate	15%	15%	15%	15%	15%	15%	15%
Income tax at PRC enterprise income tax rate on income before income taxes	16,862	28,876	34,735	4,395	19,733	42,288	5,350
Effect of income (loss) for which no income tax benefit/ expense is receivable/ payable	3,940	548	3,442	435	2,501	3,008	381
Employee share-based compensation	—	—	10,639	1,346	10,639	2,927	370
Non-taxable VAT refund	(2,775)	(3,683)	(4,818)	(610)	(3,814)	—	—
Additional deduction on R&D expenses	(2,472)	(4,225)	(7,866)	(995)	(5,233)	(7,063)	(894)
Effect of tax holidays and tax concessions	(7,777)	(10,758)	(18,066)	(2,286)	(11,913)	(21,511)	(2,722)
Overprovision of income tax expenses in prior year	(154)	—	—	—	—	—	—

Total income tax expense	7,624	10,758	18,066	2,286	11,913	19,649	2,486

      The additional tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately RMB7,777, RMB10,758 and RMB18,066 (US$2,286) and RMB11,913 and RMB21,511 (US$2,722) in 2003, 2004 and 2005 and the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited), respectively (representing a reduction in basic earnings per share of RMB0.09, RMB0.13 and RMB0.22 (US$0.03) in 2003, 2004 and 2005 and RMB0.14 and RMB0.27 (US$0.03) for the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited)).

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)

16.	Commitments and Contingencies

(a)	Lease commitments
      Rental expenses under operating leases were RMB3,508, RMB4,246 and RMB5,853 (US$741) and RMB5,058 (US$640) in 2003, 2004 and 2005 and for nine months ended September 30, 2006 (unaudited), respectively.
      As of December 31, 2005, the Company was obligated under operating leases, which relate to buildings, requiring minimum rentals as follows:

Year ending December 31,

2006	4,682
2007	3,830
2008	3,657
2009	2,127
2010	—
2011 and thereafter	—

RMB’000	14,296

US$’000	1,809

(b)	Capital commitments
      As of December 31, 2005, the Company had outstanding capital commitments for property, plant and equipment totaling RMB11,512 (US$1,456).

(c)	Contingencies
      The Company is subject to claims and legal proceedings that arise in the ordinary course of its business operations. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be decided unfavorably to the Company. The Company does not believe that any of these matters will have a material adverse affect on its business, assets or operations.
      The Company issues indemnifications and warranties in certain instances in the ordinary course of business with its customers. Historically, costs incurred to settle claims related to these indemnifications and warranties have not been material to the Company’s financial position, results of operations or cash flows. The fair value of the indemnifications and warranties that the Company issued during 2003, 2004 and 2005 were not material to the Company’s financial position, results of operations or cash flows.

17.	Distribution of Profits
      As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Company is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprise (“PRC GAAP”) to non-distributable reserves (also referred to as “statutory common reserves”) which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based on the newly revised PRC Company law which took effect on January 1, 2006, the PRC subsidiaries are no longer required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are still required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital.
      The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve was used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. However, as a result of these laws, approximately RMB74,448 (US$9,419) is not available for distribution as of December 31, 2005.

18.	Segment Reporting
      The Company has three reportable segments based on its major product groups: patient monitoring devices, diagnostic laboratory instruments and ultrasound imaging systems. Each reportable segment derives its revenues from the sale of their product, which is the responsibility of a member of the senior management of the Company who has knowledge of product and service specific operational risks and opportunities. The Company’s chief operating decision makers have been identified as the Chairman and the President, who review the consolidated results when making decisions about allocating resources and assessing performance of the Company.
      The Company has combined two operating segments to arrive at the diagnostic laboratory instruments reporting segment. In particular, the biochemistry analyzers and hematology analyzers are operating segments which exhibit similar long-term financial performance and economic characteristics and also similar in nature of the products, production processes, the type of customers and distribution methods.

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      The accounting policies underlying the financial information provided for the segments are based primarily on statutory accounting requirements in the PRC. The principal measurement differences between this financial information and the consolidated financial statements are described below. The Company does not allocate operating expenses to individual reporting segments when making decisions about resources to be allocated to the segment and assessing its performance. All revenues are attributed to sales to external parties.
      For the year ended December 31,

	Patient	Diagnostic	Ultrasound
	monitoring	laboratory	imaging
2005	devices	instruments	systems	Others	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net revenues	496,464	263,162	264,267	14,334	1,038,227
Cost of revenues	(202,821)	(115,720)	(130,919)	(27,284)	(476,744)

Gross profit	293,643	147,442	133,348	(12,950)	561,483

	Patient	Diagnostic	Ultrasound
	monitoring	laboratory	imaging
2004	devices	instruments	systems	Others	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net revenues	364,994	172,703	112,739	14,481	664,917
Cost of revenues	(144,299)	(81,554)	(56,136)	(22,214)	(304,203)

Gross profit	220,695	91,149	56,603	(7,733)	360,714

	Patient	Diagnostic	Ultrasound
	monitoring	laboratory	imaging
2003	devices	instruments	systems	Others	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net revenues	280,584	116,733	36,281	8,142	441,740
Cost of revenues	(117,158)	(54,887)	(18,432)	(14,203)	(204,680)

Gross profit	163,426	61,846	17,849	(6,061)	237,060

      For the nine months ended September 30,

	Patient	Diagnostic	Ultrasound
	monitoring	laboratory	imaging
2006	devices	instruments	systems	Others	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	411,095	303,750	297,928	14,107	1,026,880
Cost of revenues	(160,361)	(131,095)	(130,996)	(26,288)	(448,740)

Gross profit	250,734	172,655	166,932	(12,181)	578,140

	Patient	Diagnostic	Ultrasound
	monitoring	laboratory	imaging
2005	devices	instruments	systems	Others	Total

	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	342,668	182,449	171,294	9,072	705,483
Cost of revenues	(138,376)	(78,803)	(86,673)	(16,446)	(320,298)

Gross profit	204,292	103,646	84,621	(7,374)	385,185

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
      A reconciliation of the amounts presented for reportable segments to the consolidated totals is as follows:

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

	RMB’000	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
					(Unaudited)	(Unaudited)	(Unaudited)
Total revenues per segment reporting	441,740	664,917	1,038,227	131,355	705,483	1,026,880	129,919
Reconciling adjustments:
Reclassification of VAT refund(a)	18,500	24,555	32,121	4,064	22,729	—	—
Reclassification of shipping and handling fees charged to customers(b)	14	2,583	8,225	1,041	5,428	10,744	1,359
Contract revenues on completed contract basis(c)	—	5,782	—	—	—	—	—

Total consolidated net revenues, as reported	460,254	697,837	1,078,573	136,459	733,640	1,037,624	131,278

Total cost of revenues per segment reporting	204,680	304,203	476,744	60,317	320,298	448,740	56,774
Reconciling adjustments:
Reclassification of shipping and handling fees from operating expenses(b)	5,885	7,990	16,582	2,098	11,334	18,348	2,321
Contract cost on completed contract basis(c)	—	6,820	—	—	—	—	—

Total consolidated cost of revenues, as reported	210,565	319,013	493,326	62,415	331,632	467,088	59,095

Gross profit per segment reporting	237,060	360,714	561,483	71,038	385,185	578,140	73,145
Reconciling adjustments:
Reclassification of VAT refund(a)	18,500	24,555	32,121	4,064	22,729	—	—
Reclassification of shipping and handling fees, net(b)	(5,871)	(5,407)	(8,357)	(1,057)	(5,906)	(7,604)	(962)
Contract revenues and costs on completed contract basis(c)	—	(1,038)	—	—	—	—	—

Total consolidated gross profit, as reported	249,689	378,824	585,247	74,044	402,008	570,536	72,183
Operating expenses	(136,911)	(186,121)	(364,728)	(46,144)	(270,405)	(295,696)	(37,411)

Operating income	112,778	192,703	220,519	27,900	131,603	274,840	34,772
Other income, net	1,918	39	9,210	1,165	714	(1,468)	(186)
Interest income	531	3,087	3,854	488	854	8,878	1,123
Interest expense	(2,815)	(3,324)	(2,019)	(255)	(1,623)	(327)	(41)

Income before income taxes and minority interests	112,412	192,505	231,564	29,297	131,548	281,923	35,668

      Note (a) — VAT refunds are classified as “Other income” under segment reporting and included in net revenues in the consolidated statement of operations.
      Note (b) — Shipping and handling costs charged to customers are included in operating expenses and netted against the expense under segment reporting and are reclassified against revenues for the consolidated

MINDRAY MEDICAL INTERNATIONAL LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share and per share data)
net revenues as reported. Shipping and handling expenses are classified as operating expenses under segment reporting and included in cost of revenues in the consolidated statement of operations.
      Note (c) — The design service provided in 2003 and 2004 was recognized based on completion of contractual milestones in segment reporting and were accounted for using the completed contract method in the consolidated statement of operations.

Geographic disclosures
      The Company’s revenues by geography are based on country of customer destination. The net revenues attributable by country of domicile and other countries are as follows:

	Year Ended December 31,				Nine Months Ended September 30,

	2003	2004	2005	2005	2005	2006	2006

					RMB’000	RMB’000	US$’000
	RMB’000	RMB’000	RMB’000	US$’000	(Unaudited)	(Unaudited)	(Unaudited)
PRC	346,772	459,602	626,997	79,327	428,419	553,619	70,043
Other countries	113,482	238,235	451,576	57,133	305,221	484,005	61,235

Total consolidated net revenues	460,254	697,837	1,078,573	136,459	733,640	1,037,624	131,278

      There are no single customers who contributed for 10% or more of the company’s net revenues in 2003, 2004, 2005 and for the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited).
      No net revenues attributable to any individual Country were material, other than in the PRC, in any of the reporting periods. All the long-lived assets of the Company are located in the PRC and the Company does not allocate such assets to individual segments.

Major customers
      There are no single customers who contributed for 10% or more of the Company’s net revenues in 2003, 2004, 2005 and for the nine months ended September 30, 2005 (unaudited) and 2006 (unaudited).

19.	Related party transactions
      During 2003 and 2004, the Company did not enter into any material transaction with its related parties.
      For the year ended December 31, 2005, certain shareholders contributed GG and GE to Mindray at nominal value of RMB162 (not stated in thousands) in order to facilitate the reorganization described in Note 1. Prior to their contribution, GG and GE were shell companies which held interests in Shenzhen Mindray, and immaterial amounts of cash and had no liabilities.

20.	Subsequent Events
      Expansion of research and development and manufacturing facilities — On December 27, 2006, the Company signed an agreement with the Government of the Nanjing Jiangning Development Zone. The agreement provides for staged investments to establish a new research and development and manufacturing facility in the Nanjing Jiangning Development Zone.

SCHEDULE 1
MINDRAY MEDICAL INTERNATIONAL LIMITED
STATEMENT OF OPERATIONS

	Period from June 10 to
	December 31, 2005

	RMB’000	US$’000
	(In thousands except
	share and per
	share data)
Net revenues	—	—
Operating expenses:
General and administrative expenses	(39)	(5)
Employee stock-based compensation	(44,594)	(5,642)

Operating loss	(44,633)	(5,647)
Interest income	2,141	271

Loss before income taxes	(42,492)	(5,376)
Provision for income taxes	—	—

Net loss after income taxes	(42,492)	(5,376)
Share of net profits of subsidiaries	86,008	10,882

Net income	43,516	5,506
Deemed dividend on issuance of convertible redeemable preferred shares at a discount	(14,031)	(1,775)

Loss attributable to ordinary shareholders	29,485	3,730

MINDRAY MEDICAL INTERNATIONAL LIMITED
BALANCE SHEET

	December 31, 2005

	RMB’000	US$’000
	(In thousands except
	share and per share
	data)
ASSETS
Current assets:
Cash and cash equivalents	225,349	28,511
Other receivables	94	12

Total current assets	225,443	28,523
Investments in subsidiaries	384,848	48,690

Total assets	610,291	77,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Other payables	1,142	144
Accrued expenses	12,191	1,542

Total current liabilities	13,333	1,687

Mezzanine equity
Convertible redeemable preference shares (HK$0.001 par value: 1,000,000,000 shares authorized, and 10,074,977 shares for 2005 issued and outstanding)	325,389	41,168

Shareholders’ equity:
Ordinary shares (HK$0.001 par value: 5,000,000,000 shares authorized and 75,350,054 for 2005 issued and outstanding)	79	10
Additional paid-in capital	242,005	30,618
Accumulated loss	29,485	3,730

Total shareholders’ equity	271,569	34,358

Total liabilities and shareholders’ equity	610,291	77,213

MINDRAY MEDICAL INTERNATIONAL LIMITED
STATEMENT OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

			Additional
			paid-in	Retained
	Ordinary share capital		capital	earnings	Total

	Number	RMB’000	RMB’000	RMB’000	RMB’000
	(In thousands except share and per share data)
As of June 10, 2005	75,350,054	79	—	—	79
Net income	—	—	—	43,516	43,516
Contributions of investments in subsidiaries	—	—	298,840	—	298,840
Conversion of ordinary shares to convertible redeemable preference shares	—	—	(101,458)	—	(101,458)
Capital contributions of expenses and cash related to reorganization	—	—	29	—	29
Deemed dividend on issuance of convertible redeemable preference shares at a discount	—	—	—	(14,031)	(14,031)
Capital contributions in connection with stock based compensation	—	—	44,594	—	44,594

As of December 31, 2005	75,350,054	79	242,005	29,485	271,569

As of December 31, 2005 (US$’000)	75,350,054	10	30,618	3,730	34,358

MINDRAY MEDICAL INTERNATIONAL LIMITED
STATEMENT OF CASH FLOWS

	Period from June 10
	to December 31, 2005

	RMB’000	US$’000
	(In thousands except
	share and per share
	data)
Cash flows from operating activities:
Net loss	43,516	5,506

Adjustments to reconcile net income to net cash from operating activities Employee stock-based compensation	44,594	5,642
Share of net profits of subsidiaries	(86,008)	(10,882)
Changes in current assets and liabilities:
Increase in other receivables	(94)	(12)
Increase in other payables	1,142	144
Increase in accrued expenses	12,191	1,542

Net cash from operating activities	15,341	1,941

Cash flows used in investing activities:
Capital injection in subsidiaries	(* )	(* )

Cash flows from financing activities:
Contributions from shareholders	29	4
Issue of ordinary shares	79	10
Issue of convertible redeemable preference shares (net of direct incremental costs of RMB17,373 (US$2,198))	209,900	26,556

Net cash generated from financing activities	210,008	26,570

NET INCREASE IN AND BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	225,349	28,511

*	The balance was RMB162 (not stated in thousands).

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Mindray Medical International Limited
9,827,220

American Depositary Shares
Representing
9,827,220 Class A Ordinary Shares

Goldman Sachs (Asia) L.L.C.
JPMorgan
UBS Investment Bank
Representatives of the Underwriters

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of directors and officers
      The registrant’s articles of association provide that, subject to Companies Law (2004) (Revision) Cap. 22 (the “Companies Law”), every director or other officer of the registrant shall be indemnified against any liability incurred by him in his capacity as such. However, directors and officers of the registrant are not indemnified against any liability to the registrant or a related company of the registrant arising out of negligence, default, breach of duty or breach of trust with respect to the registrant or a related company, unless such liability is incurred in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application in which relief is granted to him by the court pursuant to the Companies Law from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.
      Pursuant to indemnification agreements, a form of which has been filed as Exhibit 10.2 to this registration statement, the registrant has agreed to indemnify its directors and officers, to the extent permitted by Cayman law, against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer.

Item 7.	Recent sales of unregistered securities
      During the past three years, the registrant has issued and sold the securities listed below without registering the securities under the Securities Act. In the case of each transaction referenced in this Item 7, the issuance was a private placement of securities with fewer than ten purchasers who are all non-US residents, no directed selling efforts, no discounts, commissions or fees, no underwriter, and no “substantial U.S. market interest” as defined in Regulation S. The only exceptions to this are that one of the four Goldman Sachs affiliated entities that purchased Mindray preferred shares in September of 2005 is incorporated in the State of Delaware and the grant of options was made to a large number of our employees. The registrant believes that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.
      In September 2005, we issued a total of 75,350,054 ordinary shares, par value HK$0.001 per share, to Able Choice Investments Limited, Asiawell Holdings Limited, Dragon City International Investment Limited, Hung Yue Finance Limited, Ideaport Technology Limited, Med-Tech Consulting Co. Ltd., MEG Holding Corp., New Dragon (No. 12) Investments Limited, Quiet Well Limited and Well Elite Group Limited, and a total of 3,000,000 convertible redeemable preferred shares to Able Choice Investments Limited, Dragon City International Investment Limited, New Dragon (No. 12) Investments Limited and Quiet Well Limited in exchange for their respective outstanding ownership interests in Shenzhen Mindray.
      In September 2005 we entered into a subscription and share purchase agreement with GS Capital Partners V Fund L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & Co. KG, and GS Capital Partners V Institutional, L.P., or collectively the GS Funds, pursuant to which we issued 7,074,977 convertible redeemable preferred shares convertible into ordinary shares to the GS Funds at a cash purchase price of approximately US$3.93 per share.
      On June 15, 2006, we issued a total of 7,649,646 ordinary shares to Able Choice, Bright Ray Limited and Clear Ray Limited to be owned by shareholders of Mingrui Venture Capital and Investment Co. Ltd. and Legend New-Tech Investments Ltd. in exchange for consideration of 7,649,646 shares of Shenzhen Mindray acquired by Mindray International.

Item 8.	Exhibits and financial statement schedules
      (a) Exhibits
Index to Exhibits

Number		Description

1	.1†	Form of Underwriting Agreement.
3	.1*	Third Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited.

4	.1*	Form of American Depositary Receipt.

4	.2*	Specimen Certificate for Class A Ordinary Shares.

4	.3*	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares.

4	.4*	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005.

4	.5*	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006.

5	.1†	Form of opinion of Conyers Dill & Pearman, Cayman Islands counsel to the registrant, regarding the validity of the Class A ordinary shares being registered.

5	.2†	Opinion of Jun He Law Offices, counsel to the registrant, regarding compliance with PRC law.

8	.1†	Form of opinion of O’Melveny & Myers LLP, regarding certain US tax matters.

8	.2†	Form of opinion of Conyers Dill & Pearman, Cayman Islands counsel to the registrant, regarding certain Cayman Islands tax matters.
10	.1*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.

10	.2*	Form of Indemnification Agreement with the officers and directors of Mindray Medical International Limited.

10	.3*	Form of Employment Agreement of Mindray Medical International Limited.

10	.4*	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001.

10	.5*	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002.

10	.6*	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002.

10	.7*	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004.

10	.8*	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005.

10	.9*	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement dated August 22, 2005.

10	.10*	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd.

10	.11*	Form of Equity Transfer Agreement.

10	.12**†	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006.

21	.1†	List of subsidiaries.

Number		Description

23.1		Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

23	.2†	Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.2).

23	.3†	Consent of Jun He Law Offices (included in Exhibit 5.2).

23	.4†	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1).
23	.5†	Consent of American Appraisal China Limited.
23	.6†	Consent of Frost & Sullivan.
24	.1†	Powers of Attorney (included on signature page to this registration statement initially filed on January 17, 2007).

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-137140).

**	Confidential treatment has been requested with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

†	Previously filed.
Item 9.     Undertakings
      (a) The undersigned registrant hereby undertakes that:
      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
      (4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
      (b) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China on January 31, 2007.

Mindray Medical International Limited

By:	/s/ Joyce I-Yin Hsu

Name: Joyce I-Yin Hsu

Title:	Director and Chief Financial Officer
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on January 31, 2007.

Signature		Capacity

* Xu Hang		Chairman of the Board and Co-Chief Executive Officer

* Li Xiting		Director and Co-Chief Executive Officer (principal executive officer)

* Andrew Wolff		Director

* Chen Qingtai		Director

* Ronald Ede		Director

* Wu Qiyao		Director

/s/ Joyce I-Yin Hsu Joyce I-Yin Hsu		Director and Chief Financial Officer (principal financial and accounting officer)

*By:	/s/ Joyce I-Yin Hsu Joyce I-Yin Hsu Attorney-in-Fact

Signature of authorized representative in the United States
      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Mindray Medical International Limited, has signed this registration statement or amendment thereto in New York, New York, on January 31, 2007.

Puglisi & Associates

By:	/s/ Donald J. Puglisi

Name: Donald J. Puglisi

Title:	Managing Director

INDEX TO EXHIBITS

Number		Description

1	.1†	Form of Underwriting Agreement.

3	.1*	Third Amended and Restated Memorandum and Articles of Association of Mindray Medical International Limited.

4	.1*	Form of American Depositary Receipt.

4	.2*	Specimen Certificate for Class A Ordinary Shares.

4	.3*	Form of Deposit Agreement among Mindray Medical International Limited, The Bank of New York and owners and holders of the American Depositary Shares.

4	.4*	Shareholders’ Agreement between Mindray International Holdings Ltd., Shenzhen Mindray Bio-Medical Electronics Co., Ltd., the several shareholders named therein, and the several investors named therein, dated September 26, 2005.

4	.5*	Registration Rights Agreement between Mindray Medical International Limited and the several investors named therein, dated September 5, 2006.

5	.1†	Form of opinion of Conyers Dill & Pearman, Cayman Islands counsel to the registrant, regarding the validity of the Class A ordinary shares being registered.

5	.2†	Opinion of Jun He Law Offices, counsel to the registrant, regarding compliance with PRC law.

8	.1†	Form of opinion of O’Melveny & Myers LLP, regarding certain US tax matters.

8	.2†	Form of opinion of Conyers Dill & Pearman, Cayman Islands counsel to the registrant, regarding certain Cayman Islands tax matters.

10	.1*	Amended and Restated Employee Share Incentive Plan and form of Option Agreement.

10	.2*	Form of Indemnification Agreement with the officers and directors of Mindray Medical International Limited.

10	.3*	Form of Employment Agreement of Mindray Medical International Limited.

10	.4*	Grant Contract of Use Right of State-owned Land of Mindray headquarters building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Planning and State-owned Land Bureau, dated July 18, 2001.

10	.5*	Agreement for Assignment of Trademark between Chang Run Da Electronic (Shenzhen) Co., Ltd. and Shenzhen Mindray Bio-Medical Electronics Co., Ltd., dated November 20, 2002.

10	.6*	Purchase Agreement of New Energy Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Mindray Electronic Co., Ltd., dated April 9, 2002.

10	.7*	Lease Agreement of Reagent and Manufacturing building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated June 28, 2004.

10	.8*	Lease Agreement of Manufacturing Building between Shenzhen Mindray Bio-Medical Electronics Co., Ltd. and Shenzhen Zhongguan Company Limited, dated July 27, 2005.

10	.9*	Subscription and Share Purchase Agreement dated July 6, 2005 and Subscription and Share Purchase Amendment Agreement dated August 22, 2005.

10	.10*	Form of Agreement on Transfer of Shares of Shenzhen Mindray Bio-Medical Electronics Co., Ltd.

10	.11*	Form of Equity Transfer Agreement.
10	.12**†	Investment Cooperation Agreement between Mindray Medical International Limited and the Management Committee of the Nanjing Jiangning Economic and Technological Development Zone, dated December 27, 2006.

21	.1†	List of subsidiaries.

23.1		Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

23	.2†	Consent of Conyers Dill & Pearman (included in Exhibit 5.1 and Exhibit 8.2).

23	.3†	Consent of Jun He Law Offices (included in Exhibit 5.2).

23	.4†	Consent of O’Melveny & Myers LLP (included in Exhibit 8.1).

23	.5†	Consent of American Appraisal China Limited.

23	.6†	Consent of Frost & Sullivan.

24	.1†	Powers of Attorney (included on signature page to this registration statement initially filed on January 17, 2007).

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-137140).

**	Confidential treatment has been requested with respect to certain portions of this exhibit. A complete copy of the agreement, including the redacted portions, has been filed separately with the Commission.

†	Previously filed.